Exhibit 99.1
Brookfield Infrastructure Partners L.P.
Interim Report Q3 2026
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2026 AND DECEMBER 31, 2025 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025

Brookfield Infrastructure Partners L.P. (our “partnership” and together with its subsidiary and operating entities “Brookfield Infrastructure”) is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Brookfield Corporation (together with its affiliates other than Brookfield Infrastructure, “Brookfield”) has an approximate 26.6% economic interest in Brookfield Infrastructure on a fully exchanged basis. Brookfield Infrastructure has appointed Brookfield as its Service Providers to provide certain management, administrative and advisory services, for a fee, under the Master Services Agreement.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

		As of
US$ MILLIONS, UNAUDITED	Notes	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	7	$2,672	$3,201
Financial assets	7	419	512
Accounts receivable and other	7	5,468	5,336
Inventory		603	583
Assets classified as held for sale	4	451	2,346
Current assets		9,613	11,978
Property, plant and equipment	8	62,839	66,797
Intangible assets	9	14,639	15,765
Investments in associates and joint ventures	10	7,332	6,377
Investment properties		3,302	2,771
Goodwill	6	17,543	19,210
Financial assets	7	920	493
Other assets		4,336	4,551
Deferred income tax asset		121	208
Total assets		$120,645	$128,150

Liabilities and Partnership Capital
Liabilities
Accounts payable and other	7	$7,454	$6,893
Corporate borrowings	7,11	1,043	735
Non-recourse borrowings	7,11	3,314	6,013
Financial liabilities	7	375	330
Liabilities directly associated with assets classified as held for sale	4	103	1,289
Current liabilities		12,289	15,260
Corporate borrowings	7,11	4,254	4,212
Non-recourse borrowings	7,11	52,453	53,538
Financial liabilities	7	3,368	3,094
Other liabilities(1)		6,285	6,688
Deferred income tax liability		9,720	9,798
Preferred shares	7	20	20
Total liabilities		88,389	92,610

Partnership capital
Limited partners	16	4,417	4,889
General partner	16	24	25
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	16	1,834	2,017
BIPC exchangeable shares and class A.2 exchangeable shares	16	1,314	1,440
Exchangeable units(2)	16	52	61
Perpetual subordinated notes	16	293	293
Interest of others in operating subsidiaries		23,487	26,086
Preferred unitholders	16	835	729
Total partnership capital		32,256	35,540
Total liabilities and partnership capital		$120,645	$128,150
1.$2.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
2 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF OPERATING RESULTS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2026	2025	2026	2025
Revenues	14	$6,556	$5,975	$19,339	$16,796
Direct operating costs	8,9,15	(4,884)	(4,416)	(14,381)	(12,375)
General and administrative expenses		(111)	(107)	(334)	(312)
		1,561	1,452	4,624	4,109
Interest expense		(1,049)	(1,014)	(3,169)	(2,822)
Share of earnings from investments in associates and joint ventures	10	49	437	41	548
Mark-to-market losses	7	(171)	(158)	(209)	(423)
Other income		65	320	101	712
Income before income tax		455	1,037	1,388	2,124
Income tax (expense) recovery
Current		(193)	(173)	(505)	(564)
Deferred		40	(114)	56	(32)
Net income		$302	$750	$939	$1,528

Attributable to:
Limited partners		$(11)	$210	$(121)	$230
General partner		87	81	259	241
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		(4)	87	(50)	96
BIPC exchangeable shares and class A.2 exchangeable shares		(3)	60	(35)	65
Exchangeable units(1)		—	2	(1)	2
Interest of others in operating subsidiaries		233	310	887	894
Basic and diluted (loss) income per limited partner unit:	16	$(0.04)	$0.44	$(0.31)	$0.45
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

The accompanying notes are an integral part of the financial statements.
Q3 2026 INTERIM REPORT 3

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2026	2025	2026	2025
Net income		$302	$750	$939	$1,528
Other comprehensive income:
Items that will not be reclassified subsequently to profit or loss:
Revaluation of asset retirement obligation		—	(1)	—	2
Unrealized actuarial gains (losses)		3	2	(50)	(5)
Taxes on the above items		—	—	12	1
Share of income (losses) from investments in associates and joint ventures	10	—	3	(1)	2
		3	4	(39)	—
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		29	(192)	(220)	1,614
Cash flow hedge	7	554	10	784	(321)
Net investment hedge	7	(8)	29	(88)	(158)
Taxes on the above items		(96)	4	(118)	82
Share of income (losses) from investments in associates and joint ventures	10	81	58	227	(364)
		560	(91)	585	853
Total other comprehensive income (loss)		563	(87)	546	853
Comprehensive income		$865	$663	$1,485	$2,381

Attributable to:
Limited partners		$87	$268	$45	$433
General partner		88	81	260	241
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield		36	110	17	178
BIPC exchangeable shares and class A.2 exchangeable shares		26	77	14	124
Exchangeable units(1)		1	3	1	5
Interest of others in operating subsidiaries		627	124	1,148	1,400
1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
The accompanying notes are an integral part of the financial statements.
4 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED September 30, 2026 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest –Exchangeable units(4)	Non-controlling interest – in operating subsidiaries(5)	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2026	$6,165	$(4,859)	$1,830	$1,277	$4,413	$24	$1,834	$1,314	$54	$23,862	$293	$729	$32,523
Net (loss) income	—	(11)	—	—	(11)	87	(4)	(3)	—	233	—	—	302
Other comprehensive income	—	—	—	98	98	1	40	29	1	394	—	—	563
Comprehensive income	—	(11)	—	98	87	88	36	26	1	627	—	—	865
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(208)	—	—	(208)	(88)	(86)	(62)	(3)	—	—	—	(447)
Partnership preferred distributions(3)	—	(8)	—	—	(8)	—	(4)	(3)	—	—	—	—	(15)
Disposition of subsidiaries(6)	—	—	—	—	—	—	—	—	—	(178)	—	—	(178)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,302)	—	—	(1,302)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	1,432	—	—	1,432
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(735)	—	—	(735)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	106	106
Other items(2)	—	130	—	—	130	—	54	39	—	(219)	—	—	4
Balance as at September 30, 2026	$6,168	$(4,956)	$1,830	$1,375	$4,417	$24	$1,834	$1,314	$52	$23,487	$293	$835	$32,256

1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
5.$2.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
6.Refer to Note 5, Disposition of Businesses.

The accompanying notes are an integral part of the financial statements.
Q3 2026 INTERIM REPORT 5

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE THREE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries(6)	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at June 30, 2025	$6,203	$(4,342)	$1,707	$877	$4,445	$23	$1,830	$1,273	$54	$20,909	$293	$822	$29,649
Net income	—	210	—	—	210	81	87	60	2	310	—	—	750
Other comprehensive income (loss)	—	—	—	58	58	—	23	17	1	(186)	—	—	(87)
Comprehensive income	—	210	—	58	268	81	110	77	3	124	—	—	663
Unit issuance(2)	3	—	—	—	3	—	—	—	—	—	—	—	3
Partnership distributions(3)	—	(198)	—	—	(198)	(81)	(82)	(57)	(2)	—	—	—	(420)
Partnership preferred distributions(3)	—	(8)	—	—	(8)	—	(4)	(3)	—	—	—	—	(15)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	5,940	—	—	5,940
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,045)	—	—	(1,045)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(314)	—	—	(314)
Other items(2)	1	14	—	(13)	2	—	1	1	(2)	5	—	—	7
Balance as at September 30, 2025	$6,207	$(4,324)	$1,707	$922	$4,512	$23	$1,855	$1,291	$53	$25,619	$293	$822	$34,468
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
6.$1.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.

The accompanying notes are an integral part of the financial statements.
6 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE NINE-MONTH PERIOD ENDED September 30, 2026 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest –Exchangeable units(4)	Non-controlling interest – in operating subsidiaries(5)	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2025	$6,199	$(4,233)	$1,712	$1,211	$4,889	$25	$2,017	$1,440	$61	$26,086	$293	$729	$35,540
Net (loss) income	—	(121)	—	—	(121)	259	(50)	(35)	(1)	887	—	—	939
Other comprehensive income	—	—	—	166	166	1	67	49	2	261	—	—	546
Comprehensive income	—	(121)	—	166	45	260	17	14	1	1,148	—	—	1,485
Unit issuance(2)	9	—	—	—	9	—	—	139	—	—	—	—	148
Unit repurchases(2)	(40)	(73)	—	—	(113)	—	—	—	—	—	—	—	(113)
Partnership distributions(3)	—	(625)	—	—	(625)	(264)	(259)	(185)	(8)	—	—	—	(1,341)
Partnership preferred distributions(3)	—	(25)	—	—	(25)	—	(11)	(7)	—	—	—	—	(43)
Disposition of subsidiaries(6)	—	—	—	—	—	—	—	—	—	(178)	—	—	(178)
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(3,026)	—	—	(3,026)
Capital provided by non-controlling interest	—	—	—	—	—	—	—	—	—	1,432	—	—	1,432
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,756)	—	—	(1,756)
Preferred units issued(2)	—	—	—	—	—	—	—	—	—	—	—	106	106
Other items(2)	—	121	118	(2)	237	3	70	(87)	(2)	(219)	—	—	2
Balance as at September 30, 2026	$6,168	$(4,956)	$1,830	$1,375	$4,417	$24	$1,834	$1,314	$52	$23,487	$293	$835	$32,256
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
5. $2.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.
6.Refer to Note 5, Disposition of Businesses.

The accompanying notes are an integral part of the financial statements.
Q3 2026 INTERIM REPORT 7

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF PARTNERSHIP CAPITAL

	Limited Partners
FOR THE NINE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS, UNAUDITED	Limited partners’ capital	(Deficit)	Ownership changes	Accumulated other comprehensive income(1)	Limited partners	General partner	Non-controlling interest – Redeemable Partnership Units held by Brookfield	Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	Non-controlling interest –Exchangeable units(5)	Non-controlling interest – in operating subsidiaries(6)	Non-controlling interest – Perpetual subordinated notes	Preferred unitholders capital	Total partners’ capital

Balance as at December 31, 2024	$6,210	$(3,982)	$1,698	$778	$4,704	$27	$1,926	$1,355	$62	$20,568	$293	$918	$29,853
Net income	—	230	—	—	230	241	96	65	2	894	—	—	1,528
Other comprehensive income	—	—	—	203	203	—	82	59	3	506	—	—	853
Comprehensive income	—	230	—	203	433	241	178	124	5	1,400	—	—	2,381
Unit issuance(2)	8	—	—	—	8	—	—	—	—	—	—	—	8
Unit repurchases(2)	(14)	(15)	—	—	(29)	—	—	—	—	—	—	—	(29)
Partnership distributions(3)	—	(595)	—	—	(595)	(243)	(246)	(171)	(6)	—	—	—	(1,261)
Partnership preferred distributions(3)	—	(26)	—	—	(26)	—	(12)	(9)	—	—	—	—	(47)
Acquisition of subsidiaries(4)	—	—	—	—	—	—	—	—	—	6,432	—	—	6,432
Capital provided to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,717)	—	—	(1,717)
Subsidiary distributions to non-controlling interest	—	—	—	—	—	—	—	—	—	(1,069)	—	—	(1,069)
Preferred units redeemed(2)	—	—	—	—	—	—	—	—	—	—	—	(96)	(96)
Other items(2)	3	64	9	(59)	17	(2)	9	(8)	(8)	5	—	—	13
Balance as at September 30, 2025	$6,207	$(4,324)	$1,707	$922	$4,512	$23	$1,855	$1,291	$53	$25,619	$293	$822	$34,468
1.Refer to Note 18, Accumulated Other Comprehensive Income (Loss).
2.Refer to Note 16, Partnership Capital.
3.Refer to Note 17, Distributions.
4.Refer to Note 6, Acquisition of Businesses.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
6.$1.8 billion of capital contributed by non-controlling shareholders in our Indian telecom tower operation has been excluded from partnership capital, interest of others in operating subsidiaries, and classified as a liability.

The accompanying notes are an integral part of the financial statements.
8 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.
UNAUDITED INTERIM CONDENSED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, UNAUDITED	Notes	2026	2025	2026	2025
Operating Activities
Net income		$302	$750	$939	$1,528
Adjusted for the following items:
Earnings from investments in associates and joint ventures, net of distributions received	10	66	93	267	321
Depreciation and amortization expense	8,9,15	1,007	1,050	3,177	2,951
Mark-to-market, provisions and other	7	69	(200)	109	(320)
Deferred income tax (recovery) expense		(40)	114	(56)	32
Changes in non-cash working capital, net		135	63	(511)	(585)
Cash from operating activities		1,539	1,870	3,925	3,927

Investing Activities
Acquisition of subsidiaries, net of cash acquired	6	(73)	(9,679)	(73)	(9,848)
Disposal of subsidiaries, net of cash disposed	5	244	1,719	2,388	2,150
Investments in associates and joint ventures	10	(202)	—	(516)	—
Disposal of investments in associates and joint ventures	10	—	775	66	1,449
Purchase of long-lived assets	8,9	(1,269)	(2,105)	(4,673)	(3,995)
Disposal of long-lived assets	8,9	389	61	537	193
Purchase of financial assets		(186)	(189)	(623)	(227)
Sale of financial assets		146	—	591	264
Net settlement of foreign exchange hedging items	7	(17)	(29)	(84)	(47)
Other investing activities		(11)	(692)	(77)	(642)
Cash used by investing activities		(979)	(10,139)	(2,464)	(10,703)

Financing Activities
Distributions to general partner	17	(88)	(81)	(264)	(243)
Distributions to other unitholders	17	(374)	(354)	(1,120)	(1,065)
Subsidiary distributions to non-controlling interest		(735)	(314)	(1,630)	(1,069)
Net capital provided by non-controlling interest		1,387	5,089	88	4,573
Proceeds from corporate borrowings	11	—	500	—	678
Net proceeds from (repayment of) commercial paper program	11	575	(45)	307	250
Proceeds from corporate credit facility	11	388	498	1,190	2,414
Repayment of corporate credit facility	11	(922)	(611)	(1,024)	(2,714)
Proceeds from non-recourse borrowings	11	4,419	6,285	12,473	11,151
Repayment of non-recourse borrowings	11	(5,250)	(1,967)	(11,386)	(5,762)
Preferred units issued (redeemed)	16	106	—	106	(90)
Exchangeable shares issued, net of unit repurchases	16	3	3	35	(21)
Lease liability repaid		(105)	(148)	(339)	(378)
Other financing activities		(335)	(263)	(343)	(429)
Cash (used by) from financing activities		(931)	8,592	(1,907)	7,295

Cash and cash equivalents
Change during the period		(371)	323	(446)	519
Cash reclassified as assets held for sale		(35)	(34)	(43)	(62)
Impact of foreign exchange on cash and other		(7)	(18)	(40)	85
Balance, beginning of period		3,085	2,342	3,201	2,071
Balance, end of period		$2,672	$2,613	$2,672	$2,613

The accompanying notes are an integral part of the financial statements.
Q3 2026 INTERIM REPORT 9

NOTES TO THE UNAUDITED INTERIM CONDENSED AND CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2026 AND DECEMBER 31, 2025 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025
1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS
Brookfield Infrastructure Partners L.P. (our “partnership” and, together with its subsidiaries and operating entities, “Brookfield Infrastructure”) owns and operates utilities, transport, midstream and data businesses in the Americas, Europe and the Asia Pacific region. Our partnership was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated May 17, 2007, as amended and restated. Our partnership is a subsidiary of Brookfield Corporation (“Brookfield”). Our partnership’s units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols “BIP” and “BIP.UN”, respectively. Our cumulative Class A preferred limited partnership units, Series 9 and Series 11 are listed on the Toronto Stock Exchange under the symbols “BIP.PR.E” and “BIP.PR.F”, respectively. Our cumulative Class A preferred limited partnership units, Series 13 and Series 14, are listed on the New York Stock Exchange under the symbols “BIP.PR.A” and “BIP.PR.B”, respectively. Our partnership’s registered office is 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda.
In these notes to the interim condensed and consolidated financial statements, references to “units” are to the limited partnership units in our partnership other than the preferred units, references to our “preferred units” are to preferred limited partnership units in our partnership and references to our “unitholders” and “preferred unitholders” are to the holders of our units and preferred units, respectively. References to “Class A Preferred Units”, “Series 3 Preferred Units”, “Series 9 Preferred Units”, “Series 11 Preferred Units”, “Series 13 Preferred Units”, “Series 14 Preferred Units” and “Series 19 Preferred Units”, are to cumulative Class A preferred limited partnership units, cumulative Class A preferred limited partnership units, Series 3, cumulative Class A preferred limited partnership units, Series 9, cumulative Class A preferred limited partnership units, Series 11, cumulative Class A preferred limited partnership units, Series 13, cumulative Class A preferred limited partnership units, Series 14, and cumulative Class A preferred limited partnership units, Series 19, in our partnership, respectively.
2. MATERIAL ACCOUNTING POLICY INFORMATION
a) Statement of Compliance
These interim condensed and consolidated financial statements of our partnership and its subsidiaries (together “Brookfield Infrastructure”) have been prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2025. The accounting policies that our partnership applied in its annual consolidated financial statements as of and for the year ended December 31, 2025, are disclosed in Note 3 of such financial statements, with which reference should be made in reading these interim condensed and consolidated financial statements.
These interim condensed and consolidated financial statements were authorized for issuance by the Board of Directors of our partnership on November 6, 2026.
b) Significant Accounting Judgments and Key Sources of Estimation Uncertainty
In preparing our consolidated financial statements, we make judgments in applying our accounting policies. The areas of judgment are consistent with those reported in our consolidated financial statements as of and for the year ended December 31, 2025. As disclosed in our 2025 annual consolidated financial statements, our partnership uses significant assumptions and estimates to determine the fair value of our property, plant and equipment and the value-in-use or fair value less costs of disposal of the cash-generating units or groups of cash generating units to which goodwill or an intangible asset has been allocated.
c) Adoption of Accounting Standards
The partnership has applied the new and revised standard issued by the IASB that is effective for the period beginning on or after January 1, 2026.
Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments:
Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
In May 2024, the IASB issued amendments which clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and add new or amended disclosures relating to investments in equity instruments designated at FVOCI and financial instruments with contingent features. The partnership has assessed these amendments and determined that they have had no material impact on its consolidated financial statements.
10 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

3. SEGMENT INFORMATION
IFRS 8, Operating Segments, requires operating segments to be determined based on information that is regularly reviewed by the Executive Management and the Board of Directors for the purpose of allocating resources to the segment and to assess its performance. The Chief Operating Decision Maker (“CODM”) uses Funds from Operations (“FFO”) in assessing performance and in making resource allocation decisions, which enable the determination of return on the equity deployed. We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites.
FFO includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries.

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2026 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$779	$578	$474	$304	$—	$2,135	$(488)	$4,909	$6,556
Costs attributed to revenues(2)	(435)	(176)	(200)	(80)	—	(891)	132	(3,118)	(3,877)
General and administrative expenses	—	—	—	—	(111)	(111)	—	—	(111)
Other (expense) income	(27)	11	(5)	8	30	17	(1)	(123)	(107)
Interest expense	(117)	(98)	(91)	(60)	(67)	(433)	94	(710)	(1,049)
FFO	200	315	178	172	(148)	717
Depreciation and amortization expense						(440)	134	(701)	(1,007)
Deferred taxes						7	(3)	36	40
Mark-to-market and other(3)						(215)	89	(66)	(192)
Share of earnings from associates						—	43	6	49
Net income attributable to non-controlling interest						—	—	(233)	(233)
Net income attributable to partnership(4)						$69	$—	$—	$69

	Total attributable to Brookfield Infrastructure
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$720	$609	$409	$296	$—	$2,034	$(453)	$4,394	$5,975
Costs attributed to revenues(2)	(389)	(214)	(172)	(85)	—	(860)	124	(2,630)	(3,366)
General and administrative expenses	—	—	—	—	(107)	(107)	—	—	(107)
Other (expense) income	(28)	(9)	2	4	55	24	(38)	(56)	(70)
Interest expense	(113)	(100)	(83)	(77)	(64)	(437)	93	(670)	(1,014)
FFO	190	286	156	138	(116)	654
Depreciation and amortization expense						(453)	122	(719)	(1,050)
Deferred taxes						1	(9)	(106)	(114)
Mark-to-market and other(3)						238	(267)	88	59
Share of earnings from associates						—	428	9	437
Net income attributable to non-controlling interest						—	—	(310)	(310)
Net income attributable to partnership(4)						$440	$—	$—	$440
Q3 2026 INTERIM REPORT 11

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$2,263	$1,859	$1,446	$1,001	$—	$6,569	$(1,567)	$14,337	$19,339
Costs attributed to revenues(2)	(1,247)	(649)	(621)	(320)	—	(2,837)	528	(8,895)	(11,204)
General and administrative expenses	—	—	—	—	(334)	(334)	—	—	(334)
Other (expense) income	(77)	—	(15)	19	120	47	(4)	(273)	(230)
Interest expense	(342)	(301)	(259)	(225)	(190)	(1,317)	286	(2,138)	(3,169)
FFO	597	909	551	475	(404)	2,128
Depreciation and amortization expense						(1,360)	384	(2,201)	(3,177)
Deferred taxes						1	(16)	71	56
Mark-to-market and other(3)						(717)	342	(8)	(383)
Share of earnings from associates						—	47	(6)	41
Net income attributable to non-controlling interest						—	—	(887)	(887)
Net income attributable to partnership(4)						$52	$—	$—	$52

	Total attributable to Brookfield Infrastructure
FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non-controlling interest	As per IFRS financials(1)

Revenues	$2,080	$1,808	$1,219	$808	$—	$5,915	$(1,399)	$12,280	$16,796
Costs attributed to revenues(2)	(1,107)	(610)	(479)	(250)	—	(2,446)	381	(7,359)	(9,424)
General and administrative expenses	—	—	—	—	(312)	(312)	—	—	(312)
Other (expense) income	(90)	(26)	(10)	16	163	53	(21)	(284)	(252)
Interest expense	(314)	(294)	(248)	(221)	(195)	(1,272)	283	(1,833)	(2,822)
FFO	569	878	482	353	(344)	1,938
Depreciation and amortization expense						(1,299)	356	(2,008)	(2,951)
Deferred taxes						34	(31)	(35)	(32)
Mark-to-market and other(3)						(39)	(96)	112	(23)
Share of earnings from associates						—	527	21	548
Net income attributable to non-controlling interest						—	—	(894)	(894)
Net income attributable to partnership(4)						$634	$—	$—	$634
1.The above tables reconcile Brookfield Infrastructure’s share of results to our partnership’s unaudited interim condensed and consolidated statements of operating results on a line by line basis by aggregating the components comprising the earnings from our partnership’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests.
2.Costs attributed to revenues exclude depreciation and amortization expense. Refer to Note 15, Direct Operating Costs, for further details.
3.Mark to market and other corresponds to mark-to-market gains (losses) and other amounts that are not related to the revenue earning activities which are not normal, recurring cash operating expenses necessary for business operations. Mark to market and other expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
4.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
12 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Segment assets
For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.
The following is an analysis of Brookfield Infrastructure’s assets by reportable operating segment:

	Total Attributable to Brookfield Infrastructure
AS OF SEPTEMBER 30, 2026 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$10,199	$11,351	$9,665	$12,674	$(2,283)	$41,606	$(10,651)	$79,849	$9,841	$120,645

	Total Attributable to Brookfield Infrastructure
AS OF DECEMBER 31, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total	Contribution from investments in associates	Attributable to non- controlling interest	Working capital adjustment and other	As per IFRS financials(1)
Total assets	$9,900	$11,582	$10,275	$13,622	$(3,174)	$42,205	$(10,104)	$84,434	$11,615	$128,150
1.The above table provides each segment’s assets in the format that management organizes its reporting segments to make operating decisions and assess performance. Each segment is presented based on our partnership’s share of total assets, taking into account Brookfield Infrastructure’s ownership in operations using consolidation and the equity method whereby our partnership either controls or exercises significant influence over the investment, respectively. The above table reconciles Brookfield Infrastructure’s share of total assets to total assets presented on our partnership’s Consolidated Statements of Financial Position by removing net liabilities contained within investments in associates and joint ventures and reflecting the assets attributable to non-controlling interests, and adjusting for working capital assets which are netted against working capital liabilities.
Q3 2026 INTERIM REPORT 13

4. ASSETS AND LIABILITIES CLASSIFIED AS HELD FOR SALE
On August 15, 2026, our Australian port operation agreed to the sale of 100% interest in its subsidiary, for net proceeds of $230 million (approximately $60 million to the partnership). As a result, the assets and liabilities of the business were classified as held for sale as at September 30, 2026. Subsequent to September 30, 2026, our Australian port operation completed the sale.
On April 6, 2026, our Canadian diversified midstream operation agreed to the sale of its interest in a subsidiary. As a result, the assets and liabilities of the subsidiary were classified as held for sale as at September 30, 2026.
The major classes of assets and liabilities of the businesses classified as held for sale are as follows:

US$ MILLIONS	September 30, 2026
Assets
Cash and cash equivalents	$43
Accounts receivable and other current assets	34
Property, plant and equipment	322
Intangible assets	16
Other non-current assets	36
Total assets classified as held for sale	$451

Liabilities
Accounts payable and other liabilities	$95
Deferred income tax liability	8
Total liabilities directly associated with assets classified as held for sale	103
Net assets classified as held for sale	$348
5. DISPOSITION OF BUSINESSES
Dispositions Completed in 2026
a)Partial disposition of our Indian telecom tower operation
During the second and third quarters of 2026, our partnership completed partial dispositions of its interests in its Indian telecom tower operation for net proceeds of approximately $330 million to the partnership (Indian telecom tower operation consortium of approximately $1.1 billion).
b)Partial disposition of our Indian Gas Transmission Operation
During 2026, the partnership sold a portion of its interest in its Indian gas transmission operation in a series of transactions. These sales resulted in aggregate net proceeds of approximately $20 million to the partnership (Indian gas transmission operation consortium of approximately $70 million). Following the sell-downs, the partnership retained an approximate 8% equity interest recognized as an investment in associate and recognized net gains of approximately $110 million, net of taxes and AOCI hedge recycling impacts, in other income (expense) in the Consolidated Statement of Operating Results.
c)Partial disposition of our U.S. data center operation
On July 16, 2026, Brookfield Infrastructure completed the initial public offering (“IPO”) of our U.S. retail colocation data center operation for proceeds of approximately $330 million (U.S. retail colocation data center operation consortium of approximately $1.2 billion). As a result of the IPO, our partnership’s interest in the business decreased from approximately 29% to 18%. Our partnership recognized a gain of approximately $220 million directly in equity in the Consolidated Statement of Partnership Capital.
d)Disposition of a subsidiary of our global intermodal logistics operation
On July 1, 2026, our global intermodal logistics operation sold a 67% interest in a subsidiary holding a portfolio of stabilized containers for net proceeds of approximately $70 million (approximately $240 million for the global intermodal logistics operation consortium). Our partnership recognized a gain of approximately $25 million (global intermodal logistics operation consortium of approximately $90 million) in other income (expense) on the Consolidated Statement of Operating Results, including a revaluation on the retained interest, which was classified as an investment in associate.
e)Disposition of a subsidiary of our U.S. bulk fiber network
On June 30, 2026, our U.S. bulk fiber platform sold an approximate 80% interest in a portfolio of stabilized assets for net proceeds of approximately $0.3 billion (U.S. bulk fiber platform consortium of approximately $1.3 billion) and retained a 20% interest as an investment in associate.
14 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

f)Partial disposition of our Brazilian electricity transmission operation
On March 17, 2026, Brookfield Infrastructure completed the sale of its 31% interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), one of our four electricity transmission concessions held within our Brazilian electricity transmission operation, for net proceeds of approximately $150 million to the partnership (Mantiqueira consortium - 100% interest for approximately $490 million). Our partnership recognized a gain on sale of approximately $10 million (Mantiqueira consortium - approximately $30 million) in other income (expense) on the Consolidated Statement of Operating Results.
g)Partial disposition of our North American gas storage platform
On February 23, 2026, Brookfield Infrastructure sold an additional interest in our North American gas storage platform for proceeds of approximately $125 million (North American gas storage platform consortium of approximately $320 million or C$440 million), reducing our partnership interest from 29% to 24%. The partnership will continue to consolidate the underlying business following the sale. Our partnership recognized a gain on sale of approximately $13 million directly in equity in the Consolidated Statement of Partnership Capital.
h)Disposition of a subsidiary of our U.K. rail operation
On January 29, 2026, Brookfield Infrastructure completed the sale of its 100% interest in a subsidiary of our U.K. rail operation for net proceeds of approximately $40 million to the partnership (U.K. rail operation consortium of approximately $480 million).
Dispositions Completed in 2025
a)Partial disposition of our North American gas storage platform
On October 15, 2025, Brookfield Infrastructure completed the initial public offering (“IPO”) of our North American gas storage platform for proceeds of approximately $230 million (North American gas storage platform consortium of approximately $580 million or C$810 million). As a result of the IPO, our partnership partially sold down its interest in the business from approximately 40% to approximately 29% and will continue to consolidate the business following the sale. Our partnership recognized a gain on sale of approximately $50 million directly in equity in the Consolidated Statement of Partnership Capital.
b)Partial disposition of our U.K. port operation
On October 1, 2025, Brookfield Infrastructure sold 34% of its interest in its U.K. port operation for net proceeds of approximately $380 million (U.K. ports consortium of approximately $700 million), and retained a 25% interest as an investment in associate. As a result of the transaction, our partnership recognized a gain on sale of approximately $190 million (U.K. port operation consortium of approximately $310 million), net of taxes and AOCI hedge recycling impacts, and recognized a revaluation gain of approximately $260 million to the partnership on the retained interest, in other income (expense) on the Consolidated Statement of Operating Results.
c)Partial disposition of our Indian Gas Transmission Operation
During the third quarter of 2025, our partnership sold a portion of its interest in our Indian gas transmission operation. The sale resulted in net proceeds of approximately $55 million to the partnership (Indian gas transmission operation consortium of approximately $205 million). Our partnership recognized a gain on sale of approximately $7 million directly in equity in the Consolidated Statement of Partnership Capital.
d)Disposition of a subsidiary of our European hyperscale data center platform
During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $310 million (European hyperscale data center platform consortium of approximately $1.7 billion). As a result of the transaction, our partnership recognized a gain of approximately $25 million (European hyperscale data center platform consortium of approximately $160 million) in other income (expense) on the Consolidated Statement of Operating Results. Upon disposition of its 90% interest in the subsidiary, our European hyperscale data center platform retained a 10% interest as an investment in associate.
e)Disposition of a subsidiary of our Global Intermodal Logistics Operation
During the first quarter of 2025, our global intermodal logistics operation sold a 33% interest in a subsidiary holding a portfolio of stabilized containers for net proceeds of approximately $120 million (global intermodal logistics operation consortium of approximately $440 million). Our partnership recognized a gain on sale of approximately $50 million (global intermodal logistics operation consortium of approximately $190 million) in other income (expense) on the Consolidated Statement of Operating Results. Our global intermodal logistics operation recognized its retained interest in the subsidiary as an investment in associate.
In the third quarter of 2025, our global intermodal logistics operation sold an additional 33% interest in a stabilized container portfolio.
Q3 2026 INTERIM REPORT 15

6. ACQUISITION OF BUSINESSES
Acquisitions Completed in 2026
a) Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed in 2026:
Consideration Transferred:

US$ MILLIONS
Cash	$62
Pre-existing interest in business	17
Total consideration	$79
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$5
Accounts receivable and other	16
Property, plant and equipment	58
Intangible assets	256
Accounts payable and other liabilities	(28)
Non-recourse borrowings	(175)
Deferred income tax liabilities	(15)
Net assets acquired before non-controlling interest	117
Non-controlling interest(1)	(38)
Net assets acquired	$79
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

16 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Acquisitions Completed in 2025
a)Acquisition of U.S. bulk fiber network
On September 3, 2025, Brookfield Infrastructure, alongside institutional partners (the “Hotwire consortium”), completed the acquisition of Hotwire Communications (“Hotwire”), a leading provider of bulk fiber-to-the home services in key growing markets in the U.S. for total consideration of $0.8 billion (Hotwire consortium - $3.9 billion). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective September 3, 2025, with the partnership having an effective 20% interest. Acquisition costs of approximately $14 million were recorded as other income (expense) within the Consolidated Statement of Operating Results for the period ended December 31, 2025.
Consideration Transferred:

US$ MILLIONS
Cash	$808
Total consideration	$808
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$320
Accounts receivable and other	323
Property, plant and equipment	2,657
Intangible assets	1,673
Goodwill	2,422
Accounts payable and other liabilities	(370)
Lease liabilities	(35)
Non-recourse borrowings	(2,967)
Deferred income tax liabilities	(76)
Net assets acquired before non-controlling interest	3,947
Non-controlling interest(1)	(3,139)
Net assets acquired	$808
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
The partnership acquired property, plant, and equipment of $2.7 billion. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life. Additionally, the partnership acquired $1.7 billion of intangible assets, primarily comprised of customer relationships. The acquired customer relationship assets were valued with key inputs of revenue growth rates, customer attrition rates, and a discount rate determined using a capital asset pricing model and have an estimated useful life of up to 25 years.
The goodwill recorded on acquisition is largely reflective of potential capacity and customer growth. The goodwill recognized is not deductible for income tax purposes.
Q3 2026 INTERIM REPORT 17

b)Acquisition of U.S. refined products pipeline system
On July 31, 2025, Brookfield Infrastructure, alongside institutional partners (the “Colonial consortium”), completed the acquisition of Colonial Enterprises Inc. (“Colonial”), the largest refined products pipeline system in the U.S. for total consideration of $0.9 billion (Colonial consortium - $6.2 billion). The partnership contributed approximately $0.5 billion of equity capital (Colonial consortium - $3.4 billion), with the balance funded through acquisition debt. Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Accordingly, Brookfield Infrastructure consolidated the entity effective July 31, 2025, with the partnership having an effective 15% interest. Acquisition costs of approximately $43 million were recorded as other income (expense) within the Consolidated Statement of Operating Results for the period ended December 31, 2025.
Consideration Transferred:

US$ MILLIONS
Cash	$920
Total consideration	$920
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$110
Accounts receivable and other	446
Property, plant and equipment	8,898
Goodwill	1,979
Accounts payable and other liabilities	(522)
Lease liabilities	(21)
Non-recourse borrowings	(2,686)
Deferred income tax liabilities	(1,979)
Net assets acquired before non-controlling interest	6,225
Non-controlling interest(1)	(5,305)
Net assets acquired	$920
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition date.
The partnership acquired property, plant, and equipment of $8.9 billion. The property, plant and equipment was valued using the depreciated replacement cost method with key inputs of replacement cost and remaining economic life.
18 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

c)Acquisition of Brazilian electricity transmission operation
On April 29, 2025, Brookfield Infrastructure, alongside institutional partners (the “Mantiqueira consortium”), exercised its option to acquire an additional 15% interest in Mantiqueira Transmissora de Energia S.A. (“Mantiqueira”), our Brazilian electricity transmission operation, for $45 million (Mantiqueira consortium - $145 million), increasing Brookfield Infrastructure’s effective ownership in Mantiqueira to 31% (Mantiqueira consortium total of 100%). Concurrently, Brookfield Infrastructure entered into a voting agreement with an affiliate of Brookfield, providing Brookfield Infrastructure the right to direct the relevant activities of the entity, thereby providing Brookfield Infrastructure with control. Prior to April 29, 2025, our partnership’s existing interest in Mantiqueira was accounted for using the equity method.
Consideration Transferred:

US$ MILLIONS
Cash	$45
Pre-existing interest in business	134
Total consideration	$179
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$67
Accounts receivable and other	40
Intangible assets	1,330
Goodwill	54
Accounts payable and other liabilities	(144)
Non-recourse borrowings	(563)
Deferred income tax liabilities	(201)
Net assets acquired before non-controlling interest	583
Non-controlling interest(1)	(404)
Net assets acquired	$179
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.
Q3 2026 INTERIM REPORT 19

d)Individually insignificant business combinations
The following table summarizes the purchase price allocation of individually insignificant business combinations that have been completed in 2025:
Consideration Transferred:

US$ MILLIONS
Cash	$173
Contingent consideration	17
Total consideration	$190
Fair value of assets and liabilities acquired:

US$ MILLIONS
Cash and cash equivalents	$18
Accounts receivable and other	75
Property, plant and equipment	226
Intangible assets	69
Goodwill	110
Accounts payable and other liabilities	(47)
Lease liabilities	(65)
Non-recourse borrowings	(77)
Deferred income tax liabilities	(28)
Net assets acquired before non-controlling interest	281
Non-controlling interest(1)	(91)
Net assets acquired	$190
1.Non-controlling interest represents the interest not acquired by Brookfield Infrastructure, measured at fair value at the acquisition dates.

Supplemental Information
Had the acquisitions of Mantiqueira, Colonial, and Hotwire been effective January 1, 2025, the revenue and net income of Brookfield Infrastructure would have increased by approximately $1.7 billion and $0.1 billion, respectively, for the year ended December 31, 2025.

20 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

7. FAIR VALUE OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, Brookfield Infrastructure looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. The fair value of interest rate swap contracts which form part of financing arrangements is calculated by way of discounted cash flows using market interest rates and applicable credit spreads.
Classification of Financial Instruments
Financial instruments classified as fair value through profit or loss are carried at fair value on the Consolidated Statements of Financial Position. Changes in the fair values of financial instruments classified as fair value through profit or loss are recognized in profit or loss. Mark-to-market adjustments for those in an effective hedging relationship and changes in the fair value of securities designated as fair value through other comprehensive income are recognized in other comprehensive income.
Carrying Value and Fair Value of Financial Instruments
The following table provides the allocation of financial instruments and their associated classifications as at September 30, 2026:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$2,672	$2,672
Accounts receivable and other	—	—	8,303	8,303
Financial assets (current and non-current)(1)	1,017	21	301	1,339
Total	$1,017	$21	$11,276	$12,314

Financial liabilities
Corporate borrowings	$—	$—	$5,297	$5,297
Non-recourse borrowings (current and non-current)	—	—	55,767	55,767
Accounts payable and other	—	—	5,567	5,567
Financial liabilities (current and non-current)(1)	453	—	3,290	3,743
Lease liabilities	—	—	4,220	4,220
Preferred shares(2)	—	—	20	20
Total	$453	$—	$74,161	$74,614
1.Derivative instruments which are elected for hedge accounting totaling $681 million are included in financial assets and $127 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to subsidiaries of Brookfield.
Q3 2026 INTERIM REPORT 21

The following table provides the allocation of financial instruments and their associated classifications as at December 31, 2025:

US$ MILLIONS Financial Instrument Classification
MEASUREMENT BASIS	Fair value through profit or loss	Fair value through OCI	Amortized Cost	Total
Financial assets
Cash and cash equivalents	$—	$—	$3,201	$3,201
Accounts receivable and other	—	—	8,445	8,445
Financial assets (current and non-current)(1)	753	28	224	1,005
Total	$753	$28	$11,870	$12,651

Financial liabilities
Corporate borrowings	$—	$—	$4,947	$4,947
Non-recourse borrowings (current and non-current)	—	—	59,551	59,551
Accounts payable and other	—	—	5,162	5,162
Financial liabilities (current and non-current)(1)	689	—	2,735	3,424
Lease liabilities	—	—	4,584	4,584
Preferred shares(2)	—	—	20	20
Total	$689	$—	$76,999	$77,688
1.Derivative instruments which are elected for hedge accounting totaling $267 million are included in financial assets and $471 million of derivative instruments are included in financial liabilities.
2.$20 million of preferred shares issued to subsidiaries of Brookfield.
The following table provides the carrying values and fair values of financial instruments as at September 30, 2026, and December 31, 2025:

	September 30, 2026		December 31, 2025
US$ MILLIONS	Carrying Value	Fair Value	Carrying Value	Fair Value
Financial assets
Cash and cash equivalents	$2,672	$2,672	$3,201	$3,201
Accounts receivable and other	8,303	8,303	8,445	8,445
Financial assets (current and non-current)	1,339	1,339	1,005	1,005
Total	$12,314	$12,314	$12,651	$12,651

Financial liabilities
Corporate borrowings(1)	$5,297	$5,176	$4,947	$4,916
Non-recourse borrowings (current and non-current)(2)	55,767	55,200	59,551	59,386
Accounts payable and other	5,567	5,567	5,162	5,162
Financial liabilities (current and non-current)	3,743	3,743	3,424	3,424
Preferred shares(3)	20	20	20	20
Total	$70,394	$69,706	$73,104	$72,908
1.Corporate borrowings are classified under level 1 of the fair value hierarchy; quoted prices in an active market are available.
2.Non-recourse borrowings are classified under level 2 of the fair value hierarchy with the exception of certain borrowings at our global intermodal logistics operation, which are classified under level 1. For level 2 fair values, future cash flows are estimated based on observable forward interest rates at the end of the reporting period.
3.$20 million of preferred shares issued to subsidiaries of Brookfield.
22 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Hedging Activities
Brookfield Infrastructure uses derivatives and non-derivative financial instruments to manage or maintain exposures to interest and currency risks. For certain derivatives which are used to manage exposures, Brookfield Infrastructure determines whether hedge accounting can be applied. When hedge accounting can be applied, a hedge relationship can be designated as a fair value hedge, cash flow hedge or a hedge of foreign currency exposure of a net investment in a foreign operation with a functional currency other than the U.S. dollar. To qualify for hedge accounting, the derivative must be designated as a hedge of a specific exposure and the hedging relationship must meet all of the hedge effectiveness requirements in accomplishing the objective of offsetting changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the hedging relationship does not meet all of the hedge effectiveness requirements, hedge accounting is discontinued prospectively.
Cash Flow Hedges
Brookfield Infrastructure uses interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability and highly probable forecasted issuances of debt. The settlement dates coincide with the dates on which the interest is payable on the underlying debt, and the amount accumulated in equity is reclassified to profit or loss over the period that the floating rate interest payments on debt affect profit or loss. For the three and nine-month periods ended September 30, 2026, gains of $554 million and $784 million, respectively (2025: gains of $10 million and losses of $321 million) were recorded in other comprehensive income for the effective portion of the cash flow hedges. As of September 30, 2026, there was a net derivative asset balance of $599 million relating to derivative contracts designated as cash flow hedges (December 31, 2025: net derivative liability balance of $130 million).
Net Investment Hedges
Brookfield Infrastructure uses foreign exchange contracts and foreign currency denominated debt instruments to manage its foreign currency exposures arising from net investments in foreign operations having a functional currency other than the U.S. dollar. For the three and nine-month periods ended September 30, 2026, losses of $8 million and $88 million, respectively (2025: gains of $29 million and losses of $158 million) were recorded in other comprehensive income relating to the hedges of net investments in foreign operations. For the three and nine-month periods ended September 30, 2026, Brookfield Infrastructure paid $17 million and $84 million, respectively (2025: paid $29 million and $47 million) relating to the settlement of foreign exchange contracts in the period. As of September 30, 2026, there was a net unrealized derivative liability balance of $45 million relating to derivative contracts designated as net investment hedges (December 31, 2025: net unrealized derivative liability balance of $74 million).
Fair Value Hierarchical Levels—Financial Instruments
Fair value hierarchical levels are directly determined by the amount of subjectivity associated with the valuation inputs of these assets and liabilities, and are as follows:
•Level 1 – Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
•Level 2 – Inputs other than quoted prices included in Level 1 are either directly or indirectly observable for the asset or liability through correlation with market data at the measurement date and for the duration of the instrument’s anticipated life. Fair valued assets and liabilities that are included in this category are primarily certain derivative contracts and other financial assets carried at fair value in an inactive market.
•Level 3 – Inputs reflect management’s best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to determining the estimate. Fair valued assets and liabilities classified as Level 3 include interest rate swap contracts, derivative contracts, and certain equity securities carried at fair value which are not traded in an active market.
Q3 2026 INTERIM REPORT 23

The fair value of our partnership’s financial assets and financial liabilities are measured at fair value on a recurring basis. The following table summarizes the valuation techniques and significant inputs for Brookfield Infrastructure’s financial assets and financial liabilities:

US$ MILLIONS	Fair value hierarchy	September 30, 2026	December 31, 2025
Marketable securities	Level 1(1)	$1	$105
Foreign currency forward contracts	Level 2(2)
Financial asset		$46	$24
Financial liability		38	95
Interest rate swaps & other	Level 2(2)
Financial asset		$856	$385
Financial liability		250	429
Other contracts	Level 3(3)
Financial asset		$135	$267
Financial liability		165	165
1.Valuation technique: Quoted bid prices in an active market.
2.Valuation technique: Discounted cash flow. Future cash flows are estimated based on forward exchange and interest rates (from observable forward exchange and interest rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects our credit risk and the credit risk of various counterparties.
3.Valuation technique: Discounted cash flow. Future cash flows primarily driven by assumptions concerning the amount and timing of estimated future cash flows and interest rates.
During the three and nine-month periods ended September 30, 2026, no transfers were made between level 1 and 2 or level 2 and 3.
24 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

8. PROPERTY, PLANT AND EQUIPMENT

US$ MILLIONS	Utilities	Transport	Midstream	Data	Total

Gross carrying amount:
Balance at December 31, 2024	$8,567	$17,574	$14,744	$13,815	$54,700
Acquisitions through business combinations	104	—	8,898	2,852	11,854
Additions, net of disposals	583	1,365	804	2,343	5,095
Assets held by subsidiaries disposed during the period	(1)	(807)	(1)	(5)	(814)
Non-cash additions (disposals)	—	117	27	79	223
Assets reclassified as held for sale	—	(736)	—	—	(736)
Net foreign currency exchange differences	440	332	710	(463)	1,019
Balance at December 31, 2025	$9,693	$17,845	$25,182	$18,621	$71,341
Acquisitions through business combinations	—	—	—	58	58
Additions, net of disposals (1)	490	1,287	581	987	3,345
Assets reclassified as held for sale (3)	—	(182)	(293)	—	(475)
Non-cash (disposals) additions	(1,586)	164	(11)	(23)	(1,456)
Assets held by subsidiaries disposed during the period	—	(1,011)	—	(2,300)	(3,311)
Net foreign currency exchange differences	(151)	63	(558)	(639)	(1,285)
Balance at September 30, 2026	$8,446	$18,166	$24,901	$16,704	$68,217

Accumulated depreciation:
Balance at December 31, 2024	$(2,068)	$(3,284)	$(1,946)	$(1,962)	$(9,260)
Depreciation expense	(429)	(897)	(781)	(1,007)	(3,114)
Disposals	48	24	1	3	76
Assets reclassified as held for sale	—	268	—	—	268
Assets held by subsidiaries disposed during the period	1	363	—	2	366
Non-cash disposals	43	34	29	57	163
Net foreign currency exchange differences	(87)	(145)	(106)	84	(254)
Balance at December 31, 2025	$(2,492)	$(3,637)	$(2,803)	$(2,823)	$(11,755)
Depreciation expense	(337)	(590)	(743)	(787)	(2,457)
Disposals	35	20	2	35	92
Assets reclassified as held for sale (3)	—	92	61	—	153
Assets held by subsidiaries disposed during the period	—	300	—	61	361
Non-cash disposals	646	60	19	40	765
Net foreign currency exchange differences	48	(32)	88	136	240
Balance at September 30, 2026	$(2,100)	$(3,787)	$(3,376)	$(3,338)	$(12,601)

Accumulated fair value adjustments:
Balance at December 31, 2024	$1,969	$1,393	$2,033	$12	$5,407
Fair value adjustments	198	2	1,603	—	1,803
Net foreign currency exchange differences	171	90	16	—	277
Assets held by subsidiaries disposed during the period	$—	$(276)	$—	$—	$(276)
Balance at December 31, 2025	$2,338	$1,209	$3,652	$12	$7,211
Net foreign currency exchange differences	(4)	41	(26)	1	12
Balance at September 30, 2026	$2,334	$1,250	$3,626	$13	$7,223

Net book value:
December 31, 2025	$9,539	$15,417	$26,031	$15,810	$66,797
September 30, 2026(2)	$8,680	$15,629	$25,151	$13,379	$62,839
1.On January 1, 2026, our partnership acquired a North American railcar leasing platform through a joint venture with GATX Corporation for approximately $1.1 billion, which was principally comprised of approximately $1.0 billion of property, plant and equipment. The transaction did not meet IFRS 3 Business Combination criteria and was treated as an asset purchase.
2.Includes right-of-use assets of $271 million in our utilities segment, $705 million in our transport segment, $294 million in our midstream segment and $2,712 million in our data segment. Current lease liabilities of $570 million have been included in accounts payable and other and non-current lease liabilities of $3,650 million have been included in other liabilities in the Consolidated Statements of Financial Position.
3.See Note 4, Assets and Liabilities Classified as Held for Sale, for additional information.
Q3 2026 INTERIM REPORT 25

The partnership’s property, plant, and equipment is measured at fair value on a recurring basis with an effective date of revaluation for all asset classes of December 31, 2025. Brookfield Infrastructure determined fair value under the income method or on a depreciated replacement cost basis. The partnership’s right-of-use assets recorded as property, plant, and equipment are measured using the cost model. Assets under development are revalued where fair value could be reliably measured.
9. INTANGIBLE ASSETS

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Cost	$19,376	$19,935
Accumulated amortization	(4,737)	(4,170)
Total	$14,639	$15,765
Intangible assets are allocated to the following cash generating units, or group of cash generating units:

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
North American residential infrastructure operation	$2,803	$2,985
Brazilian regulated gas transmission operation	2,653	2,510
Canadian diversified midstream operation	1,439	1,624
North American rail operations	1,309	1,381
Brazilian electricity transmission operation	1,546	1,152
European residential infrastructure business	1,227	1,295
Indian telecom tower operation	994	1,103
U.S. bulk fiber network	729	1,516
Global intermodal logistics operation	555	570
U.K. wireless infrastructure operation	558	585
North American retail colocation data center operation	397	454
Other(1)	429	590
Total	$14,639	$15,765

1.Other intangibles are primarily comprised of customer contracts at our Canadian natural gas gathering and processing operation, Colombian natural gas distribution operation, natural gas operation in India and contracted order book at our U.K. regulated distribution operation.
The following table presents the change in the cost balance of intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Cost at beginning of the period	$19,935	$17,739
Additions through business combinations	256	2,941
Additions, net of disposals	200	287
Assets reclassified as held for sale	(29)	(1,738)
Assets held by subsidiaries disposed during the period	(912)	(310)
Non-cash additions, net of disposals	(78)	50
Foreign currency translation	4	966
Ending Balance	$19,376	$19,935
The following table presents the accumulated amortization for Brookfield Infrastructure’s intangible assets:

US$ MILLIONS	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Accumulated amortization at beginning of the period	$(4,170)	$(3,218)
Assets held by subsidiaries disposed during the period	37	19
Amortization	(720)	(910)
Disposals	—	24
Impairment loss	(36)	—
Held for sale	13	130
Non-cash additions, net of disposals	121	45
Foreign currency translation	18	(260)
Ending Balance	$(4,737)	$(4,170)
26 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

10. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES
Our partnership’s investments in associates and joint ventures are reviewed and reported on a segmented basis, refer to Note 3, Segment Information, for further details. The following table represents the change in the balance of investments in associates and joint ventures:

US$ MILLIONS	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Balance at the beginning of the period	$6,377	$5,672
Share of earnings for the period	41	627
Foreign currency translation and other	7	706
Share of other comprehensive income (loss)	226	(372)
Distributions(5)	(308)	(1,112)
Disposition of interest(1),(2),(3),(4), (12)	(54)	(1,557)
Acquisitions(1),(6),(7),(8),(9),(10),(11), (13)	1,043	2,413
Ending Balance	$7,332	$6,377

1.On March 26, 2025, our global intermodal logistics operation sold its 33% interest in a subsidiary for net proceeds of approximately $120 million to the partnership (see Note 5 - Disposition of Businesses, for further details) and retained a 67% interest as an investment in associate. On September 29, 2025, our global intermodal logistics operation sold a further 33% interest in the portfolio for net proceeds of approximately $425 million ($115 million to the partnership). On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $115 million ($30 million to the partnership) in other income (expense) on the Consolidated Statements of Operating Results.
2.On April 29, 2025, Brookfield Infrastructure exercised its option to acquire an additional 15% interest in Mantiqueira Transmissora de Energia S.A., a Brazilian electricity transmission operation, increasing Brookfield Infrastructure’s ownership in Mantiqueira to 31%. As a result of governance rights obtained, Brookfield Infrastructure consolidated Mantiqueira effective April 29, 2025. Refer to Note 6 - Acquisition of Businesses, for further details.
3.On May 9, 2025, Brookfield Infrastructure completed the sale of the remaining 25% portion of its U.S. gas pipeline for net proceeds of approximately $400 million. On disposition, Brookfield Infrastructure recognized a gain on sale of approximately $160 million, net of income tax expense, in the Consolidated Statements of Operating Results and approximately $70 million of revaluation gains (net of tax) were reclassified from accumulated other comprehensive income directly to retained earnings and recorded within other items on the Consolidated Statements of Partnership Capital.
4.During 2025, Brookfield Infrastructure sold its Australian export terminal operation in two transactions, generating total net proceeds of approximately $630 million and recognizing total gains on sale of approximately $165 million, net of income tax expense, in the Consolidated Statements of Operating Results. Accumulated currency translation losses of $63 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
5.On September 24, 2025, Brookfield Infrastructure completed the sale of its Australian container terminal operation for net proceeds of approximately $495 million to the partnership, recognizing a gain of approximately $365 million. Accumulated currency translation losses of $12 million were reclassified from accumulated other comprehensive income to the Consolidated Statement of Operating Results.
6.During the third quarter of 2025, our European hyperscale data center platform sold its 90% interest in a subsidiary for net proceeds of approximately $1.7 billion ($310 million to the partnership) and retained a 10% interest as an investment in associate (see Note 5 - Disposition of Businesses, for further details).
7.On October 1, 2025, Brookfield Infrastructure sold 34% of its interest in its U.K. port operation for net proceeds of approximately $380 million to the partnership (see Note 5 - Disposition of Businesses, for further details) and retained a 25% interest as an investment in associate.
8.During the fourth quarter of 2025, Brookfield Infrastructure acquired a South Korean industrial gas business for consideration of approximately $500 million ($125 million to the partnership).
9.On January 1, 2026, Brookfield Infrastructure completed the acquisition of a North American railcar leasing platform through a joint venture with GATX Corporation (“GATX”), for proceeds of approximately $900 million ($230 million to the partnership).
10.On June 30, 2026, our U.S. bulk fiber platform sold an approximate 80% interest in a subsidiary for proceeds of approximately $1.3 billion ($0.3 billion to the partnership) and retained a 20% interest as an investment in associate. See Note 5 - Disposition of Businesses for further details.
11.During the nine-month period ended September 30, 2026, Brookfield Infrastructure funded its share of its equity commitment of $0.4 billion into our U.S. semiconductor manufacturing facility.
12.On July 1, 2026, our global intermodal logistics operation sold a 67% interest in a stabilized container subsidiary for net proceeds of approximately $70 million (see Note 5 - Disposition of Businesses, for further details) and retained a 33% interest as an investment in associate.
13.On July 31, 2026, Brookfield Infrastructure completed the acquisition of a New Zealand energy infrastructure platform, for consideration of approximately $270 million ($70 million to the partnership).

The following table represents the carrying value of our partnership’s investments in associates and joint ventures:

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Utilities	$414	$295
Transport	3,375	3,349
Midstream	212	219
Data	3,273	2,505
Corporate	58	9
Ending Balance	$7,332	$6,377
Q3 2026 INTERIM REPORT 27

The following tables summarize the aggregate balances of investments in associates and joint ventures on a 100% basis:

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Financial position:
Total assets	$135,427	$127,008
Total liabilities	(78,028)	(80,382)
Net assets	$57,399	$46,626

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Financial performance:
Total revenue	$3,841	$4,618	$15,009	$13,353
Total net income for the period	709	2,058	1,731	3,550
Brookfield Infrastructure’s share of net income (loss)	$49	$437	$41	$548

28 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

11. BORROWINGS
a)Corporate Borrowings
Brookfield Infrastructure has a $2.2 billion senior unsecured revolving credit facility used for general working capital purposes including acquisitions. The $2.2 billion is available on a revolving basis for the full term of the facility. All amounts outstanding under this facility will be repayable on June 29, 2031. All obligations of Brookfield Infrastructure under the facility are guaranteed by our partnership. Loans under this facility accrue interest at a floating rate based on SOFR plus 1.2%. Brookfield Infrastructure is required to pay an unused commitment fee under the facility of 13 basis points per annum. As at September 30, 2026, draws on the credit facility were $166 million (December 31, 2025: $nil) and $10 million of letters of credit were issued (December 31, 2025: $11 million).

	Maturity	Annual Rate	Currency	As of
				September 30, 2026	December 31, 2025
Corporate revolving credit facility	June 29, 2031	SOFR plus 1.2%	US$	$166	$—
Commercial paper(1)	October 26, 2026	4.2%	US$	1,043	735

Non-current:
Medium-term notes:
Public - Canadian	November 14, 2027	5.6%	C$	316	328
Public - Canadian	September 11, 2028	4.2%	C$	492	510
Public - Canadian	October 9, 2029	3.4%	C$	492	510
Public - Canadian	July 27, 2030	5.7%	C$	351	364
Public - Canadian	January 6, 2031	3.7%	C$	264	273
Public - Canadian	September 1, 2032	2.9%	C$	351	364
Public - Canadian	February 14, 2033	6.0%	C$	175	182
Public - Canadian	April 25, 2034	5.4%	C$	281	291
Public - Canadian	September 24, 2035	4.5%	C$	228	237
Public - Canadian	April 25, 2052	5.8%	C$	141	146
Public - Canadian	July 27, 2053	6.0%	C$	141	146

Subordinated notes:
Public - United States	March 15, 2055	6.8%	US$	300	300
Public - Canadian	September 1, 2055	5.6%	C$	176	183
Public – United States	May 24, 2081	5.0%	US$	250	250
Public – United States	May 31, 2084	7.3%	US$	158	158
				5,325	4,977
Deferred financing costs and other				(28)	(30)
Total				$5,297	$4,947
1.Maturity and annual rate associated with our commercial paper program represents a weighted average of all outstanding obligations as of September 30, 2026.
On September 24, 2025, Brookfield Infrastructure Finance ULC issued C$375 million of medium-term notes maturing January 6, 2031, with an initial coupon of 3.7%.
On September 24, 2025, Brookfield Infrastructure Finance ULC issued C$325 million of medium-term notes maturing September 24, 2035, with an initial coupon of 4.5%.
On May 16, 2025, Brookfield Infrastructure Finance ULC issued C$250 million of fixed-to-fixed reset rate subordinated notes maturing September 1, 2055, with an initial coupon of 5.6%, until September 1, 2030, resetting every five years thereafter at the five-year Government of Canada Yield, plus a 2.7% spread, provided that the rate will not reset below 5.6%.
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. The revolving credit facility automatically renews for consecutive one-year terms, and the maturity date is automatically extended, on February 8 each year, unless terminated prior to the relevant renewal date. Brookfield has the option to terminate the agreement prior to February 8 each year by providing Brookfield Infrastructure with a written notice. Loans under this facility accrue interest on SOFR plus 1.9% and no commitment fees are incurred for any undrawn balance. As of September 30, 2026, there were $nil (December 31, 2025: $nil) borrowings outstanding.
The increase in corporate borrowings during the nine-month period ended September 30, 2026, is primarily attributable to net commercial paper issuance of $308 million and draws on the corporate credit facility of $166 million.
Q3 2026 INTERIM REPORT 29

b)Non-Recourse Borrowings

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Current	$3,314	$6,013
Non-current	52,453	53,538
Total	$55,767	$59,551
Non-recourse borrowings decreased during the nine-month period ended September 30, 2026 due to the disposition of subsidiaries within our U.S. bulk fiber network, our U.K. rail operation, our global intermodal logistics operation and the impact of foreign exchange. These decreases were partially offset by additional borrowings at our operating subsidiaries to fund ongoing capital investment.
12. CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period.
We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Partnership Capital	$32,256	$35,540
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(23,487)	(26,086)
Deficit	7,285	6,094
Accumulated other comprehensive income	(2,375)	(2,083)
Ownership changes and other	(659)	(659)
Invested Capital	$13,020	$12,806
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2026, and 2025:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Opening balance	$12,911	$12,866	$12,806	$12,971
Net issuance (redemption) of preferred units	106	—	106	$(96)
Repurchase of limited partnership units	—	—	—	(14)
Issuance of exchangeable shares, net of unit repurchases	3	3	108	8
Ending balance	$13,020	$12,869	$13,020	$12,869
Weighted Average Invested Capital	$12,894	$12,955	$12,894	$12,955

30 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

13. SUBSIDIARY PUBLIC ISSUERS
An indenture dated as of October 10, 2012 between certain wholly-owned subsidiaries of our partnership, Brookfield Infrastructure Finance ULC (“Alberta Finco”), Brookfield Infrastructure Finance LLC, Brookfield Infrastructure Finance Pty Ltd and Brookfield Infrastructure Finance Limited (collectively, the “Co-Issuers”), and Computershare Trust Company of Canada, as supplemented and amended from time to time (“Indenture”) provides for the issuance of one or more series of unsecured notes of the Co-Issuers.
An indenture dated as of May 24, 2021, between Alberta Finco, our partnership and its subsidiaries, Brookfield Infrastructure L.P. (the “Holding LP” or “BILP”), Brookfield Infrastructure Holdings (Canada) Inc., Brookfield Infrastructure US Holdings I Corporation (“US Holdco”), BIP Bermuda Holdings I Limited (collectively, but excluding Alberta Finco, the “BIP Guarantors”), BIPC Holdings Inc. (“BIPC Holdings”), Computershare Trust Company of Canada and Computershare Trust Company, N.A., as supplemented and amended from time to time (the “Subordinated Indenture”) provides for the issuance of one or more series of unsecured notes of Alberta Finco.
On September 24, 2025, the Co-Issuers issued C$700 million of medium-term notes under the Indenture in two tranches in the Canadian bond market: C$375 million maturing January 6, 2031, with a coupon of 3.700% and C$325 million maturing September 24, 2035, with a coupon of 4.526%. These medium-term notes are fully and unconditionally guaranteed by the BIP Guarantors (other than US Holdco), Brookfield Infrastructure LLC (“BI LLC”) and BIPC Holdings.
On May 16, 2025, Alberta Finco issued C$250 million of fixed-to-fixed reset rate subordinated notes maturing September 1, 2055, with an initial coupon of 5.6% until September 1, 2030, resetting every five years thereafter at the five-year Government of Canada Yield, plus a spread of 2.7%, provided that the rate will not reset below 5.6% (the “May 2025 Alberta Finco Notes”). The May 2025 Alberta Finco Notes were issued under the Subordinated Indenture and are fully and unconditionally guaranteed, on a subordinated basis, by the BIP Guarantors (other than US Holdco), BI LLC and BIPC Holdings.
The partnership will and certain of the other BIP Guarantors and/or BIPC Holdings may also fully and unconditionally guarantee the payment obligations of Brookfield Infrastructure Preferred Equity Inc. (“Pref Finco” and collectively with the Co-Issuers, the “Fincos”) in respect of any Class A preference shares issued to the public by the Pref Finco, if and when issued.
The partnership and BIPC Holdings have also fully and unconditionally guaranteed the payment obligations of the Holding LP in respect of the Holding LP’s cumulative class A preferred limited partnership units issued to the public.
BIPC Holdings has also fully and unconditionally guaranteed the payment obligations of the partnership in respect of certain of the partnership’s currently outstanding cumulative class A preferred limited partnership units and may guarantee the payment obligations of the partnership in respect of additional cumulative class A preferred limited partnership units issued to the public, if and when issued.
Each of the Fincos is a subsidiary of our partnership. In the tables below, information relating to the Fincos has been combined.
Q3 2026 INTERIM REPORT 31

The following tables set forth consolidated summary financial information for our partnership, BILP, the Fincos, BIPC Holdings and the partnership’s subsidiaries other than BILP, the Fincos and BIPC Holdings:

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2026 US$ MILLIONS	Our partnership(2)	BILP	The Fincos	BIPC Holdings	Subsidiaries of our partnership other than BILP, Fincos and BIPC Holdings(3)	Consolidating adjustments(4)	Our partnership consolidated

Revenues	$—	$—	$—	$—	$—	$6,556	$6,556
Net income (loss) attributable to partnership(1)	(11)	468	—	(2)	(397)	11	69

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2025
Revenues	$—	$—	$—	$—	$—	$5,975	$5,975
Net income (loss) attributable to partnership(1)	210	467	—	—	(27)	(210)	440

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2026
Revenues	$—	$—	$—	$—	$—	$19,339	$19,339
Net income (loss) attributable to partnership(1)	(121)	784	—	(28)	(704)	121	52

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2025
Revenues	$—	$—	$—	$—	$—	$16,796	$16,796
Net income (loss) attributable to partnership(1)	230	861	—	—	(227)	(230)	634

AS OF SEPTEMBER 30, 2026
Current assets	$—	$—	$—	$—	$—	$9,613	$9,613
Non-current assets	5,545	4,930	—	4,762	10,714	85,081	111,032
Current liabilities	—	—	—	—	—	12,289	12,289
Non-current liabilities	—	6,905	4,088	644	—	64,463	76,100
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	1,834	1,834
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	—	1,314	1,314
Exchangeable units(5)	—	—	—	—	—	52	52
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	23,487	23,487
Preferred unitholders	—	835	—	—	—	—	835

AS OF DECEMBER 31, 2025
Current assets	$—	$—	$—	$—	$—	$11,978	$11,978
Non-current assets	5,911	4,971	—	4,604	11,263	89,423	116,172
Current liabilities	—	—	—	—	—	15,260	15,260
Non-current liabilities	—	6,714	4,212	458	—	65,966	77,350
Non-controlling interests
Redeemable Partnership Units held by Brookfield	—	—	—	—	—	2,017	2,017
BIPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	—	1,440	1,440
Exchangeable units(5)	—	—	—	—	—	61	61
Perpetual subordinated notes	—	—	—	—	—	293	293
In operating subsidiaries	—	—	—	—	—	26,086	26,086
Preferred unitholders	—	729	—	—	—	—	729
1.Includes net income (loss) attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Includes investments in all subsidiaries of our partnership under the equity method.
3.Includes investments in all other subsidiaries of the Holding LP, Brookfield Infrastructure Holdings (Canada) Inc., US Holdco, and BIP Bermuda Holdings I Limited and BI LLC under the equity method except for US Holdco’s investment in BI LLC, which is presented on a combined basis as BI LLC is a guarantor of the notes issued after July 27, 2023. For the three and nine-month periods ended September 30, 2026, and 2025, the presentation of US Holdco’s investment in BI LLC on a combined basis was equivalent to its presentation under the equity method.
4.Includes elimination of intercompany transactions and balances necessary to present our partnership on a consolidated basis.
5.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.
32 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

14. REVENUE
The following table disaggregates revenues by our operating segments:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Utilities	$2,440	$2,314	$7,142	$6,631
Midstream	1,984	1,386	5,682	3,419
Data	1,080	1,094	3,345	3,241
Transport	1,052	1,181	3,170	3,505
Total	$6,556	$5,975	$19,339	$16,796
Substantially all of our partnership’s revenues are recognized over time as services are rendered.
The following table disaggregates revenues by geographical region:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
U.S.	$2,210	$1,729	$6,626	$4,297
Canada	1,419	1,130	4,022	3,349
India	754	807	2,274	2,425
U.K.	526	647	1,608	1,899
Brazil	450	443	1,296	1,238
Colombia	380	334	1,019	944
France	142	153	421	518
Australia	131	110	392	339
Germany	131	138	382	345
Other	413	484	1,299	1,442
Total	$6,556	$5,975	$19,339	$16,796
Brookfield Infrastructure’s customer base is comprised predominantly of investment grade companies. Our revenues are well diversified by region and counterparty. For the three and nine-month periods ended September 30, 2026, no customer made up greater than 10% of our partnership’s consolidated revenues. For the three and nine-month periods ended September 30, 2025, no customer made up greater than 10% of our partnership’s consolidated revenues. Our partnership has completed a review of the credit risk of key counterparties. Based on their liquidity position, business performance, and aging of our accounts receivable, we do not have any significant changes in expected credit losses at this time. Our partnership continues to monitor the credit risk of our counterparties in light of the current economic environment.
Q3 2026 INTERIM REPORT 33

15. DIRECT OPERATING COSTS
Direct operating costs are costs incurred to earn revenue and include all attributable expenses. The following table lists direct operating costs for the three and nine-month periods ended September 30, 2026, and 2025.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Depreciation and amortization	$1,007	$1,050	$3,177	$2,951
Cost of inventory	1,098	699	2,926	1,908
Compensation	812	819	2,466	2,364
Fuel, transportation and distribution costs	610	573	1,729	1,631
Operations and maintenance costs	458	427	1,446	1,050
Marketing and administrative costs	361	302	1,055	875
Utilities	262	284	778	854
Other direct operating costs	276	262	804	742
Total	$4,884	$4,416	$14,381	$12,375
34 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

16. PARTNERSHIP CAPITAL
As at September 30, 2026, our partnership’s capital structure was comprised of three classes of partnership units: limited partnership units, preferred units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. Preferred units entitle the holder to cumulative preferential cash distributions in accordance with their terms. General partnership units entitle the holder to the right to govern the financial and operating policies of our partnership. The Holding LP’s capital structure is composed of four classes of partnership units: special general partner units, Holding LP Class A preferred units, managing general partner units and redeemable partnership units held by Brookfield.
(a) Special General and Limited Partnership Capital

	Special General Partner Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2026		As of and for the 12-month period ended December 31, 2025
	Carrying Value	Units	Carrying Value	Units
Opening balance	$19	2,400,631	$19	2,400,631
Ending balance	$19	2,400,631	$19	2,400,631

	Limited Partnership Units
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2026		As of and for the 12-month period ended December 31, 2025
	Carrying Value	Units	Carrying Value	Units
Opening balance	$6,199	460,488,788	$6,210	461,855,350
Unit issuance	9	248,563	11	330,047
Units repurchased and cancelled	(40)	(2,982,920)	(25)	(1,877,183)
Conversions	—	50,859	3	180,574
Ending balance	$6,168	457,805,290	$6,199	460,488,788
The weighted average number of special general partner units outstanding for the three and nine-month periods ended September 30, 2026, was 2.4 million (2025: 2.4 million). The weighted average number of limited partnership units outstanding for the three and nine-month periods ended September 30, 2026, was 457.7 million and 458.4 million, respectively (2025: 461.1 million and 459.8 million).
Our partnership has implemented a distribution reinvestment plan (the “Plan”) that allows eligible holders of our partnership to purchase additional units by reinvesting their cash distributions. Under the Plan, units are acquired at a price per unit calculated by reference to the volume weighted average of the trading price for our units on the New York Stock Exchange for the five trading days immediately preceding the relevant distribution date. During the nine-month period ended September 30, 2026, our partnership issued 0.2 million units for proceeds of $9 million (2025: 0.3 million units for proceeds of $8 million).
In November 2025, we announced that we renewed our normal course issuer bid for outstanding units and our class A preferred units. Under the normal course issuer bid, the board of directors of our General Partner authorized us to repurchase up to 5% of the issued and outstanding units, or 23,062,017 units, and up to 10% of the public float of each series of the class A preferred units that were issued and outstanding. Repurchases were authorized to commence on December 2, 2025, and will terminate on December 1, 2026, or earlier should we complete our repurchases prior to such date. All purchases will be effected through the facilities of the TSX, NYSE and/or alternative trading systems, and all units and class A preferred units acquired under the normal course issuer bid will be cancelled. During the nine-month period ended September 30, 2026, Brookfield Infrastructure repurchased approximately 3 million limited partnership units for net proceeds of $113 million.
On July 30, 2026, the partnership declared a quarterly distribution in the amount of $0.455 per unit, paid on September 29, 2026, to unitholders of record as at the close of business on August 31, 2026. This distribution represents a 6% increase compared to the prior year. The regular quarterly dividends on the partnership preferred units have also been declared.
Q3 2026 INTERIM REPORT 35

(b) Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2026		As of and for the 12-month period ended December 31, 2025
	Carrying Value	Units	Carrying Value	Units
Opening balance	$2,628	190,299,956	$2,628	190,299,956
Ending balance	$2,628	190,299,956	$2,628	190,299,956

(c) Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2026		As of and for the 12-month period ended December 31, 2025
	Carrying Value	Shares(1)	Carrying Value	Shares
Opening balance	$2,554	132,994,956	$2,514	132,051,909
Share issuance	139	2,982,920	38	833,272
Conversions	1	55,975	2	109,775
Ending balance	$2,694	136,033,851	$2,554	132,994,956
1.Includes 123,021,062 (December 31, 2025: 119,982,167) BIPC exchangeable shares and 13,012,789 (December 31, 2025: 13,012,789) class A.2 exchangeable shares.
During the nine-month period ended September 30, 2026, BIPC exchangeable shareholders exchanged less than 0.1 million BIPC exchangeable shares for approximately $1 million (2025: less than 0.1 million shares for less than $1 million).
During the nine-month period ended September 30, 2026, BIPC issued 2,982,920 BIPC exchangeable shares under its previously announced “at the market” program (the “BIPC ATM”), and an equivalent number of units were repurchased by our partnership under its previously announced normal course issuer bid. The issuances were completed on the TSX and NYSE at average prices of C$64.47 and US$47.27, respectively, per exchangeable share, for aggregate gross proceeds of $141 million. Net proceeds from the issuance were $139 million, after deducting agent commission costs of $2 million.
(d) Non-controlling interest – Exchangeable Units

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2026		As of and for the 12-month period ended December 31, 2025
	Carrying Value	Units	Carrying Value	Units
Opening balance	$384	5,447,803	$388	5,738,152
Conversions	(1)	(106,834)	(4)	(290,349)
Ending balance(1)	$383	5,340,969	$384	5,447,803
1.Includes non-controlling interest attributable to Exchange LP unitholders and BIPC exchangeable LP unitholders.
During the nine-month period ended September 30, 2026, Exchange LP unitholders exchanged approximately 0.1 million Exchange LP units for less than $1 million of our units (nine-month period ended 2025: approximately 0.1 million for $2 million).
During the nine-month period ended September 30, 2026, BIPC exchangeable LP unitholders exchanged less than 0.1 million BIPC exchangeable LP units for less than $1 million of BIPC exchangeable shares (nine-month period ended 2025: less than 0.1 million for $1 million).
36 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

(e) Non-controlling interest - Perpetual Subordinated Notes

	Perpetual Subordinated Notes
US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2026	As of and for the 12-month period ended December 31, 2025
Opening balance	$293	$293
Ending balance	$293	$293
On January 21, 2022, our partnership issued 12 million fixed rate perpetual subordinated notes, at $25 per unit, with a fixed coupon rate of 5.125% annually. In total, $293 million net proceeds were raised. The notes do not have a fixed maturity date and are not redeemable at the option of the holders, therefore the notes are classified as non-controlling interest. The perpetual subordinated notes also provide Brookfield Infrastructure, at its discretion, the right to defer the interest (in whole or in part) indefinitely.
(f) Preferred Unitholders’ Capital

US$ MILLIONS, EXCEPT UNIT INFORMATION	As of and for the nine-month period ended September 30, 2026		As of and for the 12-month period ended December 31, 2025
	Carrying Value	Units	Carrying Value	Units
Opening balance	$729	33,922,785	$918	43,901,312
Unit issuance	106	6,000,000	—	—
Repurchased and cancelled	—	—	(189)	(9,978,527)
Ending balance	$835	39,922,785	$729	33,922,785
On December 31, 2025, our partnership redeemed all of its outstanding cumulative class A preferred limited partnership units, Series 3, for $90 million and recognized a loss on redemption of $2 million directly in equity.
In August 2026, our partnership issued 6 million Series 19 Preferred Units, at C$25 per unit with a quarterly fixed distribution at a rate of 5.75% per annum for the initial period ending September 30, 2031. In total, $106 million of proceeds were issued which were net of underwriting and issuance costs.

Q3 2026 INTERIM REPORT 37

17. DISTRIBUTIONS
The following table outlines distributions made to each class of partnership units, including BIPC exchangeable shares and Exchange LP units and class A.2 exchangeable shares that are exchangeable into units, as well as BIPC exchangeable LP units that are exchangeable into BIPC exchangeable shares:

	For the three-month period ended September 30
	2026		2025
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$208	$0.46	$198	$0.43
General Partner(1)	88		81
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	86	0.46	82	0.43
BIPC exchangeable shares and class A.2 exchangeable shares	62	0.46	57	0.43
Exchangeable units(2)	3	0.46	2	0.43
Preferred unitholders	11	0.27	11	0.30
Perpetual subordinated notes	4	0.32	4	0.32
Total Distributions	$462		$435

	For the nine-month period ended September 30
	2026		2025
US$ MILLIONS EXCEPT PER UNIT INFORMATION	Total	Per Unit	Total	Per Unit
Limited Partners	$625	$1.37	$595	$1.29
General Partner(1)	264		243
Non-controlling interest attributable to:
Redeemable Partnership Units held by Brookfield	259	1.37	246	1.29
BIPC exchangeable shares	185	1.37	171	1.29
Exchangeable units(2)	8	1.37	6	1.29
Preferred unitholders	31	0.89	35	0.86
Perpetual subordinated notes	12	0.96	12	0.96
Total Distributions	$1,384		$1,308
1.Distributions to the General Partner include $87 million and $261 million of incentive distributions for the three and nine-month periods ended September 30, 2026 (2025: $80 million and $240 million).
2.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

38 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

18. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
a) Attributable to Limited Partners

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2026	$1,395	$(1,400)	$20	$54	$122	$3	$1,017	$1,211
Other comprehensive income (loss)	2	15	(30)	49	—	(1)	131	166
Other items	—	(2)	—	—	—	—	—	(2)
Balance at September 30, 2026	$1,397	$(1,387)	$(10)	$103	$122	$2	$1,148	$1,375

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains (losses)	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$1,167	$(1,934)	$124	$53	$122	$5	$1,241	$778
Other comprehensive income (loss)	1	509	(92)	(6)	—	—	(209)	203
Other items	(40)	—	—	—	—	—	(19)	(59)
Balance at September 30, 2025	$1,128	$(1,425)	$32	$47	$122	$5	$1,013	$922
b) Attributable to General Partner

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2026	$8	$(10)	$1	$—	$1	$—	$7	$7
Other comprehensive income	—	1	—	—	—	—	—	1
Other items	—	—	—	—	—	—	—	—
Balance at September 30, 2026	$8	$(9)	$1	$—	$1	$—	$7	$8

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2025	$6	$(11)	$1	$—	$1	$—	$8	$5
Other comprehensive income (loss)	—	1	—	—	—	—	(1)	—
Other items	—	—	(1)	—	—	—	—	(1)
Balance at September 30, 2025	$6	$(10)	$—	$—	$1	$—	$7	$4
c) Attributable to Non-controlling interest – Redeemable Partnership Units held by Brookfield

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2026	$579	$(580)	$7	$23	$50	$2	$419	$500
Other comprehensive income (loss)	—	6	(13)	21	—	(1)	54	67
Other items	—	1	—	—	—	—	—	1
Balance at September 30, 2026	$579	$(573)	$(6)	$44	$50	$1	$473	$568

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$481	$(797)	$50	$22	$50	$3	$510	$319
Other comprehensive income (loss)	—	210	(38)	(2)	—	—	(88)	82
Other items	(16)	2	—	—	—	—	(9)	(23)
Balance at September 30, 2025	$465	$(585)	$12	$20	$50	$3	$413	$378
Q3 2026 INTERIM REPORT 39

d) Attributable to Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2026	$397	$(390)	$4	$15	$35	$1	$285	$347
Other comprehensive income (loss)	—	4	(8)	15	—	(1)	39	49
Other items	—	11	—	—	—	—	—	11
Balance at September 30, 2026	$397	$(375)	$(4)	$30	$35	$—	$324	$407

US$ MILLIONS	Revaluation surplus	Foreign currency translation & other	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial (losses) gains	Equity accounted investments	Accumulated other comprehensive income (loss)
Balance at January 1, 2025	$332	$(544)	$36	$15	$35	$1	$348	$223
Other comprehensive income (loss)	—	149	(27)	(2)	—	—	(61)	59
Other items	(12)	—	—	1	—	—	(6)	(17)
Balance at September 30, 2025	$320	$(395)	$9	$14	$35	$1	$281	$265
e) Attributable to Non-controlling interest – Exchangeable units(1)

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2026	$18	$(13)	$—	$—	$1	$—	$12	$18
Other comprehensive income	—	—	—	—	—	—	2	2
Other items	—	(3)	—	—	—	—	—	(3)
Balance at September 30, 2026	$18	$(16)	$—	$—	$1	$—	$14	$17

US$ MILLIONS	Revaluation surplus	Foreign currency translation	Net investment hedges	Cash flow hedges	Marketable securities	Unrealized actuarial losses	Equity accounted investments	Accumulated other comprehensive income
Balance at January 1, 2025	$15	$(22)	$1	$—	$1	$—	$15	$10
Other comprehensive income (loss)	—	7	(1)	—	—	—	(3)	3
Other items	—	2	—	(1)	—	—	(1)	—
Balance at September 30, 2025	$15	$(13)	$—	$(1)	$1	$—	$11	$13

1.Includes non-controlling interest attributable to Exchange LP units and BIPC exchangeable LP units.

40 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

19. RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million and $1 million were incurred during the three and nine-month periods ended September 30, 2026 (2025: less than $1 million and $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $108 million and $325 million, respectively, for the three and nine-month periods ended September 30, 2026 (2025: $104 million and $303 million). As of September 30, 2026, $105 million was outstanding as payable to the Service Providers (December 31, 2025: $109 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2026, Brookfield Infrastructure had a loan payable of approximately $32 million to a private fund managed by Brookfield (December 31, 2025: $33 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2026, our net deposit from Brookfield was $nil (December 31, 2025: $nil) and Brookfield Infrastructure incurred interest expense of $nil for the three and nine-month periods ended September 30, 2026 (2025: $nil).
Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2026, there were no borrowings outstanding (December 31, 2025: $nil).
As at September 30, 2026, Brookfield Infrastructure had approximately $290 million of borrowings outstanding to Brookfield Wealth Solutions (December 31, 2025: $306 million) and approximately $235 million of net payables to private funds managed by Brookfield (December 31, 2025: $62 million of net receivables).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries of Brookfield. For the three and nine-month periods ended September 30, 2026, revenues of approximately $1 million and $3 million were generated (2025: approximately $2 million and $4 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries of Brookfield. For the three and nine-month periods ended September 30, 2026, expenses of $11 million and $27 million, respectively, were incurred (2025: $13 million and $49 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at September 30, 2026 (December 31, 2025: $12 million) with subsidiaries of Brookfield.
On June 30, 2026, our U.S. bulk fiber platform sold an approximate 80% interest in a portfolio of stabilized assets for net proceeds of approximately $1.3 billion ($300 million to the partnership) to a consortium of investors including a private fund managed by Brookfield, and the transaction was completed at arm’s length on market terms.
On May 7, 2026, a subsidiary of the partnership refinanced an existing $450 million loan with subsidiaries of Brookfield Wealth Solutions. The new loan was completed at arm’s length on market terms and bears interest at a fixed rate of 6.33% per annum with an anticipated repayment date of May 7, 2031 and a final maturity date of May 7, 2036. The loan is non-recourse to the partnership and is presented as non-recourse borrowings on the Consolidated Statement of Financial Position. During the three and nine-month periods ended September 30, 2026, interest of $7 million and $21 million, respectively (2025: $8 million and $25 million), was incurred on the loan.
Q3 2026 INTERIM REPORT 41

During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $1.7 billion ($310 million to the partnership). The buyers of the stabilized data centers were a consortium of third-party investors and a private fund managed by Brookfield, and the transaction was completed at arm’s length on market terms. As a result of the transaction, Brookfield Infrastructure recognized a gain of approximately $160 million ($25 million to the partnership).
In the third quarter of 2026 and over the course of 2025, our global intermodal logistics operation sold a 67% interest in two of its stabilized container portfolios. The interests sold were acquired equally by a third party and a private fund managed by Brookfield, and were completed at arm’s length on market terms. Brookfield Infrastructure recognized a gain of approximately $90 million ($25 million to the partnership) on the sale completed in the third quarter of 2026 and recognized a gain of approximately $115 million ($30 million to the partnership) on the sale to the private fund managed by Brookfield completed in the third quarter of 2025.
On October 1, 2025, our North American retail colocation data center operation acquired a portfolio of data centers for approximately $210 million from an affiliate of the partnership. The transaction was funded with a combination of cash and debt, and principally comprised of property, plant and equipment of approximately $775 million, intangible assets of approximately $70 million, goodwill of approximately $165 million and assumed debt of approximately $745 million.
During the nine-month period ended September 30, 2026, subsidiaries of the partnership acquired income tax credits of $46 million from an associate of Brookfield Renewable Partners, on market terms.
20. SUBSEQUENT EVENTS
Subsequent to the quarter, we received unitholder and shareholder approvals to simplify our corporate structure by converting Brookfield Infrastructure Partners L.P. and Brookfield Infrastructure Corporation into one publicly traded corporation. The simplification is subject to customary regulatory approvals.
42 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

MANAGEMENT’S DISCUSSION AND ANALYSIS

AS OF SEPTEMBER 30, 2026 AND DECEMBER 31, 2025 AND
FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2026 AND 2025
OUR OPERATIONS
We own a portfolio of infrastructure assets that are diversified by sector and by geography. We have a stable cash flow profile with approximately 90% of our Adjusted EBITDA supported by regulated or contracted revenues. In order to assist our unitholders and preferred unitholders in evaluating our performance and assessing our value, we group our businesses into operating segments based on similarities in their underlying economic drivers.
Our operating segments are summarized below:

Operating Segment	Asset Type	Primary Location
Utilities
Regulated or contractual businesses which earn a return on their asset base	• Regulated Transmission	• Americas & Asia Pacific
	• Commercial & Residential Distribution	• Americas, Europe & Asia Pacific

Transport
Provide transportation for freight, commodities and passengers	• Diversified Terminals	• North America, Europe & Asia Pacific
	• Rail	• Americas, Europe & Asia Pacific
	• Toll Roads	• Brazil

Midstream
Systems that provide transportation, gathering, processing and storage services	• Midstream	• North America

Data
Provide infrastructure and services to telecom companies, technology and cloud computing providers and enterprise clients, including a growing portfolio of AI-related infrastructure to support the build-out and development of artificial intelligence	• Data Transmission & Distribution	• North America, Europe & Asia Pacific
	• Data Storage	• Americas, Europe & Asia Pacific
INTRODUCTION
The following Management’s Discussion and Analysis (“MD&A”) is the responsibility of management of Brookfield Infrastructure Partners L.P. (our “partnership” collectively with its subsidiary and operating entities “Brookfield Infrastructure”). This MD&A is dated November 6, 2026 and has been approved by the Board of Directors of the general partner of our partnership for issuance as of that date. The Board of Directors carries out its responsibility for review of this document principally through its audit committee, comprised exclusively of independent directors. The audit committee reviews and, prior to its publication, approves this document, pursuant to the authority delegated to it by the Board of Directors. The terms “Brookfield Infrastructure”, “we”, “us” and “our” refer to Brookfield Infrastructure Partners L.P., and our partnership’s direct and indirect subsidiaries and operating entities as a group. This MD&A should be read in conjunction with Brookfield Infrastructure Partners L.P.’s most recently issued annual and interim financial statements. Additional information, including Brookfield Infrastructure’s Form 20-F, is available on its website at www.bip.brookfield.com, on SEDAR+’s website at www.sedarplus.com and on EDGAR’s website at www.sec.gov/edgar.shtml.
Business Overview
Brookfield Infrastructure is a leading global infrastructure company that owns and operates high-quality, essential, long-life assets in the utilities, transport, midstream and data sectors across the Americas, Asia Pacific and Europe. It is focused on assets that have contracted and regulated revenues that generate predictable and stable cash flows.
Q3 2026 INTERIM REPORT 43

Our mission is to own and operate a globally diversified portfolio of high quality infrastructure assets that will generate sustainable and growing distributions over the long term for our unitholders. To accomplish this objective, we will seek to leverage our operating segments to acquire infrastructure assets and actively manage them to extract additional value following our initial investment. As the businesses mature and cash flows have been de-risked, we seek to recycle capital and re-invest in assets that are expected to generate higher returns. An integral part of our strategy is to participate along with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit our profile. We focus on investments in which Brookfield has sufficient influence or control to deploy an operations-oriented approach.
Performance Targets and Key Measures
We target a total return of 12% to 15%+ per annum on the infrastructure assets that we own, measured over the long term. We intend to generate this return from the in-place cash flows from our operations plus growth through investments in upgrades and expansions of our asset base, as well as acquisitions. We determine our distributions to unitholders based primarily on an assessment of our operating performance. FFO is used to assess our operating performance and can be used on a per unit basis as a proxy for future distribution growth over the long term. In addition, we have performance measures that track the key value drivers for each of our operating segments. See the “Segmented Disclosures” section of this MD&A for more detail.
Distribution Policy
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. The partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO that we utilize to fund some or all of our internally funded growth capital expenditures.
In light of the current prospects for our business, the board of directors of our General Partner approved a 6% year-over-year increase in our quarterly distribution to $0.455 per unit (or $1.82 per unit annualized), starting with the distribution paid in March 2026, with an identical increase made by the board of directors of BIPC to holders of BIPC exchangeable shares. This increase reflects the forecasted contribution from our recently commissioned capital projects, as well as the expected cash yield on acquisitions that we closed in the past year. Distributions have grown at a compound annual growth rate of 9% over the last 15 years. We target 5% to 9% annual distribution increase in light of the per unit growth we foresee in our operations.
Basis of Presentation
Our unaudited interim condensed and consolidated financial statements are prepared in accordance with IAS 34, Interim Financial Reporting, (“IAS 34”) under the IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IFRS” and “IFRS Accounting Standards”) and using the accounting policies Brookfield Infrastructure applied in its consolidated financial statements as of and for the year ended December 31, 2025. Our unaudited interim condensed and consolidated financial statements include the accounts of Brookfield Infrastructure and the entities over which it has control. Brookfield Infrastructure accounts for investments over which it exercises significant influence or joint control, but does not control, using the equity method.
Our partnership’s equity interests include units held by public unitholders, Redeemable Partnership Units held by Brookfield, BIPC exchangeable shares held by public shareholders and class A.2 exchangeable shares held by Brookfield, as well as Exchange LP Units and BIPC Exchangeable LP Units held by public shareholders. Our units and the Redeemable Partnership Units have the same economic attributes in all respects, except that the Redeemable Partnership Units provide Brookfield the right to request that its units be redeemed for cash consideration. In the event that Brookfield exercises this right, our partnership has the right, at its sole discretion, to satisfy the redemption request with our units, rather than cash, on a one-for-one basis. As a result, Brookfield, as holder of Redeemable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the limited partnership units of our partnership. However, given the redeemable feature referenced above, we present the Redeemable Partnership Units as a component of non-controlling interests.
In addition, Exchange LP, a subsidiary of our partnership, issued Exchange LP Units in connection with the privatization of Enercare Inc. in October 2018. Exchange LP Units provide holders with economic terms that are substantially equivalent to those of our units and are exchangeable, on a one-for-one basis, for our units. Given the exchangeable feature, we present the Exchange LP Units as a separate component of non-controlling interests.
On March 31, 2020, our partnership completed the creation of BIPC with the special distribution. Each unitholder of record on March 20, 2020, received one BIPC exchangeable share for every nine units held. Holders of BIPC exchangeable shares have the right to exchange all or a portion of their shares for one unit per BIPC exchangeable share held or its cash equivalent on a fixed-for-fixed basis. BIPC or the partnership, as applicable, each has the ability to satisfy exchange requests by holders of BIPC exchangeable shares in units instead of cash. Additionally, the partnership has the ability to exchange all BIPC exchangeable shares for units at our election, on a fixed-for-fixed basis. As a result of the share characteristics, we present the BIPC exchangeable shares as a component of non-controlling interests.
44 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Finally, in the third and fourth quarters of 2021, BIPC Exchange LP, a subsidiary of our partnership, issued BIPC Exchangeable LP Units in connection with the acquisition of our Canadian diversified midstream operation. BIPC Exchangeable LP Units provide holders with economic terms that are substantially equivalent to those of a BIPC exchangeable share and are exchangeable, on a one-for-one basis, for BIPC exchangeable shares. Given the exchangeable feature, we present the BIPC Exchangeable LP Units as a component of non-controlling interests.
When we discuss the results of our operating segments, we present Brookfield Infrastructure’s share of results for operations accounted for using consolidation and the equity method, in order to demonstrate the impact of key value drivers of each of these operating segments on our partnership’s overall performance. As a result, segment revenues, costs attributable to revenues, other income, interest expense, depreciation and amortization, deferred taxes, fair value adjustments and other items will differ from results presented in accordance with IFRS Accounting Standards as they (1) include Brookfield Infrastructure’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above noted items, and (2) exclude the share of earnings of consolidated investments not held by Brookfield Infrastructure apportioned to each of the above noted items. However, net income for each segment is consistent with results presented in accordance with IFRS Accounting Standards.
Our presentation currency and functional currency is the U.S. dollar. There were no changes in accounting policies that have had a material impact on the comparability of the results between financial years.
REVIEW OF CONSOLIDATED FINANCIAL RESULTS
In this section, we review our consolidated performance and financial position as of September 30, 2026, and December 31, 2025, and for the three and nine-month periods ended September 30, 2026, and 2025. Further details on the key drivers of our operations and financial position are contained within the “Segmented Disclosures” section of this MD&A.

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT INFORMATION	2026	2025	2026	2025
Summary Statements of Operating Results
Revenues	$6,556	$5,975	$19,339	$16,796
Direct operating costs	(4,884)	(4,416)	(14,381)	(12,375)
General and administrative expenses	(111)	(107)	(334)	(312)
Interest expense	(1,049)	(1,014)	(3,169)	(2,822)
Share of earnings from investments in associates and joint ventures	49	437	41	548
Mark-to-market losses	(171)	(158)	(209)	(423)
Other income	65	320	101	712
Income tax expense	(153)	(287)	(449)	(596)
Net income	302	750	939	1,528
Net income attributable to our partnership(1)	69	440	52	634
Net (loss) income per limited partnership unit	$(0.04)	$0.44	$(0.31)	$0.45

1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Three-month period ended September 30, 2026 and 2025
Net income for the three-month period ended September 30, 2026, was $302 million, of which $69 million (loss of $0.04 per unit) was attributable to our partnership. This compares to net income of $750 million in the prior year, of which $440 million (income of $0.44 per unit) was attributable to our partnership. Current year results benefited from organic growth across the business and income associated with our asset sale program. These positive impacts were offset by higher borrowing costs associated with the financing of our growth initiatives, in addition to lost contributions from asset sales completed over the last twelve months. Prior year results also benefited from gains recognized on the disposition of our Australian export terminal operation and Australian container terminal operation, and the partial dispositions of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform, partially offset by mark-to-market losses driven by the revaluation of non-controlling interests at our Indian telecom tower operation.
Q3 2026 INTERIM REPORT 45

Revenues for the three-month period ended September 30, 2026, were $6,556 million, which represents an increase of $581 million compared to the same period in 2025. Revenues from our utilities segment increased by $43 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment decreased by $141 million primarily as a result of the partial disposition of our U.K. port operation and the disposition of a subsidiary at our U.K. rail operation, partially offset by contributions from our acquisition of a North American railcar leasing platform. Revenues from our midstream segment increased by $619 million primarily driven by the acquisition of our U.S. refined products pipeline system and stronger performance in our Canadian diversified midstream operation. Revenues from our data segment increased by $47 million primarily due to the acquisition of a U.S. bulk fiber network and organic growth across our data center platforms, partially offset by the disposition of a portfolio of stabilized data center assets at our European hyperscale data center platform. Foreign exchange increased our U.S. dollar revenues by $13 million, as the quarterly average exchange rate of most of the currencies in which we operate increased relative to the prior year.
Direct operating expenses for the three-month period ended September 30, 2026, were $4,884 million, an increase of $468 million compared to the three-month period ended September 30, 2025. Direct costs increased from the prior year due to $464 million of incremental costs (including depreciation) associated with recently acquired businesses and costs associated with organic growth initiatives, net of recent dispositions. The impact of foreign exchange increased our U.S. dollar costs by $4 million in aggregate.
General and administrative expenses totaled $111 million for the three-month period ended September 30, 2026, an increase of $4 million compared to the same three-month period ended September 30, 2025. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The increase from the prior year is due to an increase in the average market value of our securities.
Interest expense for the three-month period ended September 30, 2026, was $1,049 million, an increase of $35 million compared to the same period in 2025 principally due to incremental financings added to existing investments and organic growth projects.
Our partnership’s share of earnings from investments in associates and joint ventures for the three-month period ended September 30, 2026 decreased by $388 million when compared to the three-month period ended September 30, 2025 as prior year results benefited from a $353 million gain on sale of our Australian container terminal operation, net of AOCI hedge recycling impacts.
Mark-to-market losses for the three-month period ended September 30, 2026, were $171 million, compared to losses of $158 million in the prior year. The current period losses are primarily driven by mark-to-market losses on our commodity derivatives at our Canadian diversified midstream operation and the revaluation of non-controlling interests in our Indian telecom tower operation, partially offset by gains on foreign exchange contracts at the corporate level. Mark-to-market losses in the prior year are primarily driven by the revaluation of non-controlling interests in our Indian telecom tower operation.

Other income for the three-month period ended September 30, 2026, was $65 million, compared to $320 million reported for the same period in 2025. Other income benefitted from gains recognized on the partial sale of interest in our Indian gas transmission operation and the disposition of a subsidiary holding a portfolio of stabilized containers at our global intermodal logistics operation, partially offset by accretion expenses related to other long-term liabilities. Other income in the prior year was principally comprised of gains recognized on the sale of our Australian export terminal operation, a partial sale of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform.
Income tax expense for the three-month period ended September 30, 2026 was $153 million, compared to $287 million for the same period in 2025, principally a result of decreases in deferred tax expense, partially offset by higher taxable income reported by our business in the current year.
Nine-month period ended September 30, 2026 and 2025
Net income for the nine-month period ended September 30, 2026 was $939 million, of which $52 million (loss of $0.31 per unit) was attributable to our partnership. This compares to net income of $1,528 million in the prior year, of which $634 million (income of $0.45 per unit) was attributable to our partnership. Current year results benefited from contributions associated with recent acquisitions and organic growth across the business, in addition to a gain recognized on the disposition of one of our four electricity transmission concessions held within our Brazilian electricity transmission operation. Prior year results included gains recognized on the dispositions of our Australian export terminal operation and Australian container terminal operation, and the partial dispositions of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform.
46 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Revenues for the nine-month period ended September 30, 2026 were $19,339 million, which represents an increase of $2,543 million compared to the same period in 2025. Revenues from our utilities segment increased by $204 million primarily driven by inflation indexation and capital commissioned into rate base across the segment. Revenues from our transport segment decreased by $384 million primarily as a result of the partial disposition of our U.K. port operation, the partial disposition of stabilized assets at our global intermodal logistics operation and the disposition of a subsidiary at our U.K. rail operation, partially offset by contributions from our acquisitions of a North American railcar leasing platform. Revenues from our midstream segment increased by $2,242 million primarily driven by the acquisition of our U.S. refined products pipeline system operation and stronger performance at our Canadian diversified midstream operation. Revenues from our data segment increased by $261 million, primarily due to the acquisition of a U.S. bulk fiber network and organic growth across our data center platform, partially offset by the disposition of a portfolio of stabilized data center assets at our European hyperscale data center platform. Foreign exchange increased our U.S. dollar revenues by $220 million across our segments, as the average exchange rate of the majority of the currencies in which we operate increased relative to the prior year.
Direct operating expenses for the nine-month period ended September 30, 2026 were $14,381 million, an increase of $2,006 million compared to the nine-month period ended September 30, 2025. Direct costs increased $1,873 million from the prior year due to incremental costs (including depreciation) associated with recently acquired businesses and organic growth initiatives, net of recent dispositions. The impact of foreign exchange increased our U.S. dollar costs by $133 million.
General and administrative expenses totaled $334 million for the nine-month period ended September 30, 2026, an increase of $22 million compared to the nine-month period ended September 30, 2025. This line item primarily consists of the base management fee that is paid to Brookfield, which is equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt. The increase from the prior year is due to an increase in the trading price of our outstanding securities.
Interest expense for the nine-month period ended September 30, 2026 was $3,169 million, an increase of $347 million compared to the same period in 2025. Interest expense increased principally due to recently acquired businesses, incremental financings added to existing investments and organic growth projects.
Our partnership’s share of earnings from investments in associates and joint ventures was a gain of $41 million for the nine-month period ended September 30, 2026, a decrease of $507 million compared to the same period in 2025 primarily due to gains recognized in the prior period on the sale of our Mexican regulated natural gas transmission pipelines and our Australian container terminal operation, partially offset by mark-to-market losses on our foreign currency derivatives.
Mark-to-market losses for the nine-month period ended September 30, 2026 were $209 million, compared to losses of $423 million in the prior year. Amounts in both the current and comparative periods consist primarily of mark-to-market movements relating to foreign exchange hedging activities at the corporate level and movements in commodity prices, in addition to the revaluation of non-controlling interests in our Indian telecom tower operation.

Other income for the nine-month period ended September 30, 2026 was $101 million, compared to $712 million for the same period in 2025. Other income primarily consists of income associated with our asset sale program and fluctuates based on the size and timing of assets sold between periods, offset by accretion expenses related to other long-term liabilities. Prior year results included gains recognized on the partial sale of stabilized assets at our global intermodal logistics operation and our European hyperscale data center platform, in addition to the sale of our Mexican regulated natural gas transmission pipelines, U.S gas pipeline and our Australian export terminal operation.
Income tax expense for the nine-month period ended September 30, 2026 was $449 million, compared to $596 million for the same period in 2025, principally a result of decreases in deferred tax expense and lower taxable income reported by our business in the current year.

Q3 2026 INTERIM REPORT 47

US$ MILLIONS Summary Statements of Financial Position Key Metrics	As of
	September 30, 2026	December 31, 2025
Cash and cash equivalents	$2,672	$3,201
Property, plant and equipment	62,839	66,797
Intangible assets	14,639	15,765
Total assets	120,645	128,150
Corporate borrowings	5,297	4,947
Non-recourse borrowings	55,767	59,551
Total liabilities	88,389	92,610
Limited Partners’ capital	4,417	4,889
General Partner capital	24	25
Non-controlling interest – Redeemable Partnership Units held by Brookfield	1,834	2,017
Non-controlling interest – BIPC exchangeable shares and class A.2 exchangeable shares	1,314	1,440
Non-controlling interest – Exchangeable units(1)	52	61
Non-controlling interest – perpetual subordinated notes	293	293
Non-controlling interest – in operating subsidiaries	23,487	26,086
Preferred unitholders	835	729
Partnership capital attributable to the partnership(2)	7,641	8,432
Total partnership’s capital	32,256	35,540
1.Includes non-controlling interest attributable to Exchange LP Units and BIPC exchangeable LP Units.
2.Includes partnership capital attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
Total assets were $120.6 billion at September 30, 2026, a decrease from $128.2 billion at December 31, 2025. The decrease of $7.5 billion is principally driven by the disposition of a concession at our Brazilian electricity transmission operation, the sale of a subsidiary at our U.K. rail operation, the disposition of a portfolio of stabilized assets within our U.S. bulk fiber business, the partial disposition of a portfolio of stabilized assets at our global intermodal logistics operation and the impacts of foreign exchange, as the period end exchange rate of most of the currencies in which we operate decreased relative to the prior year.
Property, plant and equipment decreased from $66.8 billion to $62.8 billion due to the disposition of a portfolio of stabilized assets within our U.S. bulk fiber business, the partial disposition of a portfolio of stabilized assets at our global intermodal logistics operation, the reclassification of assets to held for sale at our Canadian diversified midstream and Australian port operations, and the impacts of foreign exchange, partially offset by our acquisition of a North American railcar leasing platform and continued investments in capital assets. Intangible assets of $14.6 billion at September 30, 2026, decreased from $15.8 billion at December 31, 2025, primarily driven by the disposition of a portfolio of stabilized assets within our U.S. bulk fiber business and quarterly amortization, partially offset by the acquisition of an electricity transmission concession held within our Brazilian electricity transmission operation.
Corporate borrowings increased by $0.4 billion compared to December 31, 2025, primarily driven by net issuances of commercial paper of $0.3 billion and draws on our corporate credit facility of $0.1 billion along with impacts of foreign exchange.
Non-recourse borrowings decreased by $3.8 billion compared to December 31, 2025, as additional borrowings at our operating subsidiaries to fund growth initiatives were more than offset by the disposition of stabilized assets at our global intermodal logistics operation, our U.S. bulk fiber network and our U.K. rail operation in addition to the impacts of foreign exchange.
Our partnership capital decreased to $7.6 billion from $8.4 billion as at December 31, 2025, as income generated from operations was more than offset by the impact of distributions and foreign currency translation.
48 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Foreign Currency Translation
Due to the nature of our global operations, current period financial results may be impacted by foreign currency movements. The most significant currency exchange rates that impact our business are shown in the following table:

	Period End Rate			Average Rate
	As of			For the three-month period ended September 30			For the nine-month period ended September 30
	September 30, 2026	December 31, 2025	Change	2026	2025	Change	2026	2025	Change
Australian dollar	0.6947	0.6673	4%	0.7060	0.6542	8%	0.7037	0.6411	10%
Brazilian real	0.1930	0.1817	6%	0.1947	0.1835	6%	0.1942	0.1770	10%
British pound	1.3265	1.3475	(2)%	1.3442	1.3484	—%	1.3448	1.3152	2%
Canadian dollar	0.7026	0.7286	(4)%	0.7144	0.7262	(2)%	0.7219	0.7154	1%
Euro	1.1330	1.1746	(4)%	1.1505	1.1686	(2)%	1.1611	1.1190	4%
Indian rupee	0.0104	0.0111	(6)%	0.0105	0.0115	(9)%	0.0106	0.0116	(9)%
As at September 30, 2026, our consolidated partnership capital of $32.3 billion was invested in the following currencies: U.S. dollars - 47%; Canadian dollars - 18%; British pounds - 14%; Euro - 9%; Australian dollars - 4%; Indian rupees - 4%; Brazilian reais - 2% and other currencies - 2%. As a result of our currency hedging program, 78% of our partnership capital is effectively denominated in U.S. dollars. Period end rates relative to the U.S. dollar at September 30, 2026, were lower than December 31, 2025, for our most significant non-U.S. dollar investments, which decreased the carrying values of the assets and liabilities of our operations in these regions.
The following table disaggregates the impact of foreign currency translation on our partnership capital by the most significant non-U.S. currencies:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Australian dollar	$8	$37	$57	$211
Brazilian real	(1)	15	62	190
British pound	—	(110)	(86)	405
Canadian dollar	(12)	(128)	(55)	214
Indian rupee	44	(14)	33	(21)
Euro	(31)	(30)	(153)	530
Other	21	38	(78)	85
	29	(192)	(220)	1,614
Currency hedges(1)	404	145	642	(584)
	$433	$(47)	$422	$1,030
Attributable to:
Unitholders	$124	$116	$227	$417
Non-controlling interests	309	(163)	195	613
	$433	$(47)	$422	$1,030
1.    Includes net investment and cash flow hedges for foreign currencies of subsidiaries and associates and excludes cash flow hedges for interest rates.
The impact of foreign currency translation on partnership capital, including those attributable to non-controlling interests for the three and nine-month periods ended September 30, 2026, was a gain of $29 million and loss of $220 million, respectively.
Average currency exchange rates impact the U.S. dollar equivalents of revenues and net income from non-U.S. operations on a comparative basis. During the three and nine-month periods ended September 30, 2026, the average foreign exchange rates of the major currencies we operate in strengthened relative to the U.S. dollar, increasing U.S. dollar revenue and net income in these currencies.
Q3 2026 INTERIM REPORT 49

We use financial contracts and locally denominated debt to hedge most foreign currency exposures. We are largely hedged against the European, British, Australian and Canadian currencies. As a result, the impact of currency movements was partially offset by gains recognized on our currency hedges. For the three and nine-month periods ended September 30, 2026, our hedging program reduced the impact of foreign currency movements by $404 million and $642 million, respectively (2025: $145 million and $584 million).
Summary of Quarterly Results
Quarterly results for the eight most recent quarters are as follows:

US$ MILLIONS, EXCEPT PER UNIT AMOUNTS	2026			2025				2024
Three-month period ended	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenues	$6,556	$6,482	$6,301	$6,304	$5,975	$5,429	$5,392	$5,444
Direct operating costs	(4,884)	(4,892)	(4,605)	(4,501)	(4,416)	(3,995)	(3,964)	(3,991)
Share of earnings (losses) from investments in associates and joint ventures	49	33	(41)	79	437	(12)	123	247
Expenses
Interest	(1,049)	(1,073)	(1,047)	(1,046)	(1,014)	(909)	(899)	(894)
General and administrative	(111)	(114)	(109)	(114)	(107)	(108)	(97)	(103)
Valuation items
Fair value changes and other	(106)	242	(244)	275	162	4	123	(154)
Income tax (expense) recovery	(153)	(189)	(107)	7	(287)	(157)	(152)	(98)
Net income	302	489	148	1,004	750	252	526	451
Net income attributable to others(1)	313	513	234	785	540	258	500	339
Net (loss) income attributable to limited partners	(11)	(24)	(86)	219	210	(6)	26	112
Net (loss) income per limited partnership unit(2)	$(0.04)	$(0.07)	$(0.20)	$0.45	$0.44	$(0.03)	$0.04	$0.22
1.Includes partnership capital attributable to the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Refer to Note 16, Partnership Capital, for further details.
A significant driver of our results continues to be from organic growth which consists of inflation-indexation, GDP-linked volume increases and reinvested capital. In addition, results have benefited over the last eight quarters from the contribution of new investments. On a constant currency basis, these items resulted in increases in our revenues, direct operating costs, interest charges and depreciation and amortization expense. The increases were partially offset by the impact of dispositions. In addition to the aforementioned items, net income is impacted by fair value adjustments, mark-to-market movements, and other income and expenses.
Our business continues to deliver financial results that are in line with expectations. Our partnership benefits from significant sector and geographic diversification, ownership of long-life and essential assets, substantial barriers to entry to the sectors we operate in, and cash flows that are generated under long-term contractual or regulated frameworks. Our stable and predictable cash flow profile is further strengthened by our principled approach to counterparty selection and capital structure.
SELECTED STATEMENTS OF OPERATING RESULTS AND FINANCIAL POSITION INFORMATION
To measure performance, we focus on net income, an IFRS measure, as well as certain non-IFRS measures, including but not limited to FFO, AFFO, Adjusted EBITDA and Invested Capital. We define FFO as net income excluding the impact of certain non-cash items including depreciation and amortization, deferred income taxes, mark-to-market gains (losses) and other income (expenses) that are not related to normal revenue earning activities or that are not normal, recurring cash operating expenses necessary for business operations. FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. FFO also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic interests held by non-controlling interests in consolidated subsidiaries. We define AFFO as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures).
50 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In addition to FFO and AFFO, we focus on Adjusted EBITDA, which we define as net income excluding the impact of interest expense, depreciation and amortization, income taxes, mark-to-market gains (losses) and other income (expenses) corresponding to amounts that are not related to normal revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Adjusted EBITDA includes income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites. The inclusion of this income reflects the operating performance of such investments and includes income (or losses) recognized in the current and prior periods. Adjusted EBITDA also includes balances attributable to the partnership generated by investments in associates and joint ventures accounted for using the equity method and excludes amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Along with net income and other IFRS measures, FFO and Adjusted EBITDA are key measures of our financial performance that we use to assess the results and performance of our operations on a segmented basis. AFFO is also a measure of operating performance and represents the ability of our businesses to generate sustainable earnings. Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns.
Since they are not calculated in accordance with, and do not have any standardized meanings prescribed by IFRS Accounting Standards, FFO, AFFO, Adjusted EBITDA and Invested Capital are unlikely to be comparable to similar measures presented by other issuers and have limitations as analytical tools. Specifically, our definition of FFO may differ from the definition used by other organizations, as well as the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards.
For further details regarding our use of FFO, AFFO, Adjusted EBITDA and Invested Capital, as well as a reconciliation of the most directly comparable IFRS measures to these measures, see the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A.

US$ MILLIONS, EXCEPT PER UNIT INFORMATION	For the three-month period ended September 30		For the nine-month period ended September 30
Key Metrics	2026	2025	2026	2025
Net income attributable to partnership(1)	$69	$440	$52	$634
Net (loss) income per limited partnership unit(2)	(0.04)	0.44	(0.31)	0.45
Funds from Operations (FFO)(3)	717	654	2,128	1,938
Per unit FFO(4)	0.91	0.83	2.70	2.46
Adjusted Funds from Operations (AFFO)(3)	563	460	1,726	1,479
Return on invested capital(5)	16%	14%	16%	14%
Adjusted EBITDA(3)	1,133	1,067	3,398	3,157
Distributions per unit(6)	0.46	0.43	1.37	1.29
FFO payout ratio(7)	64%	67%	65%	67%
AFFO payout ratio(8)	82%	95%	80%	88%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP Units, and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Average number of limited partnership units outstanding on a time weighted basis for the three and nine-month periods ended September 30, 2026, was 457.7 million and 458.4 million, respectively (2025: 461.1 million and 459.8 million).
3.Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from net income to FFO, AFFO and Adjusted EBITDA.
4.Average units outstanding on a time weighted basis during the three and nine-month periods ended September 30, 2026, were 791.8 million and 791.8 million, respectively (2025: 791.5 million and 790.2 million).
5.Return on invested capital is calculated as AFFO over the last twelve months adjusted for an estimate of the portion of earnings that represent a return of capital on concession-based businesses, divided by Invested Capital. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for reconciliation from partnership capital to Invested Capital.
6.Distribution per unit is defined as the sum of partnership distributions less incentive distributions, divided by the total limited partner units, general partner units, Redeemable Partnership Units, Exchange LP Units, BIPC exchangeable LP Units and BIPC exchangeable shares and class A.2 exchangeable shares outstanding as of the record date. During the three and nine-month periods ended September 30, 2026, the partnership paid quarterly distributions of $0.46 per unit and $1.37 per unit (2025: $0.43 per unit and $1.29 per unit).
7.FFO payout ratio is defined as distributions paid (inclusive of GP incentive distribution, preferred unit distributions, and interests on perpetual notes classified as equity) divided by FFO.
8.AFFO payout ratio is defined as distributions paid (inclusive of GP incentive, preferred unit distributions, and interests on perpetual notes classified as equity) divided by AFFO.
Q3 2026 INTERIM REPORT 51

For the three-month period ended September 30, 2026, FFO totaled $717 million ($0.91 per unit) compared to FFO of $654 million ($0.83 per unit) for the same quarter in 2025. The increase reflects strong organic growth at the high end of our target range, supported by inflationary increases, strong asset utilization and the commissioning of approximately $1.4 billion of capital projects from our backlog. Results also benefited from the strong cash contribution from new investments, which continue to generate returns above the lost yield from asset sales
52 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

SEGMENTED DISCLOSURES
In this section, we review the results of our principal operating segments: utilities, transport, midstream, data and corporate. Key metrics and measures are presented in accordance with our partnership’s share of the underlying results, taking into account Brookfield Infrastructure’s ownership in operations accounted for using the consolidation and equity methods, whereby our partnership either controls or exercises significant influence or joint control over its investments. See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a discussion of the importance of our partnership’s presentation, the limitations associated with such information and a reconciliation of segment results to our partnership’s statement of operating results in accordance with IFRS Accounting Standards.

Our utilities segment is comprised of businesses from which we earn a return on a regulated or notionally stipulated asset base, which we refer to as the rate base, or from revenues in accordance with long-term concession agreements, private bilateral contracts approved or ratified by a regulatory body, or price control frameworks. These include our regulated transmission (natural gas and electricity) and commercial and residential distribution operations (electricity, natural gas and water connections). Our rate base increases with capital that we invest to upgrade and expand our systems. Depending on the jurisdiction, our rate base may also increase by inflation and maintenance capital expenditures and decrease by regulatory depreciation. The return that we earn is typically determined by a regulator for prescribed periods of time. Thereafter, it may be subject to customary reviews based upon established criteria. Our diversified portfolio of assets allows us to mitigate exposure to any single regulatory regime.
Due to the franchise frameworks and economies of scale of our utilities businesses, we often have significant competitive advantages in competing for projects to expand our rate base and earn incremental revenues. Accordingly, we expect this segment to produce stable revenue and margins over time that should increase with investment of additional capital and inflation. Approximately 90% of our utilities segment’s Adjusted EBITDA is supported by regulated or long-term contractual revenues.
The objectives for our utilities segment are to invest capital in the expansion of our rate base, as well as to provide safe and reliable service for our customers on a cost-efficient basis. If we do so, we will be in a position to earn an appropriate return on our rate base and strengthen our market position. Our performance can be measured by the growth in our rate base, the return on our rate base, and the growth in our AFFO.
Our utilities segment is comprised of the following:
Regulated Transmission
•Approximately 1,900 kilometers of electricity transmission lines in Brazil
•Approximately 6,000 kilometers of natural gas pipelines in Brazil, India and New Zealand
•An industrial gases production facility and pipelines with a capacity of approximately 314,500 normal cubic meter per hour (“Nm3/hr”) and a bulk liquefied carbon dioxide production facility with production capacity of 140,000 tons per annum (“tpa”) in South Korea
•~5,000 km of gas distribution networks in New Zealand
Commercial and Residential Distribution
•Approximately 7.5 million operating connections, predominantly electricity and natural gas
•Provides residential infrastructure, including heating, ventilation, and air conditioning (“HVAC”) and water products including heating and purification, as well as other essential home services to approximately 9.9 million customers with approximately 17.5 million policies and approximately 1.7 million rental contracts in Canada, the United States and Europe
•Approximately 0.8 million long-term contracted sub-metering services within Canada and the United States
•Approximately 3.5 million meters under management in Australia and New Zealand

Q3 2026 INTERIM REPORT 53

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our utilities segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Funds from Operations (FFO)	$200	$190	$597	$569
Maintenance capital expenditures	(27)	(19)	(72)	(60)
Adjusted Funds from Operations (AFFO)	$173	$171	$525	$509

Adjusted EBITDA(1)	$344	$331	$1,016	$973
Rate base	7,199	7,097	7,199	7,097
Return on rate base(2),(3)	12%	12%	12%	12%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Return on rate base is calculated as Adjusted EBITDA divided by weighted average rate base.
3.Return on rate base excludes impact of EBITDA earned from our home services policies, connections revenue, return of capital and IFRS 16 adjustments.

Our partnership earns a return on a regulated or notionally stipulated asset base, a metric which we refer to as rate base. Our rate base reflects the current amount, either as defined by the regulator or as implied by our contracted cash flows, on which we earn our return. Our rate base increases with capital that we invest to expand our systems and is indexed to local inflation. The return that we earn is typically determined by a regulator for prescribed periods of time or is derived based on the contracted cash flows we have secured. We believe that the rate base is useful for investors as it provides them with an understanding of the unlevered returns that our asset base can currently generate and enhances comparability across other utility investments as it assists in assessing the operating performance of our businesses by eliminating the effect of its current capital structure and tax profile.
For the three-month period ended September 30, 2026, our utilities segment generated Adjusted EBITDA and FFO of $344 million and $200 million, compared to $331 million and $190 million, respectively, in the prior year. Results benefited from inflation indexation and approximately $600 million of capital commissioned into the rate base over the last twelve months. Results included contribution from the acquisitions of our New Zealand energy infrastructure platform and South Korean industrial gas business, partially offset by the impact of asset sales, including the sale of the largest of four concessions within our Brazilian electricity transmission operation and a partial interest in our Indian gas transmission operation.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for the businesses in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025	2026	2025	2026	2025
Commercial & Residential Distribution	$216	$190	$640	$558	$148	$130	$446	$387
Regulated Transmission	128	141	376	415	52	60	151	182
Total	$344	$331	$1,016	$973	$200	$190	$597	$569
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2026, our commercial and residential distribution operations generated Adjusted EBITDA of $216 million and FFO of $148 million, compared to $190 million and $130 million, respectively, in the prior year. Results benefited from inflation indexation, growth in the customer base and higher connections revenue at our U.K. regulated distribution business, and approximately $600 million of capital commissioned into rate base over the last twelve months.
For the three-month period ended September 30, 2026, our regulated transmission operations generated Adjusted EBITDA of $128 million and FFO of $52 million, compared to $141 million and $60 million, respectively, in the prior year. Results benefited from the impact of foreign exchange and included contribution from our recently acquired New Zealand energy infrastructure platform and South Korean industrial gas business, offset by the sale of the largest of four concessions at our Brazilian electricity transmission operation and a partial interest in our Indian gas transmission operation.

54 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the roll-forward of our rate base:

US$ MILLIONS	For the three-month period ended September 30, 2026	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Rate base, start of period(1)	$6,942	$7,036	$6,699
Capital expenditures commissioned	150	431	492
Inflation and other indexation	43	100	252
Acquisitions (Asset sales)	177	(185)	(503)
Regulatory depreciation	(34)	(99)	(110)
Foreign exchange and other	(79)	(84)	206
Rate base, end of period	$7,199	$7,199	$7,036
1.Rate base excludes our North American and European residential warranty businesses.
As of September 30, 2026, our rate base was $7.2 billion. Rate base benefited from inflation indexation, new connections at our U.K. regulated distribution business and long-term rental contracts secured at our residential infrastructure platform. Rate base was impacted by the sale of the largest of four concessions within our Brazilian electricity transmission operation and the sale of a partial interest in our Indian gas transmission operation, partially offset by the acquisition of our New Zealand energy infrastructure platform.
The following table presents the roll-forward of our partnership’s share of capital backlog, which represents growth projects over the next 2-3 years, as well as capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2026	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Capital backlog, start of period	$742	$664	$542
Additional capital project mandates	167	589	663
Less: capital expenditures	(174)	(513)	(577)
Impact of acquisitions (asset sales)	35	35	—
Foreign exchange and other	(6)	(11)	36
Capital backlog, end of period	764	764	664
Construction work in progress	648	648	589
Total capital to be commissioned	$1,412	$1,412	$1,253
Capital backlog relates to projects that have been awarded or filed with regulators with anticipated commissioning into rate base in the next two to three years. As of September 30, 2026, total capital to be commissioned was $1.4 billion. New connection mandates awarded were partially offset by capital projects commissioned into rate base. The largest contributor to capital expected to be commissioned into rate base is our U.K. regulated distribution business (approximately $890 million).
Q3 2026 INTERIM REPORT 55

Our transport segment is comprised of infrastructure assets that provide transportation, storage and handling services for merchandise goods, commodities and passengers, for which we are generally paid an access or transportation fee. Profitability is based on the volume and price achieved for the provision of access and associated services. This operating segment is comprised of businesses, such as our rail and toll road operations, which may be subject to price ceiling or other rate regulation focused on maintaining competition, as well as diversified terminal operations which are highly contracted and subject to the regulatory regimes applicable to the goods they handle. Transport businesses typically have high barriers to entry and, in many instances, have very few substitutes in their local markets. While these businesses have greater sensitivity to market prices and volume than our other operating segments, revenues are generally stable and, in many cases, are supported by contracts or customer relationships. The diversification within our transport segment mitigates the impact of fluctuations in demand from any particular sector, commodity or customer. Approximately 85% of our transport segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our transport segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth and our Adjusted EBITDA margin.
Our transport segment is comprised of the following:
Diversified Terminals
•Global fleet of approximately 7.4 million twenty-foot equivalent unit (“TEU”) intermodal containers under long-term contracts, primarily serving the world’s major shipping lines
•An approximately 30 million tonnes per annum (“mtpa”) liquefied natural gas (“LNG”) export terminal in the United States
•6 terminals in the U.K. facilitating global trade of goods, natural resources and commodities
•Port handling and logistics business in Australia and New Zealand which handles over 30 million tonnes of cargo annually
Rail
•110 short line and regional freight railroads comprising approximately 21,000 kilometers of track in North America and Europe
•A track network spanning approximately 5,500 kilometers in Western Australia, serving as the network operator in the southern half of the state
•Approximately 9,800 kilometers of rail in Brazil, of which 8,000 kilometers are owned
•A portfolio of approximately 116,000 railcars and 300 locomotives, operating across North America
Toll Roads
•Approximately 2,600 kilometers of motorways in Brazil
56 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Results of Operations
The following table presents our partnership’s share of the key metrics and measures of our transport segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Funds from Operations (FFO)	$315	$286	$909	$878
Maintenance capital expenditures	(68)	(121)	(199)	(245)
Adjusted Funds from Operations (AFFO)	$247	$165	$710	$633

Adjusted EBITDA(1)	$402	$395	$1,210	$1,198
Adjusted EBITDA margin(2)	70%	65%	65%	66%
Growth capital expenditures	$91	$202	$196	$304
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

For the three-month period ended September 30, 2026, our transport segment generated FFO of $315 million compared to $286 million in the prior year. Results benefited from strong base business performance, driven by volume strength at our port operations in addition to increased volumes and tariffs at our toll roads . FFO includes contribution from the acquisition of our North American railcar leasing platform, partially offset by the impact of asset sales, including our Australian container terminal operation, a partial interest in our U.K. ports operation and a partial interest in a portfolio of stabilized containers at our global intermodal logistics operation.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025	2026	2025	2026	2025
Diversified Terminals	$173	$199	$534	$631	$139	$150	$417	$465
Rail	159	122	463	365	134	90	360	282
Toll Roads	70	74	213	202	42	46	132	131
Total	$402	$395	$1,210	$1,198	$315	$286	$909	$878
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2026, our diversified terminals operations reported Adjusted EBITDA of $173 million and FFO of $139 million compared to $199 million and $150 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased from the prior year due to various businesses sold over the last twelve months including our Australian container terminal operation, a partial interest in our U.K. ports operation and a partial interest in a portfolio of stabilized containers at our global intermodal logistics operation. Results increased on a same store basis, reflecting higher port volumes compared to the prior year.
For the three-month period ended September 30, 2026, our rail business generated Adjusted EBITDA of $159 million and FFO of $134 million compared to $122 million and $90 million, respectively, in the prior year. Adjusted EBITDA and FFO increased due to strong organic growth and contribution from the acquisition of our North American railcar leasing platform.
For the three-month period ended September 30, 2026, our toll roads contributed Adjusted EBITDA of $70 million and FFO of $42 million compared to $74 million and $46 million, respectively, in the prior year. Adjusted EBITDA and FFO were impacted by the hand back of a concession at our Brazilian toll road operation. Results increased on a same store basis, reflecting higher volumes and tariffs.
Q3 2026 INTERIM REPORT 57

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2026	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Capital backlog, start of period	$613	$357	$461
Additional capital project mandates	4	364	362
Impact of asset sales	—	—	(158)
Less: capital expenditures	(91)	(196)	(363)
Foreign exchange and other	(21)	(20)	55
Capital backlog, end of period	505	505	357
Construction work in progress	271	271	189
Total capital to be commissioned	$776	$776	$546
Capital to be commissioned includes projects such as upgrading and expanding our rail networks, enhancing and modernizing existing infrastructure at our terminals, and increasing and widening lanes on certain routes to support traffic growth. As of September 30, 2026, total capital to be commissioned was $776 million compared to $546 million as of December 31, 2025.
58 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our midstream segment is comprised of systems that provide natural gas transportation, gathering and processing, and storage services. Profitability is based on the volume and price achieved for the provision of these services. This operating segment is comprised of businesses that are subject to regulation, such as our U.S. refined products pipeline system, whose services are in part subject to a regulated tariff structure. Midstream businesses typically have high barriers to entry as a result of significant fixed costs combined with economies of scale or strong positions in their local markets. Although these businesses have greater sensitivity to market prices and volume than our utilities segment, revenues are typically contracted with varying durations and are relatively stable. Approximately 75% of our midstream segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our objectives for our midstream segment are to provide safe and reliable service to our customers and to satisfy their growth requirements by increasing the utilization of our assets and expanding our capacity in a capital efficient manner. If we do so, we will be able to charge an appropriate price for our services and earn an attractive return on the capital deployed. Our performance can be measured by our revenue growth, our Adjusted EBITDA margin and our growth in AFFO.
Our midstream segment is comprised of the following:
•Approximately 19,500 kilometers of pipelines which include long-haul, conventional and natural gas gathering pipelines in the United States and Canada
•16 natural gas and natural gas liquids processing plants, with approximately 5.6 billion cubic feet (“Bcf”) per day of gross processing capacity in Canada
•Approximately 280 Bcf of natural gas storage in the United States and Canada
•4 terminals with tank capacity of 685,000 barrels across the United States
•525,000 tonnes per year of polypropylene production capacity in Canada
The following table presents our partnership’s share of the key metrics of our midstream segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Funds from Operations (FFO)	$178	$156	$551	$482
Maintenance capital	(47)	(44)	(96)	(122)
Adjusted Funds from Operations (AFFO)	$131	$112	$455	$360

Adjusted EBITDA(1)	274	237	825	740
Adjusted EBITDA margin(2)	58%	58%	57%	61%
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.
For the three-month period ended September 30, 2026, our midstream operations generated Adjusted EBITDA and FFO of $274 million and $178 million compared to $237 million and $156 million in the prior year. Results benefited from higher utilization rates and higher market sensitive revenues across the segment, driven by elevated commodity prices. Current year results benefited from a full quarter contribution from the acquisition of our U.S. refined products pipeline system, partially offset by the impact of capital recycling initiatives completed at our North American gas storage operation.
Q3 2026 INTERIM REPORT 59

The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2026	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Capital backlog, start of period	$139	$153	$230
Additional capital project mandates	14	65	114
Less: capital expenditures	(46)	(105)	(148)
Impact of asset sales	—	—	(50)
Foreign exchange and other	1	(5)	7
Capital backlog, end of period	108	108	153
Construction work in progress	135	135	79
Total capital to be commissioned	$243	$243	$232
As of September 30, 2026, total capital to be commissioned was $243 million compared to $232 million as of December 31, 2025. The total capital to be commissioned relates to additional growth projects that are expected to expand capacity across our midstream businesses.

60 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Our data segment is comprised of critical infrastructure servicing customers in the telecommunications, fiber and data storage sectors. Our data transmission and distribution operations provide essential services and infrastructure to telecom companies, technology and cloud computing providers, and enterprise clients, while our data storage operations provide high-performance physical hosting and infrastructure to enterprises ranging from small workloads to hyperscale deployments. The majority of these services and access to infrastructure are contracted on a medium to long-term basis (up to over 25 years) with inflation escalation mechanisms, leading to predictable recurring revenues and cash flows. Over 90% of our Data segment’s Adjusted EBITDA is supported by contractual or regulated revenues.
Our data transmission and distribution customer base includes large, prominent telecommunications companies in Germany, Austria, France, the U.K., the United States and India. Within our data storage operations, we have approximately 1,800 large, blue-chip enterprise customers, predominantly in the U.S. that are diversified across multiple industries, and hyperscale customers who utilize our operations across the Americas, Europe and Asia Pacific.
Our objectives for the data segment are to invest capital to enhance and expand our service offerings while providing safe, reliable and secure access to our properties. If we are able to achieve these objectives, we believe we will be able to attract new customers and maintain low levels of churn on existing customers. Our performance in both our data transmission and distribution and data storage businesses can be measured by the growth in revenues and Adjusted EBITDA margin improvements.
Our data segment is comprised of the following:
Data Transmission & Distribution
•Approximately 309,500 operational telecom towers in Europe, the U.K. and India
•Approximately 155,000 kilometers of fiber optic cable located in Australia, Brazil, and the United States
•Over 80 distributed antenna systems in the U.K.
•Two semiconductor manufacturing facilities
•Approximately 820,000 fiber-to-the-premise (“FTTP”) connections in Australia and the United States
Data Storage
•Over 150 operational data centers, with approximately 1.4 gigawatts (“GW”) of operating capacity today and an additional 1.2 gigawatts of future development capability within the portfolio
Results of Operations
The following table presents our partnership’s share of the key metrics of our data segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Funds from Operations (FFO)	$172	$138	$475	$353
Maintenance capital	(12)	(10)	(35)	(32)
Adjusted Funds from Operations (AFFO)	$160	$128	$440	$321

Adjusted EBITDA(1)	$224	$211	$681	$558
Adjusted EBITDA margin(2)	74%	71%	68%	69%
Growth capital expenditures	$572	$609	$2,379	$1,629
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
2.Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

Q3 2026 INTERIM REPORT 61

For the three-month period ended September 30, 2026, our data segment generated Adjusted EBITDA and FFO of $224 million and $172 million, respectively, versus $211 million and $138 million, respectively, in the prior year. Results benefited from strong organic growth, driven by the commissioning of additional megawatts across our global data center platform and incremental contribution from our recently constructed foundry joint venture in Arizona. Current year results also reflect a full quarter contribution from our U.S. bulk fiber network, which we acquired in Q3 2025.
The following table presents our partnership’s share of Adjusted EBITDA and FFO for each business in this operating segment:

	Adjusted EBITDA(1)				FFO
	For the three-month period ended September 30		For the nine-month period ended September 30		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025	2026	2025	2026	2025
Data Transmission & Distribution	$154	$117	$436	$326	$122	$79	$315	$225
Data Storage	70	94	245	232	50	59	160	128
Total	$224	$211	$681	$558	$172	$138	$475	$353
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2026, our data transmission and distribution operations generated Adjusted EBITDA of $154 million and FFO of $122 million, compared to $117 million and $79 million, respectively, in the prior year. Adjusted EBITDA and FFO benefitted from organic growth across our tower portfolio and incremental contribution from our recently constructed foundry joint venture in Arizona. Current year results include full quarter of contribution from the acquisition of our U.S. bulk fiber network.
For the three-month period ended September 30, 2026, our data storage operations generated Adjusted EBITDA of $70 million and FFO of $50 million, compared to $94 million and $59 million, respectively, in the prior year. Adjusted EBITDA and FFO decreased due to additional income generated by our data center developers in the prior year from the sale of stabilized sites, partially offset by contribution from additional megawatts commissioned across our data center portfolio in the current quarter.
The following table presents the roll-forward of our partnership’s share of capital backlog and capital to be commissioned:

US$ MILLIONS	For the three-month period ended September 30, 2026	For the nine-month period ended September 30, 2026	For the 12-month period ended December 31, 2025
Capital backlog, start of period	$2,382	$3,530	$3,888
Impact of acquisitions	(50)	(50)	132
Additional capital project mandates	379	1,056	1,699
Less: capital expenditures	(572)	(2,379)	(2,220)
Foreign exchange and other	15	(3)	31
Capital backlog, end of period	2,154	2,154	3,530
Construction work in progress	1,486	1,486	3,593
Total capital to be commissioned	$3,640	$3,640	$7,123

As of September 30, 2026, total capital to be commissioned was $3.6 billion compared to $7.1 billion as of December 31, 2025. Capital to be commissioned includes approximately $0.9 billion within our Data Transmission & Distribution operations and approximately $2.7 billion at our Data Storage operations. Capital to be commissioned includes the build-out of additional sites and new tenancies at our telecom tower operations, additional connections across our global fiber operations, increasing the capacity of our data storage network and supporting the global build-out of AI factories, including behind-the-meter power solutions and large-scale GPU clusters.
Recent Developments
We recently signed an agreement formalizing a strategic partnership with NAVER to develop sovereign AI capabilities, including over 200 MW of compute capacity for one of the largest AI factories in Asia Pacific. As part of the partnership, we will finance and own large-scale compute capacity through a dedicated leasing company, with contracted cash flows providing a return on and full recovery of our invested capital over the initial contract term. The project is expected to require approximately $9 billion of capital, with an expected equity commitment of approximately $100 million net to BIP. The first GPU deployment is expected in the first half of 2027, with full deployment by the end of 2028.
62 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of our Corporate segment, at our partnership’s share:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Adjusted EBITDA(1)	$(111)	$(107)	$(334)	$(312)
Funds from Operations (FFO)	(148)	(116)	(404)	(344)
1.Non-IFRS measure. Refer to the “Reconciliation of Segment Adjusted EBITDA” section of this MD&A for a reconciliation from net income.
For the three-month period ended September 30, 2026, Adjusted EBITDA and FFO for our Corporate segment were losses of $111 million and $148 million, compared to $107 million and $116 million, respectively, in the prior year. Results of our Corporate segment are mainly driven by management fees. Pursuant to our Master Services Agreement, we pay Brookfield an annual base management fee equal to 1.25% of the combined market value of our partnership and BIPC plus preferred units outstanding and net recourse debt.
RECONCILIATION OF NON-IFRS FINANCIAL MEASURES
We focus on FFO to measure operating performance, along with IFRS measures such as net income. In addition, we also assess AFFO, Adjusted EBITDA and Invested Capital.
Adjusted EBITDA, FFO, AFFO and Invested Capital are presented based on our partnership’s share of results in operations accounted for using the consolidation and the equity method whereby we either control or exercise significant influence or joint control over the investment, respectively. Adjusted EBITDA, FFO, AFFO and Invested Capital are not, and are not intended to be, presented in accordance with IFRS Accounting Standards. Under IFRS Accounting Standards, we are not considered to control those entities that have not been consolidated and as such, have been presented as investments in associates or joint ventures in Note 10 of our partnership’s financial statements included herein. The presentation of the assets and liabilities and revenues and expenses do not represent our legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish our partnership’s legal claims or exposures to such items.
As a result, segment revenues, costs attributable to revenues, general and administrative costs, interest expense, depreciation and amortization, deferred income taxes and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS Accounting Standards as these reconciling items include our partnership’s share of earnings (losses) from investments in associates attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by our partnership apportioned to each of the above-noted items.
We provide financial results attributable to the partnership because we believe they assist investors and analysts in estimating our overall performance and understanding our partnership’s share of results from its underlying investments which have varying economic ownership interests and financial statement presentations when determined in accordance with IFRS Accounting Standards. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS Accounting Standards, provides the most meaningful assessment of how our operations are performing and capital is being managed. The presentation of Adjusted EBITDA, FFO, AFFO and Invested Capital has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage determined when applying the equity method of accounting and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses;
•Other companies may calculate results attributable to the partnership or common equity differently than we do.
Because of these limitations, our financial information presented based on the partnership’s share in the underlying operations should not be considered in isolation or as a substitute for our financial statements as reported under IFRS Accounting Standards.
See the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for a reconciliation of segment results to our statement of operating results in accordance with IFRS Accounting Standards along with a breakdown of each of the reconciling items by type and by operating segment.
Net income is the most directly comparable IFRS measure to FFO, AFFO and Adjusted EBITDA. Partnership capital is the most directly comparable IFRS measure to Invested Capital. We urge investors to review the IFRS financial measures within the MD&A and to not rely on any single financial measure to evaluate our partnership.
Q3 2026 INTERIM REPORT 63

FFO has limitations as an analytical tool:
•FFO does not include depreciation and amortization expense; because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;
•FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;
•FFO does not include the impact of mark-to-market gains or losses;
•FFO does not include other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations;
•FFO is not adjusted for the income (loss) earned by data center developers which is generated through the development, commercialization, and sale of completed sites;
•Our definition of FFO may differ from the definition used by other organizations, and is different than the definition of Funds from Operations used by REALPAC and NAREIT, in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS Accounting Standards.
FFO is a key measure that we use to evaluate the performance of our operations and forms the basis for our partnership’s distribution policy.
We believe that FFO, when viewed in conjunction with our IFRS results, provides a more complete understanding of factors and trends affecting our underlying operations. FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items.
We add back depreciation and amortization to remove the implication that our assets decline in value over time since we believe that the value of most of our assets will be sustained over time, provided we make all necessary maintenance expenditures. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back the impact of mark-to-market gains (losses) which indicate a point-in-time approximation of value on items we consider long-term. Finally, we add back other income (expenses) that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations.
In addition, we focus on AFFO, which is defined as FFO less capital expenditures required to maintain the current performance of our operations (maintenance capital expenditures). While FFO provides a basis for assessing current operating performance, it does not take into consideration the cost to sustain the operating performance of our partnership’s asset base. In order to assess the long-term, sustainable operating performance of our businesses, we observe that in addition to FFO, investors use AFFO by taking into account the impact of maintenance capital expenditures.
We also focus on Adjusted EBITDA. Adjusted EBITDA provides a supplemental understanding of the performance of our business and enhanced comparability across periods and relative to our peers. In addition to the adjustments to FFO, Adjusted EBITDA excludes the impact of interest expense and current income taxes to remove the effect of our current capital structure and tax profile in assessing the operating performance of our businesses.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We define Invested Capital as partnership capital removing the following items: non-controlling interest - in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes. We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
64 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

A reconciliation of the most closely-related IFRS measure, net income, to FFO and AFFO is as follows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Net income	$302	$750	$939	$1,528
Add back or deduct the following:
Depreciation and amortization expense	1,007	1,050	3,177	2,951
Share of losses (earnings) from investments in associates and joint ventures(1)	(49)	(437)	(41)	(548)
FFO contribution from investments in associates and joint ventures(1)	263	274	757	756
Deferred tax expense (recovery)	(40)	114	(56)	32
Mark-to-market losses (gains)	171	158	209	423
Other expense (income)(2)	21	(217)	174	(400)
FFO attributable to non-controlling interests(3)	(958)	(1,038)	(3,031)	(2,804)
FFO	717	654	2,128	1,938
Maintenance capital expenditures	(154)	(194)	(402)	(459)
AFFO	$563	$460	$1,726	$1,479
1.FFO contribution from investments in associates and joint ventures correspond to the FFO attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. With consideration of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of FFO recorded within our investments in associates and joint ventures.
2.Other (income) expenses correspond to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other income/expenses excluded from FFO primarily includes gains on acquisitions and dispositions of subsidiaries, associates and joint ventures, gains or losses relating to foreign currency translation reclassified from accumulated comprehensive income to other expense, acquisition costs, gains/losses on remeasurement of borrowings, amortization of deferred financing costs, fair value remeasurement gains/losses, accretion expenses on deferred consideration or asset retirement obligations, impairment losses, and gains or losses on debt extinguishment.
3.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries. By adjusting FFO attributable to non-controlling interests, our partnership is able to remove the portion of FFO earned at non-wholly owned subsidiaries that is not attributable to the partnership.
All reconciling amounts from net income to FFO presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “FFO contribution from investments in associates and joint ventures” and “FFO attributable to non-controlling interests”, our partnership’s share of FFO relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements; FFO for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and nine-month periods ended September 30, 2026, the difference between net income and FFO is predominantly due to depreciation and amortization, FFO contribution from investments in associates and joint ventures, and FFO attributable to non-controlling interests. Depreciation and amortization for the three and nine-month periods increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. FFO attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by impact of dispositions. FFO contribution from investments in associates and joint ventures benefited from organic growth, partially offset by recent dispositions.
The difference between net income and AFFO is due to the aforementioned items, in addition to maintenance capital expenditures of $154 million and $402 million for the three and nine-month periods ended September 30, 2026 (2025: $194 million and $459 million).
Q3 2026 INTERIM REPORT 65

The following table reconciles net income, the most directly comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Net income	$302	$750	$939	$1,528
Add back or deduct the following:
Depreciation and amortization expense	1,007	1,050	3,177	2,951
Interest expense	1,049	1,014	3,169	2,822
Share of loss (earnings) from investments in associates and joint ventures(1)	(49)	(437)	(41)	(548)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	356	329	1,039	1,018
Income tax expense	153	287	449	596
Mark-to-market losses (gains)	171	158	209	423
Other expense (income)	(65)	(320)	(101)	(712)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,791)	(1,764)	(5,442)	(4,921)
Adjusted EBITDA	$1,133	$1,067	$3,398	$3,157
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
All reconciling amounts presented above are taken directly from our partnership’s consolidated financial statements, and in the case of “Adjusted EBITDA contributions from investments in associates and joint ventures” and “Adjusted EBITDA attributable to non-controlling interests”, our partnership’s share of Adjusted EBITDA relating thereto are derived using the accounting policies consistent with those applied in our partnership’s consolidated financial statements. Adjusted EBITDA for these items is calculated on the same basis as consolidated entities, as disclosed above, and is calculated by applying the same ownership percentages used in calculating our partnership’s share of equity accounted income and the corresponding elimination of non-controlling interests in accordance with IAS 28, Investments in Associates and Joint Ventures and IFRS 10, Consolidated Financial Statements, respectively.
For the three and nine-month periods ended September 30, 2026, the difference between net income and Adjusted EBITDA is predominantly due to depreciation and amortization, interest expense, Adjusted EBITDA contributions from investments in associates and joint ventures, and Adjusted EBITDA attributable to non-controlling interests. Depreciation and amortization for the three and nine-month periods increased from the prior year due to recent acquisitions, higher asset values following our annual revaluation process and capital expenditures made during the year. Interest expense increased from the prior year due to additional borrowings associated with businesses acquired during the year, net of recent dispositions. Adjusted EBITDA contributions from investments in associates and joint ventures benefited from organic growth, partially offset by recent dispositions. Adjusted EBITDA attributable to non-controlling interests increased from the prior year predominantly due to recent acquisitions and organic growth which were partially offset by the impact of dispositions.
Net income per limited partnership unit is the most directly comparable IFRS measure for per unit FFO. The following table reconciles net income per limited partnership unit, the most directly comparable IFRS measure, to FFO per unit, a non-IFRS financial metric:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS, EXCEPT PER UNIT AMOUNTS(1)	2026	2025	2026	2025
Net (loss) income per limited partnership unit(1)	$(0.04)	$0.44	$(0.31)	$0.45
Add back or deduct the following:
Depreciation and amortization	0.56	0.57	1.72	1.64
Deferred taxes and other items(2)	0.39	(0.18)	1.29	0.37
Per unit FFO(3)	$0.91	$0.83	$2.70	$2.46
1.Average number of limited partnership units outstanding on a time weighted basis for the three and nine-month periods ended September 30, 2026 was 457.7 million and 458.4 million, respectively (2025: 461.1 million and 459.8 million).
2.Refer to the reconciliation of net income to FFO above for a description of balances included within other.
3.Average units outstanding on a time weighted basis during the three and nine-month periods ended September 30, 2026, were 791.8 million and 791.8 million, respectively (2025: 791.5 million and 790.2 million).
66 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following reconciles partnership capital, the most directly comparable IFRS measure, to Invested Capital, a non-IFRS financial metric:

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Partnership Capital	$32,256	$35,540
Remove impact of the following items since inception:
Non-controlling interest - in operating subsidiaries	(23,487)	(26,086)
Deficit	7,285	6,094
Accumulated other comprehensive income	(2,375)	(2,083)
Ownership changes and other	(659)	(659)
Invested Capital	$13,020	$12,806
During the nine-month period ended September 30, 2026, invested capital increased as a result of the issuance of BIPC exchangeable shares and Series 19 preferred units, offset by the repurchase of limited partnership units.
The following table presents the change in Invested Capital during the three and nine-month periods ended September 30, 2026, and 2025:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Opening balance	$12,911	$12,866	$12,806	$12,971
Net issuance (redemption) of preferred units	106	—	106	(96)
Repurchase of limited partnership units	—	—	—	(14)
Issuance of exchangeable shares, net of unit repurchases	3	3	108	8
Ending balance	$13,020	$12,869	$13,020	$12,869
Weighted Average Invested Capital	$12,894	$12,955	$12,894	$12,955
We measure return on Invested Capital as AFFO, less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our Invested Capital to determine how much capital we believe was returned in the current year.
AFFO is defined as FFO less maintenance capital expenditures. AFFO for the three and nine-month periods ended September 30, 2026, were $563 million and $1,726 million, respectively (2025: $460 million and $1,479 million). Estimated returns of capital for the three and nine-month periods ended September 30, 2026 were $33 million and $109 million, respectively (2025: $32 million and $96 million).
Our partnership has met its investment return objectives for the three and nine-month periods ended September 30, 2026, with returns on Invested Capital of 16% for both periods (2025: 14% for both periods).
Reconciliation of Segment Adjusted EBITDA
Adjusted EBITDA for each of our operating segments is presented based on our partnership’s share of results in operations accounted for using consolidation and the equity method whereby we either control or exercise significant influence over the investment respectively, in order to demonstrate the impact of key value drivers of each of these operating segments on our overall performance. As a result, interest, depreciation and amortization, income taxes, the impact of mark-to-market losses (gains) and other income (expenses) corresponding to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating items necessary for business operations are reconciling items that will differ from results presented in accordance with IFRS Accounting Standards as these reconciling items include our partnership’s share of earnings (losses) from investments in associates and joint ventures attributable to each of the above-noted items, and exclude the share of earnings (losses) of consolidated investments not held by the partnership apportioned to each of the above-noted items.
Q3 2026 INTERIM REPORT 67

The following tables reconcile each segment’s Adjusted EBITDA to consolidated segment net income in accordance with IFRS Accounting Standards:

FOR THE THREE-MONTH PERIOD ENDED September 30, 2026 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$209	$383	$87	$(194)	$(183)	$302

Add back or deduct the following:
Depreciation and amortization	247	205	290	265	—	1,007
Interest expense	357	134	243	248	67	1,049
Share of (earnings) losses from investments in associates and joint ventures(1)	(14)	(37)	(2)	(5)	9	(49)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	15	222	—	119	—	356
Income tax expense	103	24	3	17	6	153
Mark-to-market losses (gains)	46	(2)	74	65	(12)	171
Other (income) expenses	(81)	(149)	50	113	2	(65)
Adjusted EBITDA attributable to non-controlling interests(2)	(538)	(378)	(471)	(404)	—	(1,791)
Adjusted EBITDA	$344	$402	$274	$224	$(111)	$1,133

FOR THE THREE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$109	$677	$71	$15	$(122)	$750

Add back or deduct the following:
Depreciation and amortization	235	239	268	308	—	1,050
Interest expense	334	153	209	254	64	1,014
Share of losses (earnings) from investments in associates and joint ventures(1)	2	(382)	(6)	(38)	(13)	(437)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	7	217	—	105	—	329
Income tax expense	128	10	4	111	34	287
Mark-to-market losses (gains)	46	(5)	(2)	148	(29)	158
Other expenses (income)	21	(100)	70	(270)	(41)	(320)
Adjusted EBITDA attributable to non-controlling interests(2)	(551)	(414)	(377)	(422)	—	(1,764)
Adjusted EBITDA	$331	$395	$237	$211	$(107)	$1,067

68 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

FOR THE NINE-MONTH PERIOD ENDED September 30, 2026 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$500	$773	$357	$(204)	$(487)	$939

Add back or deduct the following:
Depreciation and amortization	726	638	878	935	—	3,177
Interest expense	1,028	417	720	814	190	3,169
Share of (earnings) losses from investments in associates and joint ventures(1)	—	(100)	16	23	20	(41)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	30	674	—	335	—	1,039
Income tax expense	297	59	68	13	12	449
Mark-to-market losses (gains)	26	(48)	108	196	(73)	209
Other expenses (income)	(23)	(51)	149	(180)	4	(101)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,568)	(1,152)	(1,471)	(1,251)	—	(5,442)
Adjusted EBITDA	$1,016	$1,210	$825	$681	$(334)	$3,398

FOR THE NINE-MONTH PERIOD ENDED September 30, 2025 US$ MILLIONS	Utilities	Transport	Midstream	Data	Corporate	Total
Consolidated segment net income (loss)	$576	$1,423	$407	$(235)	$(643)	$1,528

Add back or deduct the following:
Depreciation and amortization	684	743	676	848	—	2,951
Interest expense	900	445	525	755	197	2,822
Share of (earnings) losses from investments in associates and joint ventures(1)	(102)	(461)	(37)	18	34	(548)
Adjusted EBITDA contributions from investments in associates and joint ventures(1)	50	642	64	262	—	1,018
Income tax expense (recovery)	327	21	24	136	88	596
Mark-to-market losses (gains)	55	(15)	9	290	84	423
Other expenses (income)	67	(390)	(83)	(234)	(72)	(712)
Adjusted EBITDA attributable to non-controlling interests(2)	(1,584)	(1,210)	(845)	(1,282)	—	(4,921)
Adjusted EBITDA	$973	$1,198	$740	$558	$(312)	$3,157
1.Adjusted EBITDA contributions from investments in associates and joint ventures correspond to the Adjusted EBITDA attributable to the partnership that are generated by its investments in associates and joint ventures accounted for using the equity method. Along with the removal or add back of share of (earnings) losses from investments in associates and joint ventures, these adjustments have the combined effect of excluding the impact of balances included in our definition of Adjusted EBITDA recorded within our investments in associates and joint ventures.
2.Amounts attributable to non-controlling interests are calculated based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
Q3 2026 INTERIM REPORT 69

CAPITAL RESOURCES AND LIQUIDITY
The nature of our asset base and the quality of our associated cash flows enable us to maintain a stable and low-cost capital structure. We attempt to maintain sufficient financial liquidity at all times so that we are able to participate in attractive opportunities as they arise, better withstand sudden adverse changes in economic circumstances and maintain our distribution to unitholders. Our principal sources of liquidity are cash flows from our operations, undrawn credit facilities and access to public and private capital markets. We also structure the ownership of our assets to enhance our ability to monetize them to provide additional liquidity, if necessary. In certain instances, subsidiaries may be subject to limitations on their ability to declare and pay dividends to our partnership. However, no significant limitations existed at September 30, 2026, and December 31, 2025.
Our group-wide liquidity at September 30, 2026, consisted of the following:

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Corporate cash and financial assets	$185	$283
Committed corporate credit facility	2,225	2,225
Subordinate corporate credit facility	1,000	1,000
Draws under corporate credit facility	(166)	—
Commitments under corporate and other credit facilities	(10)	(11)
Partnership’s share of cash retained in businesses	1,044	1,557
Partnership’s share of availability under subsidiary credit facilities	1,767	1,711
Group-wide liquidity	$6,045	$6,765
We believe that group-wide liquidity is sufficient to meet Brookfield Infrastructure’s present requirements. We finished the quarter with group-wide liquidity of $6.0 billion, a decrease over our liquidity position as at December 31, 2025 primarily due to capital funded into investments in our subsidiaries.
We finance our assets principally at the operating company level with debt that generally has long-term maturities, few restrictive covenants and no recourse to either Brookfield Infrastructure or our other operations.
On a consolidated basis as of September 30, 2026, scheduled principal repayments over the next five years are as follows:

		For the one-year period ended September 30
US$ MILLIONS	Average Term (years)	2027	2028	2029	2030	2031	Beyond	Total
Corporate borrowings(1)	14	$316	$492	$492	$351	$264	$2,201	$4,116
Non-recourse borrowings	7	3,456	5,561	4,908	7,139	11,220	24,495	56,779
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
Debt attributable to the partnership (see definition of debt attributable to the partnership below), a non-IFRS measure we use to assess our liquidity, can be reconciled to consolidated debt as follows:

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Consolidated debt	$61,064	$64,498
Add: partnership’s share of debt of investments in associates:
Utilities	603	112
Transport	4,022	4,104
Midstream	—	—
Data	6,940	7,044
Add: partnership’s share of debt directly associated with assets held for sale	—	179
Less: borrowings attributable to non-controlling interest(1)	(37,692)	(40,499)
Premium on debt, cross currency swaps and other	257	175
Debt attributable to the partnership	$35,194	$35,613
1.Includes draws made under Brookfield's private funds credit facility used to bridge acquisitions over period-end. Borrowings made under the facility are secured by limited partner commitments and are non-recourse to the Partnership.
70 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Net debt, a non-IFRS liquidity measure used to assess debt attributable to partnership net of the partnership’s share of cash and cash equivalents, is as follows:

	As of
US$ MILLIONS	September 30, 2026	December 31, 2025
Debt attributable to the partnership
Utilities	$7,125	$6,555
Transport	7,224	7,344
Midstream	6,339	6,053
Data	9,209	10,714
Corporate	5,297	4,947
Total debt attributable to the partnership	$35,194	$35,613
Partnership’s share of cash retained in businesses(1)
Utilities	$306	$160
Transport	408	332
Midstream	40	38
Data	290	1,027
Corporate(2)	185	283
Total partnership’s share of cash retained in businesses	$1,229	$1,840
Net debt
Utilities	$6,819	$6,395
Transport	6,816	7,012
Midstream	6,299	6,015
Data	8,919	9,687
Corporate	5,112	4,664
Total net debt	$33,965	$33,773
1.The partnership’s share of cash retained in the businesses includes $576 million of cash and cash equivalents attributable to the partnership held by its investments in associates and joint ventures accounted for using the equity method and excludes $2,048 million of amounts attributable to non-controlling interests based on the economic ownership interests held by non-controlling interests in consolidated subsidiaries.
2.The partnership’s share of cash retained in corporate includes corporate financial assets.

Q3 2026 INTERIM REPORT 71

As of September 30, 2026, our partnership’s share of scheduled principal repayments over the next five years are as follows:

US$ MILLIONS	Average Term (years)	2026	2027	2028	2029	2030	Beyond	Total
Recourse borrowings
Corporate borrowings(1)	14	$—	$317	$492	$492	$351	$2,464	$4,116
Total recourse borrowings	14	—	317	492	492	351	2,464	4,116
Non-recourse borrowings(2)
Utilities
Commercial & Residential Distribution	9	101	213	783	323	488	3,405	5,313
Regulated Transmission	7	4	86	161	181	451	929	1,812
	8	105	299	944	504	939	4,334	7,125

Transport
Diversified Terminals(3)	6	28	127	244	217	222	2,459	3,297
Rail	6	26	71	360	209	357	1,633	2,656
Toll Roads	7	21	185	131	244	167	523	1,271
	6	75	383	735	670	746	4,615	7,224

Midstream(3)	6	25	249	595	1,659	795	3,016	6,339

Data
Data Transmission & Distribution	7	60	42	485	334	876	4,862	6,659
Data Storage	3	18	50	1,283	209	387	603	2,550
	6	78	92	1,768	543	1,263	5,465	9,209

Total non-recourse borrowings(2),(4)	6	283	1,023	4,042	3,376	3,743	17,430	29,897
Total borrowings(5)	7	$283	$1,340	$4,534	$3,868	$4,094	$19,894	$34,013
Percentage of total borrowings		1%	4%	13%	11%	12%	59%	100%
1.Corporate borrowings and the average term to maturity are presented on an adjusted basis to exclude draws on our corporate credit facility, commercial paper issuances and deferred financing costs and other. Refer to Note 11, Borrowings, for further details. The calculation of net debt in the table above excludes these adjustments.
2.Represents non-recourse debt to Brookfield Infrastructure as the holders have recourse only to the underlying operations.
3.Commercial paper obligations at our Canadian diversified midstream operations, Global intermodal logistics operation and U.S. refined products pipeline system are fully backstopped by their credit facility, and have been presented in the table above in accordance with its related maturity.
4.As of September 30, 2026, no debt attributable to the partnership was in breach of asset-level financial covenants.
5.As of September 30, 2026, approximately 34% has been issued as floating rate debt. Brookfield Infrastructure and its subsidiaries have entered into interest rate swaps whereby the floating rate debt has been converted to fixed rate debt, effectively reducing floating rate debt maturities to approximately 16% of our total borrowings. Excluding working capital and capital expenditure facilities, floating rate debt maturities are approximately 11% of our total borrowings, inclusive of the impact of interest rate swaps.

Debt attributable to the partnership has an average term of six years. Our partnership’s share of net debt-to-capitalization ratio, defined as our partnership’s share of net debt divided by the sum of our partnership’s share of net debt and invested capital, as of September 30, 2026, was 72%. The weighted average cash interest rate is 5.9% for the overall business (September 30, 2025: 5.9%), in which our utilities, transport, midstream, data, and corporate segments were 6.8%, 6.1%, 5.4%, 5.9%, and 4.8%, respectively (September 30, 2025: 6.3%, 5.7%, 5.7%, 6.2% and 5.3%).
We define “debt attributable to the partnership”, which is a non-IFRS measure, as our partnership’s share of borrowing obligations relating to our investments in various portfolio businesses. Net debt is debt attributable to the partnership, net of the partnership’s share of cash and cash equivalents. Our partnership’s share of cash and cash equivalents is calculated as cash and cash equivalents as reported under IFRS Accounting Standards, plus our share of cash and cash equivalents held by investments in associates and joint ventures, less the amounts attributable to non-controlling interests.
72 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Debt attributable to the partnership and net debt are not, and are not intended to be, presented in accordance with IFRS Accounting Standards. We believe our presentation, when read in conjunction with our partnership’s reported results under IFRS Accounting Standards, including consolidated debt, provides a more meaningful assessment of how our operations are performing and capital is being managed. The presentation of debt attributable to the partnership and net debt has limitations as an analytical tool, including the following:
•Debt attributable to the partnership and net debt amounts do not represent our consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, our partnership may determine, in our discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate proportionate Adjusted EBITDA for all of our portfolio investments and aggregate debt attributable to the partnership for all of our portfolio investments; and
•Other companies may calculate debt attributable to the partnership and net debt differently than we do.
Debt attributable to the partnership and net debt are presented to assist investors in understanding the capital structure of our underlying investments that are consolidated in our financial statements but are not wholly-owned. When used in conjunction with Adjusted EBITDA, both metrics are expected to provide useful information as to how the partnership has financed its businesses at the asset-level and provides a view into our return on capital that we invest at a given degree of leverage. Further, the partnership participates in arrangements such as joint ventures or consortiums which provide it with access to partners with local strategic expertise and substantial amounts of capital. When investing in such arrangements, which are not consolidated for financial statement purposes, the partnership nevertheless maintains joint control or significant influence over the business, and is therefore, not a passive investor. We structure governance arrangements to require each of our businesses to distribute all available cash (which is generally defined as cash on hand less any amounts reserved for committed growth projects as approved by the investment’s Board of Directors), ensuring that any decision to not distribute all available cash flow requires our express consent. Consequently, the partnership has access to operating cash flows generated by all of our businesses, including joint ventures and any other non-consolidated investments.
CAPITAL MANAGEMENT
Our partnership’s approach to capital management is focused on maximizing returns to unitholders and ensuring capital is deployed in a manner consistent with achieving our investment return objectives.
We define Invested Capital as partnership capital removing the impact of the following items: non-controlling interest in operating subsidiaries, retained earnings or deficit, accumulated other comprehensive income and ownership changes.
Invested Capital, which tracks the amount of capital that has been contributed to our partnership, is a measure we utilize to assess returns on capital deployed, relative to targeted returns. Investment decisions are based on, amongst other measures and factors, targeted returns on Invested Capital of 12% to 15%+ annually over the long term. We measure return on Invested Capital as Adjusted Funds from Operations (“AFFO”), less estimated returns of capital on operations that are not perpetual in nature, divided by the weighted average Invested Capital for the period. Our partnership completes our estimate of returns of capital by reviewing the cash flow profile over the economic useful life of limited life businesses as underwritten, and estimating the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
Weighted average Invested Capital for the nine-month period ended September 30, 2026 was $12,894 million. Refer to the “Reconciliation of Non-IFRS Financial Measures” section of this MD&A for more details.
Q3 2026 INTERIM REPORT 73

CONTRACTUAL OBLIGATIONS
The table below outlines Brookfield Infrastructure’s contractual obligations as at September 30, 2026:

	Payments due by period
US$ MILLIONS	Less than 1 year	1-2 years	3-5 years	5+ years	Total contractual cash flows
Accounts payable and other liabilities	$5,245	$132	$26	$164	$5,567
Corporate borrowings(1)	1,043	808	1,272	2,202	5,325
Non-recourse borrowings(1)	3,456	5,561	23,267	24,495	56,779
Financial liabilities	375	93	150	3,125	3,743
Lease liabilities	558	535	1,314	3,042	5,449
Interest expense:
Corporate borrowings(2)	207	191	436	2,200	3,034
Non-recourse borrowings	3,363	3,151	6,866	4,801	18,181
1.Borrowings exclude deferred financing costs and other. Refer to Note 11, Borrowings, for further details.
2.Interest expense on Corporate borrowings include undiscounted interest obligations on $300 million, $176 million, $250 million, and $158 million of subordinated notes maturing March 15, 2055, September 1, 2055, May 24, 2081, and May 31, 2084, with coupon rates of 6.8%, 5.6%, 5.0%, and 7.3%, respectively.
In addition, pursuant to the Master Services Agreement, on a quarterly basis we pay a base management fee to Brookfield equal to 0.3125% (1.25% annually) of the market value of our partnership plus net recourse debt. This fee is estimated to be approximately $444 million per year based on the September 30, 2026, market capitalization of our partnership plus preferred units and recourse corporate net debt.
An integral part of our partnership’s strategy is to participate with institutional investors in Brookfield-sponsored private infrastructure funds that target acquisitions that suit Brookfield Infrastructure’s profile. In the normal course of business, our partnership has made commitments to Brookfield-sponsored private infrastructure funds to participate in these target acquisitions in the future, if and when identified.
FINANCIAL INSTRUMENTS
Foreign Currency Hedging Strategy
To the extent that we believe it is economic to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:
•We leverage any natural hedges that may exist within our operations
•We utilize local currency debt financing to the extent possible
•We may utilize derivative contracts to the extent that natural hedges are insufficient
The table below presents our hedged position in foreign currencies as of September 30, 2026. The adjusted equity investment balances reflect the book value of our assets as of September 30, 2026, which contains certain limitations when evaluating our hedge exposure. Most importantly, all intangible assets and growth opportunities are not eligible for revaluation. As such, our book values are lower than fair value which is evident in the below table.

	Foreign Currency Hedges
US$ MILLIONS	USD(1)	GBP	EUR	AUD	BRL	CAD(2)	INR	Other
Gross Equity Investments – US$	$5,250	$2,720	$1,616	$1,039	$1,177	$(91)	$(223)	$477
Corporate Items – US$(3)	(3,189)	—	—	—	—	—	—	—
Equity Investment – US$	2,061	2,720	1,616	1,039	1,177	(91)	(223)	477
FX contracts – US$	4,777	(2,527)	(1,616)	(745)	—	91	223	(203)
Net unhedged	$6,838	$193	$—	$294	$1,177	$—	$—	$274
% of equity investment hedged	N/A	93%	100%	72%	—%	100%	100%	43%
1.USD net equity investment excludes $389 million of preferred units and $293 million of perpetual subordinated notes.
2.CAD net equity investment excludes $446 million of preferred units and preferred shares.
3.Includes medium-term notes, subordinated notes, commercial paper issuances, the deposit from our parent and working capital at the corporate level.
At September 30, 2026, 78% of our net equity investment is U.S. dollar functional. For the three-month period ended September 30, 2026, we recorded gains in comprehensive income of $18 million (September 30, 2025: income of $141 million) related to foreign exchange contracts.
74 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAPITAL REINVESTMENT
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to the partnership. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, the partnership has over $2 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
From a treasury management perspective, the partnership manages its cash reserves with a view of minimizing foreign exchange and administrative costs, as well as enhancing our ability to secure asset level debt financing. While capital is primarily raised at the corporate level to fund the equity component of organic growth capital expenditures, actual funding of projects may be executed by injecting cash into subsidiaries or utilizing operating cash flow generated and retained by the business. Importantly, the physical movement of cash has no relevance on Brookfield Infrastructure’s ability to fund capital expenditures or make distributions.
DISTRIBUTION POLICY
Our distributions are underpinned by stable, highly regulated and contracted cash flows generated from operations. Our partnership’s objective is to pay a distribution that is sustainable on a long-term basis. Our partnership has set its target payout ratio at 60-70% of FFO. In sizing what we believe to be a conservative payout ratio, we typically retain approximately 15-20% of FFO to fund the equity component of recurring growth capital expenditures.
The following table presents the partnership’s payout ratios:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Net (loss) income attributable to the partnership(1)	$69	$440	$52	$634
Funds from Operations (FFO)	717	654	2,128	1,938
Adjusted Funds from Operations (AFFO)	563	460	1,726	1,479
Distributions(2)	462	435	1,384	1,308
FFO payout ratio(3)	64%	67%	65%	67%
AFFO payout ratio(4)	82%	95%	80%	88%
1.Includes net income attributable to limited partners, the general partner, non-controlling interests - Redeemable Partnership Units held by Brookfield, non-controlling interests - Exchange LP Units, non-controlling interests - BIPC exchangeable LP units and non-controlling interests - BIPC exchangeable shares and class A.2 exchangeable shares.
2.Includes partnership distributions, partnership preferred distributions, and perpetual subordinated note distributions.
3.FFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by FFO.
4.AFFO payout ratio is defined as distributions (inclusive of GP incentive, preferred unit distributions, and interest on perpetual notes classified as equity) divided by AFFO.
The partnership’s annual distribution is reviewed with the Board of Directors in the first quarter of each year considering the following:
i)The results from the prior year as well as the budget for the upcoming year and the five-year business plan based on the partnership’s share of Funds from Operations generated by our assets;
ii)The partnership’s group-wide liquidity and its ability to fund committed capital investments.
Q3 2026 INTERIM REPORT 75

SUPPLEMENTAL FINANCIAL INFORMATION
The information below is being provided pursuant to Rule 13-01 of Regulation S-X in respect of debt securities issued by Brookfield Infrastructure Finance ULC (“Alberta Finco”) and BIP Bermuda Holdings I Limited (“Bermuda Holdco”), which are fully and unconditionally guaranteed, on a subordinated basis, by our partnership. In addition, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Brookfield Infrastructure Holdings (Canada) Inc. (“Can Holdco”), Brookfield Infrastructure US Holdings I Corporation and BIPC Holdings Inc. (“BIPC Holdings”) (collectively, together with our partnership, “Guarantor Group A” or the “Group A Guarantors”) have also guaranteed the payment of principal, premium (if any), interest and certain other amounts under certain series of senior or subordinated debt securities issued by Alberta Finco (including the 2021 Alberta Finco Notes (as described below)) and/or Bermuda Holdco (including the Perpetual Subordinated Notes (as defined below)), as applicable. Separately, Holding LP, Bermuda Holdco (in the case of debt securities issued by Alberta Finco), Alberta Finco (in the case of debt securities issued by Bermuda Holdco), Can Holdco, Brookfield Infrastructure LLC and BIPC Holdings (collectively, together with our partnership, “Guarantor Group B” or the “Group B Guarantors”) have guaranteed, and may in the future guarantee, the payment of principal, premium (if any), interest and certain other amounts under certain other senior or subordinated debt securities issued from time to time by Alberta Finco (including the 2024 Alberta Finco Notes (as defined below)) and/or Bermuda Holdco, as applicable.
Fincos and Guarantor Group A
The following tables present summarized financial information for the following:
•Alberta Finco and Bermuda Holdco (together, the “Fincos”); and
•the Guarantor Group A (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the nine-month period ended September 30, 2026 US$ MILLIONS	Fincos and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	2,046	2,046	—
Net income	1,866	2,020	(154)
For the year ended December 31, 2025
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	859	859	—
Net income	543	840	(297)
1.Total revenues of our partnership and its controlled subsidiaries were $19,339 million and $23,100 million for the nine-month period ended September 30, 2026 and the year ended December 31, 2025, respectively.
2.Other income includes dividend and interest income.
76 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

	Statement of Financial Position
As of September 30, 2026 US$ MILLIONS	Fincos and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,279	$2,279	$—
Total assets(1)	4,222	4,222	—
Current liabilities	9,965	9,880	85
Total liabilities	10,533	10,428	105

As of December 31, 2025
Current assets	$2,316	$2,316	$—
Total assets(1)	4,317	4,317	—
Current liabilities	9,028	8,938	90
Total liabilities	9,369	9,259	110
1.Total assets of our partnership and its controlled subsidiaries were $120,645 million and $128,150 million as of September 30, 2026 and December 31, 2025, respectively.
Fincos and Guarantor Group B
The following tables present summarized financial information for the following:
•the Fincos; and
•the Guarantor Group B (including our partnership).
For purposes of the tables immediately below, “Fincos and Guarantors” refers to each of the entities identified immediately above, without duplication.

	Statement of Operating Results
For the nine-month period ended September 30, 2026 US$ MILLIONS	Fincos and Guarantors	Transactions with non-Guarantor subsidiaries	Transactions with other related parties
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	2,091	2,091	—
Net income (loss)	1,887	2,062	(175)
For the year ended December 31, 2025
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Other income(2)	1,190	1,190	—
Net income (loss)	922	1,166	(244)
1.Total revenues of our partnership and its controlled subsidiaries were $19,339 million and $23,100 million for the nine-month period ended September 30, 2026 and the year ended December 31, 2025, respectively.
2.Other income includes dividend and interest income.
Q3 2026 INTERIM REPORT 77

	Statement of Financial Position
As of September 30, 2026 US$ MILLIONS	Fincos and Guarantors	Amounts due from/payable to non-Guarantor subsidiaries	Amounts due from/payable to other related parties
Current assets	$2,549	$2,549	$—
Total assets(1)	4,667	4,667	—
Current liabilities	9,763	9,700	63
Total liabilities	10,330	10,252	78

As of December 31, 2025
Current assets	$2,564	$2,564	$—
Total assets(1)	4,564	4,564	—
Current liabilities	8,849	8,779	70
Total liabilities	9,285	9,200	85
1.Total assets of our partnership and its controlled subsidiaries were $120,645 million and $128,150 million as of September 30, 2026, and December 31, 2025, respectively.
Alberta Finco
Alberta Finco is an indirect wholly-owned subsidiary of our partnership incorporated under the Business Corporations Act (Alberta) on May 22, 2012. In May 2021, Alberta Finco issued $250 million of Subordinated Notes due 2081 at a fixed rate of 5.000% per annum (the “2021 Alberta Finco Notes”), which will mature on May 24, 2081. The 2021 Alberta Finco Notes were issued pursuant to the first supplemental indenture, dated as of May 24, 2021, to the indenture, dated as of May 24, 2021 by and among Alberta Finco, our partnership, the other Group A Guarantors (other than Alberta Finco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Alberta Finco Indenture”). The 2021 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest, then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The 2021 Alberta Finco Notes are now redeemable at Alberta Finco’s option, having become redeemable on May 24, 2026. The 2021 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The 2021 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Alberta Finco). The 2021 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 15, upon the occurrence of certain bankruptcy-related events.
In May 2024, Alberta Finco issued $150 million of Subordinated Notes due 2084 at a fixed rate of 7.250% per annum (the “May 2024 Alberta Finco Notes”), which will mature on May 31, 2084. In June 2024, Alberta Finco issued an additional $8 million of the May 2024 Alberta Finco Notes. The May 2024 Alberta Finco Notes were issued pursuant to the second supplemental indenture, dated as of May 31, 2024, to the Alberta Finco Indenture. The May 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest, then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The May 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option on or after May 31, 2029. The May 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The May 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The May 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 16, upon the occurrence of certain bankruptcy-related events.
78 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

In November 2024, Alberta Finco issued $300 million of 6.750% Fixed-to-Fixed Reset Rate Subordinated Notes due 2055 (the “November 2024 Alberta Finco Notes” and together with the May 2024 Alberta Finco Notes, the “2024 Alberta Finco Notes”), which will mature on March 15, 2055. The November 2024 Alberta Finco Notes were issued pursuant to the third supplemental indenture, dated as of November 29, 2024, to the Alberta Finco Indenture. The November 2024 Alberta Finco Notes permit the deferral of interest at the discretion of Alberta Finco; however, if Alberta Finco has deferred interest, then under the terms of the Alberta Finco Indenture, our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The November 2024 Alberta Finco Notes are redeemable at Alberta Finco’s option (i) between December 15, 2029 and March 15, 2030, and (ii) after March 15, 2030 on any September 15 or March 15 occurring before maturity on March 15, 2055. The November 2024 Alberta Finco Notes are also redeemable in connection with certain ratings and tax events. The November 2024 Alberta Finco Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group B Guarantors (other than Alberta Finco). The November 2024 Alberta Finco Notes, including any accrued and unpaid interest thereon, will be exchanged automatically, without the consent or action of the holders thereof, into Class A Preferred Units, Series 17, upon the occurrence of certain bankruptcy-related events.
Bermuda Holdco
Bermuda Holdco is an indirect wholly-owned subsidiary of our partnership incorporated under the Companies Act 1981 of Bermuda on November 9, 2007. In January 2022, Bermuda Holdco issued $300 million of perpetual subordinated notes at a fixed rate of 5.125% per annum (the “Perpetual Subordinated Notes”). The Perpetual Subordinated Notes were issued pursuant to the first supplemental indenture, dated as of January 21, 2022, to the indenture, dated as of January 21, 2022, by and among Bermuda Holdco, our partnership, the other Group A Guarantors (other than Bermuda Holdco) and Computershare Trust Company, N.A. and Computershare Trust Company of Canada, as trustees (as supplemented by the first supplemental indenture, the “Bermuda Holdco Indenture”). The Perpetual Subordinated Notes permit the deferral of interest at the discretion of Bermuda Holdco; however, if Bermuda Holdco has deferred interest then under the terms of the Bermuda Holdco Indenture, then (i) any such deferred interest shall become due and payable on the date Bermuda Holdco declares any distributions on any of Bermuda Holdco’s common shares or preferred shares and (ii) our partnership is restricted on paying distributions on or redeeming, purchasing or otherwise retiring any of our units or preferred units, and from paying interest on certain indebtedness. The Perpetual Subordinated Notes are redeemable at Bermuda Holdco’s option on or after January 21, 2027. The Perpetual Subordinated Notes are also redeemable in connection with certain ratings and tax events. The Perpetual Subordinated Notes are fully and unconditionally guaranteed, on a subordinated basis, by our partnership and are also guaranteed by the other Group A Guarantors (other than Bermuda Holdco).
Q3 2026 INTERIM REPORT 79

CAPITAL EXPENDITURES
Due to the capital-intensive nature of our partnership’s asset base, ongoing capital investment is required for additions and enhancements, life-cycle maintenance and repair of plant and equipment related to our operations. Our partnership reviews all capital expenditures and classifies them in one of the two following categories:
i)growth capital expenditures: capital outlays underpinned by incremental revenues that will enhance our partnership’s returns. These projects are eligible for inclusion in the rate base of our utilities segment, or they are meant to add capacity to further expand our existing infrastructure networks in our transport, midstream and data operations; or
ii)maintenance capital expenditures: required capital outlays to maintain the current operating state and reliability of the system while ensuring regulatory and safety requirements are upheld.
We manage separate review and approval processes for each of the two categories of capital expenditures. Growth capital expenditures are underwritten in isolation and must meet or exceed our partnership’s target after-tax equity return threshold of 12% to 15%+. Projects that meet these return targets are presented to the Capital Expenditure Committee which comprises senior personnel of the General Partner of our partnership. The committee reviews proposed project plans considering the target returns and funding plans, in addition to analyzing the various execution risks associated with these projects. Once a project receives approval from the Capital Expenditure Committee, it is generally added to the backlog.
Maintenance capital expenditures follow a different, though equally robust process, as failure to make necessary investment to maintain our operations could impair the ability of our businesses to serve our customer base or continue existing operations. Firstly, the operations teams involved with a particular business performs a detailed review of all planned and proposed maintenance capital expenditures during the annual budgeting process. These plans are reviewed in the context of the business’ maintenance capital approach that is agreed upon with our partnership at the time of acquisition and take into account drivers of performance that include public and worker health and safety, environmental and regulatory compliance, system reliability and integrity. Maintenance capital projects that receive approval at the asset level are then presented to our partnership’s corporate asset management teams that are responsible for overseeing our partnership’s operations, and have ample experience in managing utilities, transport, midstream and data assets. Through an iterative process with the companies’ senior operating executives, the plan is refined through a comprehensive review including prioritization of non-discretionary projects and comparisons to industry benchmarks. Once agreed, maintenance capital expenditure plans are approved and form part of the annual and five-year business plans that are presented to our partnership’s senior executive team. Once approved, these maintenance plans are executed in the following year and performance relative to these plans is closely monitored by both the operations and asset management teams.
In addition to the various levels of internal reviews, our partnership engages a reputable, globally recognized engineering services firm annually to perform an independent review of its overall approach to maintenance capital expenditures and detailed capital program. Each year the engineering services firm will review a portion of the portfolio, covering all assets on a rotating basis. For each asset under review in a given year, the engineering services firm will review the historical and forecasted spend against industry standards, regulatory requirements or other benchmarking data, and determine the reasonableness of the maintenance capex program based on the nature of the business and the age and condition of the assets. We have also engaged an accounting firm to review the findings of the report provided by the engineering services firm and to assess the control activities related to our process for compiling the annual sustaining maintenance capital expenditure ranges by segment. The results from the engagements confirm that our stated ranges of annual sustaining maintenance capital expenditures are reasonable and in-line with industry standard for assets of a similar nature.
The following table presents the components of growth capital expenditures by operating segment:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Growth capital expenditures by segment
Utilities	$174	$147	$513	$388
Transport	91	202	196	304
Midstream	46	27	105	116
Data	572	609	2,379	1,629
	$883	$985	$3,193	$2,437
Growth capital expenditures for the three-month period ended September 30, 2026, were $883 million, compared to $985 million during the same period in 2025. Growth capital expenditures decreased in our transport segment as the prior year included a tuck in acquisition of a portfolio of fully-leased containers at our global intermodal logistics operation and in our data segment from the commissioning of our semiconductor manufacturing foundries in Arizona.
80 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

The following table presents the components of maintenance capital expenditures by operating segment:

			Actual Capex
	Annual Ongoing Estimated Maintenance Capex		For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	Low	High	2026	2025	2026	2025
Maintenance capital expenditures by segment
Utilities	$90	$105	$27	$19	$72	$60
Transport	320	340	68	121	199	245
Midstream	155	165	47	44	96	122
Data	50	60	12	10	35	32
	$615	$670	$154	$194	$402	$459
Maintenance capital expenditures for the three-month period ended September 30, 2026, were $154 million, a $40 million decrease from the same period in 2025. Following the closing of new investments and asset sales, we estimate annual maintenance capital expenditures to be $90-105 million, $320-340 million, $155-165 million, and $50-60 million for our utilities, transport, midstream, and data segments, respectively, for a total range between $615-670 million. As of September 30, 2026, our maintenance capital expenditures were within our estimated range. Our partnership leverages industry data and benchmarks provided by a global engineering services firm to determine the appropriate maintenance capital ranges as disclosed above.
DEPRECIATION, AMORTIZATION AND RETURN OF CAPITAL ESTIMATES
When determining the fair value, useful life and residual value of essential, long-life infrastructure investments, certain judgments and estimates are used. As a result, our partnership’s depreciation and amortization is not directly comparable to the level of capital required to maintain the structural integrity and safety of our physical assets and their operating cash flow profile. There are three distinct limitations with using our partnership’s accounting depreciation as a proxy for annual maintenance capital requirements which are as follows:
i)The partnership has elected to revalue property, plant and equipment (“PP&E”) annually under IFRS Accounting Standards. Each year we assess the fair value of our PP&E by reviewing the discounted cash flows that we expect to receive from the underlying business. The revaluation gains we have recorded reflect our ability to increase the cash flows generated from these businesses, the reinvestment of cash flows into both maintenance capital and accretive organic growth projects, and the increasing institutional demand for de-risked mature investments. While revaluation gains correspond to increasing values for our shareholders, they also lead to higher depreciation expense as we amortize a higher asset valuation over the same useful life estimate. However, this increase in reported depreciation often does not correspond to an increase in the cost to maintain the physical asset base. We estimate that revaluation gains alone result in an increase in our reported depreciation by almost 25%.
ii)Due to the nature of our investments, historically, a significant portion of purchase price allocations was ascribed to PP&E. This allocation has a similar effect to the revaluation approach in that it increases depreciation expense during our ownership period. A recent example of this would be our acquisition of the leading independent telecom tower operator in France. The business generates stable, inflation-linked cash flows underpinned by long-term contracts with its customers. For the purposes of the purchase price allocation, we used an internal discounted cash flow model to allocate the consideration paid to PP&E (the physical towers) and intangible assets (the long-term customer relationships with our tenants). This business had limited goodwill ascribed to it and therefore resulted in a carrying value of PP&E far in excess of the seller’s previously depreciated cost base. As a result, the annual depreciation expense that we recognize is significantly higher than would have been recognized by the seller. Similar to the first point, the cash flow expected to be generated from the investment results in a premium to the physical replacement cost which further expands the disconnect between accounting depreciation and the true cost to maintain these assets. Today, we estimate that almost 30% of our partnership’s share of depreciation and amortization expense is the result of the method of allocating the initial purchase price allocation primarily to depreciable asset classes.
iii)Depreciation over accounting useful life is not always reflective of annual maintenance expenditures as many of our infrastructure assets have very minimal maintenance requirements. An illustrative example of this is our U.K. regulated distribution business, the largest independent ‘last mile’ gas and electricity connection provider in the country with over two million multi-utility connections in place today. Under our adopted accounting standards, IFRS Accounting Standards, we are required to depreciate the network over a period of up to 60 years. However, our network assets, which consist primarily of nearly indestructible pipes installed several feet underground, require minimal on-going maintenance.
Q3 2026 INTERIM REPORT 81

Some of our utility and transport investments are owned and operated under concessions which can further cause depreciation and amortization to exceed maintenance requirements. Essential infrastructure assets are often owned through arrangements which grant the concessionaire the right to operate the investment for a specified period of time. This is common in certain asset classes, such as toll roads, where the assets revert to the regulator at the end of the specified time period. Our partnership’s largest concession-based investments are in our toll road businesses. These concessions are for a subset of the asset’s useful life, and therefore annual maintenance capital during a concession term may be less than required over its full useful life (for example, toll roads could last up to 100 years, however concession periods can range between 20-40 years).
Different from the many perpetual franchises we own, cash flow streams over an investment period of concession arrangements will include the return of capital invested. As such, we believe investors should understand the portion of our cash flows that we estimate are a return of capital. We complete this estimate by reviewing the cash flow profile over the concession period as underwritten, and estimate the percentage of cash flows generated in a given year. This percentage is then applied to our invested capital to determine how much capital we believe was returned in the current year.
The following table summarizes the return of capital estimates for the three and nine-month periods ended September 30, 2026, and September 30, 2025:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Return of capital(1)	$(33)	$(32)	$(109)	$(96)
1.Refer to the “Reconciliation of Non-IFRS Financial Measures” for additional information. Return of capital is used in the calculation of return on Invested Capital, a non-IFRS financial measure.
Although helpful in the context of understanding the operating performance of our business, we believe reducing our operating cash flows by return of capital to develop an alternative estimate of the long-term cash flow generating abilities of our partnership is not appropriate. Such an estimate would not take into account changes in the value of the business as a result of our strategic initiatives. When acquiring these concession rights, we focus on surrounding these assets with an experienced management team and a platform for growth. As concession agreements are transferable, we plan on monetizing these investments as part of our broader capital recycling initiatives, as we did at our Chilean toll road operation. We acquired this concession-based business for $340 million during 2011 and 2012. Through the reinvestment of cash flows, a stable capital structure and building a strong management team, we were able to sell this business for net-to-BIP after-tax proceeds of approximately $700 million across three individual transactions, while having nine fewer years remaining on the concession. The asset sale resulted in an IRR of 16%. Although we attribute a portion of cash flows as return of capital, the value of our assets under finite life concession arrangements does not necessarily decrease over time in part because with strong teams running the business, and overall GDP growth requiring more infrastructure, the potential to secure further assets or expand existing assets is valuable. In the case of our Chilean toll road business, we realized proceeds well in excess of the capital we invested.
To enhance the comparability of our financial statements and non-IFRS metrics, we encourage investors to consider the maintenance capital expenditure ranges and return of capital estimates included in our disclosures. These disclosures, when combined with our IFRS and non-IFRS measures, will provide users with a fulsome view of our operating performance over time.
82 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REVIEW OF CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the consolidated statements of cash flows:

	For the three-month period ended September 30		For the nine-month period ended September 30
US$ MILLIONS	2026	2025	2026	2025
Cash from operating activities(1)	$1,539	$1,870	$3,925	$3,927
Cash used by investing activities	(979)	(10,139)	(2,464)	(10,703)
Cash (used by) from financing activities	(931)	8,592	(1,907)	7,295
1.Our partnership’s cash from operating activities include reduction to cash related to the impact of finance lease receivables signed at our North American residential infrastructure business. The business presents an outflow for the cost of inventory within the operating cash flows, and given the business has been securitized since 2019, the corresponding cash outflows are offset by increases in non-recourse borrowings under financing activities on the Consolidated Statements of Cash Flows.
This statement reflects activities within our consolidated operations and therefore excludes activities within non-consolidated entities.
Three-month period ended September 30, 2026 and 2025
Cash from operating activities
Cash from operating activities totaled $1.5 billion for the three-month period ended September 30, 2026, a decrease from the same period in 2025. Increased contributions from recent acquisitions and organic growth across our segments were offset by a decrease in distributions from our investments in associates due to dispositions completed in the prior year.
Cash used by investing activities
Cash used by investing activities totaled $1.0 billion for the three-month period ended September 30, 2026, as compared to cash used by investing activities of $10.1 billion for the same period in 2025. The current period includes approximately $0.2 billion of net proceeds from the disposition of a portfolio of stabilized containers at our global intermodal logistics operation. These benefits were more than offset by approximately $0.3 billion of net capital invested in associates and other investing activities and approximately $0.9 billion of net capital invested in long-lived and financial assets. The prior period included approximately $2.5 billion of proceeds from the partial dispositions of our interest in a European hyperscale data center platform and a portfolio of stabilized containers at our global intermodal logistics operation, in addition to the sale of our Australian export terminal. These benefits were more than offset by $9.7 billion of capital invested in acquisitions of businesses and approximately $2.9 billion of net capital invested in long-lived and financial assets and other investing activities.
Cash (used by) from financing activities
Cash used by financing activities totaled $0.9 billion for the three-month period ended September 30, 2026, as compared to cash from financing activities of $8.6 billion from the same period in 2025. The current period includes net capital provided from non-controlling interests of $0.7 billion and $0.1 billion of preferred share issuances, which were more than offset by net repayments of borrowings of $0.8 billion, distributions to unitholders of $0.5 billion and other financing activities of $0.4 billion. The prior period included net proceeds from borrowings of $4.7 billion, net capital provided by non-controlling interests of $4.8 billion, partially offset by distribution to unitholders of $0.4 billion and other financing outflows of $0.5 billion.
PARTNERSHIP CAPITAL
The total number of partnership units in the Holding LP outstanding is comprised of the following:

	As of
	September 30, 2026	December 31, 2025
Redeemable Partnership Units, held by Brookfield	190,299,956	190,299,956
Special General Partner Units	2,400,631	2,400,631
Managing General Partner Units	457,805,290	460,488,788
Total	650,505,877	653,189,375
An affiliate of Brookfield in its capacity as the special general partner of the Holding LP is entitled to incentive distributions which are based on the amount by which quarterly distributions on the limited partnership units, the Exchange LP units, BIPC exchangeable LP units, BIPC class A.2 exchangeable shares and the BIPC exchangeable shares exceed specified target levels. To the extent distributions on these securities exceed $0.1218 per unit/share per quarter, the incentive distribution rights entitle the special general partner to 15% of incremental distributions above this threshold to $0.1320 per unit/share.
Q3 2026 INTERIM REPORT 83

To the extent that distributions on limited partnership units, Exchange LP units, BIPC exchangeable LP units, BIPC class A.2 exchangeable shares, and BIPC exchangeable shares exceed $0.1320 per unit/share, the incentive distribution rights entitled the special general partner to 25% of incremental distributions above this threshold. During the three and nine-month periods ended September 30, 2026, an incentive distribution of $87 million and $261 million, respectively, was paid to the special general partner (2025: $80 million and $240 million).
ENTERPRISE VALUE
We define enterprise value as the market capitalization of our partnership plus preferred units and the partnership’s share of debt, net of cash. In addition to limited partnership units, our partnership’s capital structure includes BIPC exchangeable shares and class A.2 exchangeable shares, BIPC Exchangeable LP Units, general partner and Redeemable Partnership Units, as well as Exchange LP Units. We include enterprise value as a measure to assist users in understanding and evaluating the partnership's capital structure.
The following table presents Enterprise Value as of September 30, 2026, and December 31, 2025:

	As of
	September 30, 2026			December 31, 2025
US$ MILLIONS	BIPC(1)	Brookfield Infrastructure(2)	Consolidated Enterprise Value	Consolidated Enterprise Value
Shares/units outstanding	140.5	651.4	791.9	791.6
Price(3)	$35.61	$35.55	$—	$—
Market capitalization	5,003	23,157	28,160	28,966
Preferred units and perpetual subordinated notes(4)	—	1,128	1,128	1,022
Net debt(5)	5,386	28,579	33,965	33,773
Enterprise value	$10,389	$52,864	$63,253	$63,761
1.Includes BIPC exchangeable shares, class A.2 exchangeable shares and BIPC Exchangeable LP Units.
2.Includes limited partner, general partner and redeemable partnership units, as well as Exchange LP Units.
3.Market value of our partnership is calculated based on the closing price of BIPC exchangeable shares and our units on the New York Stock Exchange.
4.Includes $835 million of preferred units and $293 million of perpetual subordinated notes.
5.Please see “Capital Resources and Liquidity” above for a detailed reconciliation of Brookfield Infrastructure’s net debt to our partnership’s consolidated debt on the Consolidated Statements of Financial Position.
RELATED PARTY TRANSACTIONS
In the normal course of operations, Brookfield Infrastructure entered into the transactions below with related parties. The immediate parent of Brookfield Infrastructure is our partnership. The ultimate parent of Brookfield Infrastructure is Brookfield. Other related parties of Brookfield Infrastructure represent its subsidiary and operating entities.
Throughout the year, the General Partner, in its capacity as our partnership’s general partner, incurs director fees, a portion of which are charged at cost to our partnership in accordance with our limited partnership agreement. Director fees of less than $1 million and $1 million were incurred during the three and nine-month periods ended September 30, 2026 (2025: less than $1 million and $1 million).
Since inception, Brookfield Infrastructure has had a management agreement (the “Master Services Agreement”) with certain service providers (the “Service Providers”), which are wholly-owned subsidiaries of Brookfield.
Pursuant to the Master Services Agreement, on a quarterly basis, Brookfield Infrastructure pays a base management fee, referred to as the Base Management Fee, to the Service Providers equal to 0.3125% per quarter (1.25% annually) of the market value of our partnership. The Base Management Fee was $108 million and $325 million, respectively, for the three and nine-month periods ended September 30, 2026 (2025: $104 million and $303 million). As of September 30, 2026, $105 million was outstanding as payable to the Service Providers (December 31, 2025: $109 million).
For purposes of calculating the Base Management Fee, the market value of our partnership is equal to the aggregate value of all the outstanding units of our partnership (assuming full conversion of Brookfield’s Redeemable Partnership Units in the Holding LP into units of our partnership), preferred units and securities of the other Service Recipients (as defined in Brookfield Infrastructure’s Master Services Agreement) that are not held by Brookfield Infrastructure, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities.
As of September 30, 2026, Brookfield Infrastructure had a loan payable of approximately $32 million to a private fund managed by Brookfield (December 31, 2025: $33 million).
Brookfield Infrastructure, from time to time, will place deposits with, or receive deposits from, Brookfield. As at September 30, 2026, our net deposit from Brookfield was $nil (December 31, 2025: $nil) and Brookfield Infrastructure incurred interest expense of $nil for the three and nine-month periods ended September 30, 2026 (2025: $nil).
84 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

Brookfield Infrastructure has entered into a $1 billion revolving credit facility with Brookfield to provide additional liquidity for general corporate purposes and capital expenditures, if required. As of September 30, 2026, there were no borrowings outstanding (December 31, 2025: $nil).
As at September 30, 2026, Brookfield Infrastructure had approximately $290 million of borrowings outstanding to Brookfield Wealth Solutions (December 31, 2025: $306 million) and approximately $235 million of net payables to private funds managed by Brookfield (December 31, 2025: $62 million of net receivables).
Brookfield Infrastructure’s subsidiaries provide heating, cooling, connection, port marine and natural gas services on market terms in the normal course of operations to subsidiaries of Brookfield. For the three and nine-month periods ended September 30, 2026, revenues of approximately $1 million and $3 million were generated (2025: approximately $2 million and $4 million).
Brookfield Infrastructure’s subsidiaries purchase power, lease office space and obtain construction, consulting and engineering services in the normal course of operations on market terms from subsidiaries of Brookfield. For the three and nine-month periods ended September 30, 2026, expenses of $11 million and $27 million, respectively, were incurred (2025: $13 million and $49 million).
In addition, subsidiaries of Brookfield Infrastructure reported lease assets and liabilities of $12 million at September 30, 2026 (December 31, 2025: $12 million) with subsidiaries of Brookfield.
On June 30, 2026, our U.S. bulk fiber platform sold an approximate 80% interest in a portfolio of stabilized assets for net proceeds of approximately $1.3 billion ($300 million to the partnership) to a consortium of investors including a private fund managed by Brookfield, and the transaction was completed at arm’s length on market terms.
On May 7, 2026, a subsidiary of the partnership refinanced an existing $450 million loan with subsidiaries of Brookfield Wealth Solutions. The new loan was completed at arm’s length on market terms and bears interest at a fixed rate of 6.33% per annum with an anticipated repayment date of May 7, 2031 and a final maturity date of May 7, 2036. The loan is non-recourse to the partnership and is presented as non-recourse borrowings on the Consolidated Statement of Financial Position. During the three and nine-month periods ended September 30, 2026, interest of $7 million and $21 million, respectively (2025: $8 million and $25 million), was incurred on the loan.
During the third quarter of 2025, our European hyperscale data center platform sold a 90% interest in a portfolio of stabilized data center assets for net proceeds of approximately $1.7 billion ($310 million to the partnership). The buyers of the stabilized data centers were a consortium of third-party investors and a private fund managed by Brookfield, and the transaction was completed at arm’s length on market terms. As a result of the transaction, Brookfield Infrastructure recognized a gain of approximately $160 million ($25 million to the partnership).
In the third quarter of 2026 and over the course of 2025, our global intermodal logistics operation sold a 67% interest in two of its stabilized container portfolios. The interests sold were acquired equally by a third party and a private fund managed by Brookfield, and were completed at arm’s length on market terms. Brookfield Infrastructure recognized a gain of approximately $90 million ($25 million to the partnership) on the sale completed in the third quarter of 2026 and recognized a gain of approximately $115 million ($30 million to the partnership) on the sale to the private fund managed by Brookfield completed in the third quarter of 2025.
On October 1, 2025, our North American retail colocation data center operation acquired a portfolio of data centers for approximately $210 million from an affiliate of the partnership. The transaction was funded with a combination of cash and debt, and principally comprised of property, plant and equipment of approximately $775 million, intangible assets of approximately $70 million, goodwill of approximately $165 million and assumed debt of approximately $745 million.
During the nine-month period ended September 30, 2026, subsidiaries of the partnership acquired income tax credits of $46 million from an associate of Brookfield Renewable Partners, on market terms.
Q3 2026 INTERIM REPORT 85

OFF-BALANCE SHEET ARRANGEMENTS
We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
We, on behalf of our subsidiaries, provide letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at September 30, 2026, letters of credit issued on behalf of our subsidiaries amounted to $10 million (December 31, 2025: $11 million).
In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions and acquisitions, construction projects, capital projects, and sales and purchases of assets and services. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of substantially all of the indemnification undertakings prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under such indemnification agreements.
Critical Accounting Estimates
The preparation of financial statements requires management to make significant judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.
The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Significant judgments and estimates made by management and utilized in the normal course of preparing our partnership’s consolidated financial statements, which we consider to be critical, are outlined below.
Revaluation of property, plant and equipment
Property, plant and equipment is revalued on a regular basis. The critical estimates and assumptions underlying the valuation of property, plant and equipment are set out in Note 14, Property, Plant and Equipment in our December 31, 2025, audited consolidated financial statements. Our partnership’s property, plant, and equipment are measured at fair value on a recurring basis with an effective date of revaluation for all asset classes as of December 31, 2025. Brookfield Infrastructure determines fair value under both the income and cost methods with due consideration to significant inputs such as the discount rate, terminal value multiple, overall investment horizon, useful life and replacement cost.
Impairment of goodwill, intangibles with indefinite lives and investment in associates and joint ventures
Our partnership assesses the impairment of goodwill and intangible assets with indefinite lives by reviewing the value-in-use or fair value less costs of disposal of the cash-generating units to which goodwill or the intangible asset has been allocated. Brookfield Infrastructure uses the following critical assumptions and estimates: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the cash-generating unit; discount rates; terminal capitalization rates; terminal valuation dates; useful lives and residual values.
The impairment assessment of investments in associates and joint ventures requires estimation of the recoverable amount of the asset.
Other estimates utilized in the preparation of our partnership’s financial statements are: depreciation and amortization rates and useful lives; recoverable amount of goodwill and intangible assets; ability to utilize tax attributes.
CONTROLS AND PROCEDURES
No change in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) occurred during the three and nine-month periods ended September 30, 2026 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
86 BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
This Management’s Discussion and Analysis contains forward-looking information and forward-looking statements within the meaning of applicable securities laws. We may make such statements in this report, in other filings with Canadian regulators or the SEC and in other public communications. The words “tend”, “seek”, “target”, “foresee”, “believe”, “expect”, “could”, “aim to”, “intend”, “objective”, “outlook”, “endeavor”, “estimate”, “likely”, “continue”, “plan”, derivatives thereof and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “will”, “may”, “should”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Forward-looking statements in this Management’s Discussion and Analysis include among others, statements with respect to our assets tending to appreciate in value over time, growth in our assets and operations, increases in FFO per unit and resulting capital appreciation, returns on capital and on equity, increasing demand for commodities and global movement of goods, the impact of planned capital projects by customers of our businesses as on the performance and growth of those businesses, the extent of our corporate, general and administrative expenses, our ability to close acquisitions (including acquisitions referred to in this Management’s Discussion and Analysis and other planned transactions), initiatives to reorganize our corporate structure, our capacity to take advantage of opportunities in the marketplace, the future prospects of the assets that we operate or will operate, partnering with institutional investors, ability to identify, acquire and integrate new acquisition opportunities, long-term target return on our assets, reorganizations or other structural simplification transactions, sustainability of distribution levels, distribution growth and payout ratios, operating results and margins for our business and each operation, future prospects for the markets for our products, our plans for growth through internal growth and capital investments, ability to achieve stated objectives, ability to drive operating efficiencies, return on capital expectations for the business, contract prices and regulated rates for our operations, our expected future maintenance and capital expenditures, ability to deploy capital in accretive investments, impact on the business resulting from our view of future economic conditions, our ability to maintain sufficient financial liquidity, our ability to draw down funds under our bank credit facilities, our ability to secure financing through the issuance of equity or debt, anticipated redemptions or other capital management transactions, expansions of existing operations, likely sources of future opportunities in the markets in which we operate, financing plans for our operating companies, foreign currency management activities and other statements with respect to our beliefs, outlooks, plans, expectations and intentions. Although we believe that the partnership’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to be correct. For example, there can be no assurance that we will approve a transaction to create a single corporate security or, if approved, that the transaction will be completed. The reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the partnership to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by the forward-looking statements contained herein include general economic conditions in the jurisdictions in which we operate and elsewhere which may impact the markets for our products or services, the ability to achieve growth within Brookfield Infrastructure’s businesses, our ability to achieve the milestones necessary to deliver the targeted returns to our unitholders, which is uncertain, some of which depends on access to capital and continuing favorable commodity prices, the impact of market conditions on our businesses, the fact that success of Brookfield Infrastructure is dependent on market demand for an infrastructure company, which is unknown, the availability of equity and debt financing for Brookfield Infrastructure, the ability to effectively complete new acquisitions in the competitive infrastructure space (including potential acquisitions that remain subject to the satisfaction of conditions precedent, and the inability to reach final agreement with counterparties to transactions being currently pursued, given that there can be no assurance that any such transaction will be agreed to or completed) and to integrate acquisitions into existing operations, the ability to complete strategic initiatives including changes to our corporate structure, changes in technology which have the potential to disrupt the businesses and industries in which we invest, the market conditions of key commodities, the price, supply or demand for which can have a significant impact upon the financial and operating performance of our business, regulatory decisions affecting our regulated businesses, our ability to realize the expected benefits of our transactions, initiatives or acquisitions, our ability to secure favorable contracts, weather events affecting our business, traffic volumes on our toll road businesses, pandemics or epidemics, and other risks and factors described in the documents filed by us with the securities regulators in Canada and the U.S., including under “Risk Factors” in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Infrastructure, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the partnership undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Q3 2026 INTERIM REPORT 87